As filed with the Securities Exchange Commission on September 5, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Enable Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5961 (Primary Standard Industrial Classification Code Number)	52-2372260 (I.R.S. Employer Identification Number)

8725 W Higgins, Suite 900, Chicago, Illinois 60631, (773) 272-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey D. Hoffman Chief Executive Officer Enable Holdings, Inc. 8725 W Higgins, Suite 900 Chicago, Illinois 60631 (773) 272-5000	With a copy to: Thomas F. Steichen Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402 (612) 492-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
		Offering	Aggregate	Amount of
Title of Each Class Of	Amount To Be	Price	Offering	Registration
Securities To Be Registered	Registered (1)	Per Unit(2)	Price(2)	Fee(2)
Common Stock, par value $0.001	2,460,148	$2.22	$5,461,529	$214.64

(1)	The shares of our common stock being registered hereunder are being registered for sale by the selling stockholder, as defined in the accompanying prospectus.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the last sale price of the Registrant’s common stock as reported on the over-the-counter bulletin board on September 2, 2008.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 2008.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the securities and exchange commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Enable Holdings, Inc.
(formerly known as uBid.com Holdings, Inc.)

2,460,148 Shares of Common Stock

This prospectus relates to the sale of up to 2,460,148 shares of our common stock, $0.001 par value, by Fusion Capital Fund II, LLC (“Fusion Capital”). Fusion Capital is sometimes referred to in this prospectus as the selling stockholder. The prices at which Fusion Capital may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by Fusion Capital.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and quoted on the over-the-counter bulletin board under the symbol “ENAB.OB” On September 2, 2008, the last reported sale price for our common stock as reported on the over-the-counter bulletin board was $2.22 per share.

Investing in the common stock involves certain risks. See “Risk Factors” beginning on page 3 for a discussion of these risks.

The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September __, 2008

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	15
BUSINESS	15
MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS	25
DIVIDEND POLICY	25
SELECTED FINANCIAL DATA	26
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28
DIRECTORS AND EXECUTIVE OFFICERS	46
COMPENSATION DISCUSSION AND ANALYSIS	50
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	58
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS	60
THE FUSION TRANSACTION	62
THE SELLING STOCKHOLDER	65
USE OF PROCEEDS	65
PLAN OF DISTRIBUTION	65
DESCRIPTION OF SECURITIES	67
WHERE YOU CAN FIND MORE INFORMATION	70
EXPERTS	71
LEGAL MATTERS	71
INDEX TO THE FINANCIAL STATEMENTS	F-1

EX-5.1 OPINION OF FREDRIKSON & BYRON, P.A.
EX-23.1 CONSENT OF BDO SEIDMAN, LLP

You should rely only on the information contained in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

We have not authorized the selling stockholder to make an offer of these shares of common stock in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

-i-

PROSPECTUS SUMMARY

You should rely only on the information contained in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information, and if you receive any unauthorized information you should not rely on it. We have not authorized the selling stockholder to make an offer of these shares in any place where the offer is not permitted. The information appearing in this prospectus or any prospectus supplement is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Business

Enable Holdings, Inc. is a holding company for uBid, Inc., Dibu Trading Corp., RedTag, Inc., RedTag Live, Inc., Enable Payment Systems, Inc. and uSaas, Inc., our operating businesses. For purposes of this prospectus, unless otherwise indicated or the context otherwise requires, all references herein to “Enable,” “we,” “us,” and “our” refer to Enable Holdings, Inc. and our subsidiaries.

We are a Delaware corporation. Our principal executive offices are located at 8725 W Higgins, Suite 900, Chicago, Illinois 60631. Our telephone number is (773) 272-5000. The address of our website is www.enableholdings.com. Information on our website is not part of this prospectus.

We began operations as an e-tailer directly procuring merchandise consisting primarily of refurbished and overstock computer and consumer electronics inventory for sale in our auction-style format online marketplace. Initially, we operated as the sole seller in the marketplace and were solely responsible for all warehousing and order processing and, therefore, incurred all costs and risks associated with product procurement.

In the first quarter of 2008, we began transforming our business model to an asset recovery solution. Asset recovery is a rapidly growing industry with revenues of $38.5 billion in 2004 and is expected to climb to over $63.1 billion in 2008, according to D.F. Blumberg Associates Inc., a logistics research and consulting firm.

For manufacturers and retailers, we offer excess inventory asset recovery solutions. For consumers, we are a connection to excess name brand inventory. We have identified seven proprietary inventory selling solutions. These solutions are structured as separate operating divisions and include:

•	uBid.com – Our historical auction site which has operated for ten years. This division will focus solely on auction format rather than the current auction and fixed price format.
•	RedTag.com – A fixed price internet site that is currently under development with an expected launch date in the third quarter of 2008.
•	RedTag Live – An inventory liquidation company dedicated to physical location sales. RedTag Live was launched in the beginning of the third quarter of 2008.
•
Dibu Trading Co. – A wholesale inventory liquidation company dedicated to Business-to-Business solutions. This division was formed in the fourth quarter of 2007 and dedicated staff was hired in the first quarter of 2008.

•
Commerce Innovations – A software service company which licenses auction software to third party companies. We are currently developing this hosted solution which is expected to launch in the middle of the third quarter of 2088.

The Offering

On July 15, 2008, we entered into a common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital, an Illinois limited liability company. Under the Purchase Agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of $10 million from time to time over a twenty-four (24) month period. Under the terms of the Purchase Agreement, Fusion Capital has received a commitment fee consisting of 230,074 shares of our common stock. Also, we will issue to Fusion Capital an additional 230,074 shares as a commitment fee pro rata as we receive the $10 million of future funding. As of September 5, 2008, there were 18,676,190 shares outstanding (7,315,846 shares held by non-affiliates). If all of such 2,460,148 shares offered hereby were issued and outstanding as of the date hereof, the 2,460,148 shares would represent 11.8% of the total common stock outstanding or 25.7% of the non-affiliates shares outstanding as of the date hereof. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.

Under the Purchase Agreement and a concurrent registration rights agreement (the “Registration Rights Agreement”) we are required to register and have included in the offering pursuant to this prospectus: (1) 230,074 shares which have already been issued as a commitment fee, (2) an additional 230,074 shares which we may issue in the future as a commitment fee pro rata as we receive the $10 million of future funding, and (3) 2,000,000 shares which we may sell to Fusion Capital after this registration statement is declared effective under the Securities Act. All 2,460,148 shares are being offered pursuant to this prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 2,000,000 shares to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond this 2,000,000 shares. However, if we elect to sell more than the 2,000,000 shares (which we have the right but not the obligation to do), we must first register under the Securities Act any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our stockholders.

We do not have the right to commence any sales of our shares to Fusion Capital until the SEC has declared effective the registration statement of which this prospectus is a part. After the SEC has declared effective such registration statement, generally we have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $60,000 and $1.0 million depending on certain conditions. We have the right to control the timing and amount of any sales of our shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.75. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the Purchase Agreement or the Registration Rights Agreement. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

RISK FACTORS

You should carefully consider the risks, uncertainties and other factors described below before you decide whether to buy shares of our common stock. Any of the factors could materially and adversely affect our business, financial condition, operating results and prospects and could negatively impact the market price of our common stock. Also, you should be aware that the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, of which we are not yet aware, or that we currently consider to be immaterial, may also impair our business operations. You should also refer to the other information contained in and incorporated by reference into this prospectus, including our financial statements and the related notes.

Risks Related to Our Company

We have a limited operating history with significant losses and expect losses to continue for the foreseeable future.

We have yet to establish any history of profitable operations. We have incurred annual operating losses of $7,280,000, $7,822,000 and $6,511,000, respectively, during the past three fiscal years of operation. As a result, at June 30, 2008, we had an accumulated deficit of $37,622,000. We have incurred net losses from continuing operations of $7,555,000 and $7,041,000 for the fiscal years ending December 31, 2006 and December 31, 2007. Our revenues have not been sufficient to sustain our operations. We expect that our revenues will not be sufficient to sustain our operations for the foreseeable future. Our profitability will require the successful commercialization of our products. No assurances can be given when this will occur or that we will ever be profitable.

Revenues in prior periods may not be indicative of our future growth.

Our revenues have fluctuated significantly in the past as a result of varying amounts of funds we have spent on advertising and inventory supply and may fluctuate significantly in the future as a result of changes made in our business over the past ten years. These changes in our business, including changes in ownership, prevent the meaningful use of period-to-period comparisons of financial results. Accordingly, investors should not rely on past revenue as a prediction of our future growth. For a discussion of the changes to our business over the past eight years, see “Business,” beginning on page 15.

Our financial results fluctuate and may be difficult to forecast.

General U. S. and worldwide economic conditions have recently experienced a downturn due to slower economic activity, concerns about inflation and deflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns, recent international conflicts and terrorist and military activity, and the impact of natural disasters and public health emergencies. These conditions make it extremely difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and they could cause vendors and consumers to slow spending on our products and services. We cannot predict timing, strength of duration of any economic slowdown or subsequent economic recovery in the U.S. or worldwide. If the economy or markets in which we operate do no continue at their present levels, our business, financial conditions and results of operations will likely be materially and adversely affected.

Losing key personnel could affect our ability to successfully grow our business.

Our future performance depends substantially on the continued service of our senior management and other key personnel. In particular, our success depends upon the continued efforts of our management personnel, including our Chief Executive Officer, Jeffrey D. Hoffman, our Executive Vice President, Timothy E. Takesue, and other members of the senior management team. Messrs. Hoffman and Takesue have executed employment agreements, but these agreements do not guarantee continued employment. We do not currently maintain key person life insurance. If our senior management were to resign or no longer be able to serve as our management team, it could impair our revenue growth, business and future prospects.

We are a holding company that depends on cash flow from uBid, Inc., Dibu Trading Corp., RedTag, Inc., RedTag Live, Inc., Enable Payment Systems, Inc. and uSaas, Inc., our wholly-owned subsidiaries, to meet our obligations.

We are a holding company with no material assets other than the stock of our wholly-owned subsidiaries. Accordingly, all our operations are conducted by uBid, Inc., Dibu Trading Corp., RedTag, Inc., RedTag Live, Inc., Enable Payment Systems, Inc. and uSaas, Inc., our wholly-owned subsidiaries. We currently expect that the earnings and cash flow of our subsidiaries will primarily be retained and used by it in its operations, including servicing any debt obligations it may have now or in the future. Accordingly, although we do not anticipate paying any dividends in the foreseeable future, our subsidiary may not be able to generate sufficient cash flow to distribute funds to us in order to allow us to pay future dividends on, or make any distributions with respect to our common stock.

We have been notified that we are not in compliance with the financial covenants in our Credit and Security Agreement with Wells Fargo.

On May 9, 2006, we and our subsidiaries entered into a Credit and Security Agreement with Well Fargo Bank. On July 25, 2008, Wells Fargo Bank notified us of our failure to meet the minimum excess availability requirement of $3.5 million. Since we did not meet the minimum excess availability requirement as stated in the agreement, the financial covenants went into effect which required that we demonstrate net earnings at the levels stated in the agreement. Due to the recent restructuring, we were unable to meet the covenants. Wells Fargo Bank has not elected to accelerate or call the loan at this point, but has put into effect the default interest rate of 11.25% on the outstanding balance of the loan.

In response to the notification of violation from Wells Fargo, we are currently evaluating several options; including, but not limited to, the payment of a waiver fee of $100,000 to Wells Fargo Bank along with resetting the covenants, complete the sale of 2.1 million shares of common stock held in treasury in a private offering, draw upon the Fusion Capital Equity Line or refinance the Wells Fargo credit facility with alternative lenders. If we are not able to come up with a solution to meet the covenants, our financial conditions and results of operations could be materially and adversely affected.

Risks Related to Our Business

We may not be successful in developing brand awareness, and the failure to do so could significantly harm our business and financial condition.

We believe that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of our brand will depend largely on our ability to increase our customer base. If suppliers do not perceive us as an effective marketing and sales channel for their merchandise, or if consumers do not perceive us as offering an entertaining and efficient way to purchase merchandise, we may be unsuccessful in promoting and maintaining our brand. To attract and retain customers and promote our brand, we expect to continue to increase our marketing and advertising budgets. Failure to successfully promote our brand in a cost effective manner or achieve a leading position in Internet commerce could significantly reduce the revenues we are able to generate from our operations.

Our failure to remain competitive may significantly hinder our growth.

The electronic commerce marketplace is rapidly evolving and intensely competitive, and we expect competition to intensify in the future. We compete with a variety of other companies based on the type of merchandise and the sales format they offer to customers. These competitors include, but are not limited to:

▪	Various online auction houses such as eBay.com, Amazon.com Auctions, and Bidz.com.

▪
A number of e-commerce companies focused primarily on excess and overstock products with fixed price format, including Amazon.com, Overstock.com, Shopping.com, eCost.com,
BlueFly.com and SmartBargains.com.

▪	A variety of offline auction companies that offer similar merchandise to that available in our marketplace supply.

▪	Merchants that have their own direct distribution channels for excess inventory or refurbished products.

▪
Companies with substantial customer bases in the computer and peripherals catalog business, including
CDW Computer Centers, PC Connection and PC Mall, some of which already sell online or may devote more resources to e-commerce in the future.

Some of our current and potential competitors have established or may establish cooperative relationships among themselves or directly with suppliers to obtain exclusive or semi-exclusive sources of merchandise. In addition, there has been consolidation in the industry, which may continue in the future. Accordingly, new competitors or alliances among competitors and suppliers may emerge and rapidly acquire market share. Further, manufacturers may elect to sell their products directly. Increased competition is likely to reduce our operating margins, cause us to lose market share and/or diminish the value of our brand. The occurrence of any of these events could significantly harm our business.

Many of our current and potential competitors have significantly greater financial, marketing, customer support, technical and other resources than we have. As a result, these competitors may be able to secure merchandise from suppliers on more favorable terms than we do. They may also be able to respond more quickly to changes in customer preferences or devote greater resources to developing and promoting their merchandise. We cannot ensure that we will be able to successfully compete against current and future competitors. Our failure to operate competitively in the marketplace could reduce the amount of revenue we are able to generate in the future.

We may need to raise additional capital to meet our business requirements in the future and such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interests.

We may need additional capital in the future, which may not be available on reasonable terms or at all. The raising of additional capital may dilute our current stockholders’ ownership interests. We may need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

▪	pursuing growth opportunities, including more rapid expansion;

▪	acquiring complementary businesses;

▪	making capital improvements to improve our infrastructure;

▪	hiring qualified management and key employees;

▪	developing new services or products;

▪	responding to competitive pressures;

▪	complying with regulatory requirements such as licensing and registration; and

▪	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity backed securities may dilute current stockholders’ ownership percentages and could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of those securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect.

Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business and, further, we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Our growth and future success depends on our ability to generate traffic to our website and we may not be able to effectively do so.

Our ability to sell products on our online marketplace depends substantially on our ability to attract traffic to our website. We have traditionally spent significant amounts of money for online advertising to attract such traffic. We expect that our sales and marketing expenses, including advertising expenditures, will increase as we attempt to generate increased traffic to our website. If we are unable to generate traffic to our website cost effectively, or if our efforts to promote our auctions using both online and offline media are not successful, our growth and business prospects may be substantially limited.

We depend to some extent on relationships with other online companies through which we place our advertising and expect that our dependence on these relationships will increase in the future. These relationships include:

▪	portal arrangements and agreements for anchor tenancy on other companies’ websites;

▪	sponsorships;

▪	promotional placements;

▪	banner advertisements; and

▪	other online advertising including paid searches.

Generally, these arrangements have terms for up to three years, are not exclusive, do not provide for guaranteed renewal, and may be terminated by us without cause. The risks created by our dependence on these relationships include the following:

▪	competitors may purchase exclusive rights to attractive space on one or more key websites;

▪	our online partners might be unable to deliver a sufficient number of customer visits or impressions;

▪	significant spending on these relationships may not increase our revenues in the time periods we expect or at all;

▪	our online partners could compete with us for limited online auction revenues; and

▪	space on websites may increase in price or cease to be available to us on reasonable terms or at all.

If other online companies terminate any of our arrangements, or if we fail to continue to acquire similar arrangements in the future, this could materially reduce the amount of revenue we are able to generate from our operations.

Our business channel, uBid Direct, may subject us to risks of decreased or negative gross margins.

We currently purchase most of the merchandise to be sold on our marketplace, and in doing so assume the inventory and price risks of this merchandise. These risks are especially significant because most of the merchandise we sell is subject to rapid technological change, obsolescence and price erosion. Because we rely heavily on purchased inventory, our success will depend on our ability to sell such inventory rapidly through our website. We also rely heavily on the ability of our buying staff to purchase inventory at attractive prices relative to resale value and our ability to manage customer returns and the shrinkage resulting from theft, loss and misrecording of inventory.

Due to the inherently unpredictable nature of the auction style format, it is impossible for us to determine with certainty whether any item will sell for more than the price we pay for it. Further, because minimum opening bid prices for the merchandise listed on our website generally are lower than the acquisition costs for the merchandise, we cannot be certain that we will achieve positive gross margins on any given sale. If we are unable to liquidate our purchased inventory rapidly, if our buying staff fails to purchase inventory at attractive prices relative to resale value at auction, or if we fail to predict with accuracy the resale prices for our purchased merchandise, we may have to sell our inventory at a discount or at a loss. This could negatively impact our revenues and profitability.

Our business may suffer from capacity constraints or system interruptions.

A key element of our strategy is to generate a high volume of traffic to our website. Our revenues depend substantially on the number of customers who use our website to purchase merchandise. Accordingly, the satisfactory performance, reliability and availability of our website, transaction-processing systems, network infrastructure and delivery and shipping systems are critical to our operating results, as well as to our reputation and ability to attract and retain customers and maintain adequate inventory and customer service levels.

Periodically, we have experienced minor systems interruptions, including Internet disruptions, which we believe may continue to occur from time to time. Any systems interruptions, including Internet disruptions that make our website inaccessible or reduce our order fulfillment performance, would reduce the volume of goods we are able to sell, which could harm our business. We are continually enhancing and expanding our transaction processing systems, network infrastructure, delivery and shipping systems and other technologies to accommodate a substantial increase in the volume of traffic on our website. We cannot assure you that we will be successful in these efforts or that we will be able to project accurately the rate or timing of increases, if any, in the use of our website or timely expand and upgrade our systems and infrastructure to accommodate these increases. We cannot assure you that our network or our suppliers’ networks will be able to timely achieve or maintain a sufficiently high capacity of data transmission, especially if our website traffic increases. If we fail to achieve or maintain our capabilities for high capacity data transmission, consumer demand for our services could decline, negatively impacting our revenues from operations.

We may not be able to sustain or grow our business unless we keep up with rapid technology changes.

The Internet and electronic commerce industries are characterized by:

▪	rapidly changing technology;

▪	evolving industry standards and practices that could render our website and proprietary technology obsolete;

▪	changes in consumer demands; and

▪	frequent introductions of new services or products that embody new technologies.

Our future performance will depend, in part, on our ability to develop, license or acquire leading technologies, enhance our existing services and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Developing website and other proprietary technology involves significant technical and business risks. We also cannot assure you that we will be able to successfully use new technologies or adapt our website and proprietary technology to emerging industry standards. We may not be able to remain competitive or sustain growth if we do not adapt to changing market conditions or customer requirements.

We may suffer disruption in our business because of changes in our systems, facilities and fulfillment activities.

We believe that our success is dependent in large part upon our ability to provide prompt and efficient service to our customers. Any failure of our information management systems or distribution capabilities could impair our ability to receive and process customer orders and ship products on a timely basis.

We expect to upgrade our software and hardware systems on a continuing basis. The transition to, or upgrading of, our hardware and software systems could result in delays, failures or execution difficulties that could impair our ability to receive and process orders and ship products in a timely manner.

We are currently planning an upgrade to our enterprise resource planning applications (“ERP”). These applications support our back office operations. Upgrades may be required to the ERP applications to ensure that such applications stay current on the latest applicable version. By design, these upgrades are time consuming, expensive and intrusive to daily business operations. Conducting such upgrades could result in a failure to our operating systems or may cause a delay in fulfillment of orders received through our online auction platform. Undertaking such an upgrade will require significant capital expenditures that may result in a diversion of funds required for general operating expenses, which may result in an adverse effect to our ongoing business operations.

To date, we have had various interruptions to our service because of loss of power and telecommunications connections. Our insurance coverage may not be adequate to compensate for all losses that may occur because of any future service interruptions. Our servers are vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties to overload our systems and similar disruptive problems. Any of these problems could cause interruptions, delays, loss of data or cessation in service to our users.

Our inability to adequately protect our proprietary technology could adversely affect our business.

Our proprietary technology is one of the keys to our performance and ability to remain competitive. We rely on a combination of trademark, copyright and trade secret laws to establish and protect our proprietary rights. We also use technical measures, confidentiality agreements and non-compete agreements to protect our proprietary rights. Our “uBid” service mark is registered in the United States. However, we may not be able to secure significant protection for our service marks or trademarks. Our competitors or others could adopt product or service names similar to “uBid” or our other service marks or trademarks. Any of these actions by others might impede our ability to build brand identity and could lead to customer confusion. Our inability to protect our service mark or trademarks adequately could adversely affect our business and financial condition, and the value of our brand name and other intangible assets.

We rely on copyright laws to protect our proprietary software and trade secret laws to protect the source code for our proprietary software. We generally enter into agreements with our employees and consultants and limit access to and distribution of our software, documentation and other proprietary information. The steps we take to protect our proprietary information may not prevent misappropriation of our technology, and the agreements we enter into for that purpose might not be enforceable. A third party might obtain and use our software or other proprietary information without authorization or develop similar software independently. It is difficult for us to police the unauthorized use of our technology, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other transmitted data. The laws of other countries may not provide us with adequate or effective protection of our intellectual property.

We may experience unexpected expenses or delays in service enhancements if we are unable to license third party technology on commercially reasonable terms.

We rely on a variety of technology that we license from third parties, such as Microsoft and Oracle. These third party technology licenses might not continue to be available to us on commercially reasonable terms or at all. If we are unable to obtain or maintain these licenses on favorable terms, or at all, we could experience delays in completing and developing our proprietary software.

The listing or sale of pirated, counterfeit or illegal items by third parties may harm our business and reputation.

We may be unable to prevent third parties from listing unlawful goods, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by third parties through our website. In the future, we may find it necessary to implement additional measures to protect further against the potential liabilities that could require us to spend substantial resources and/or to reduce revenues by discontinuing certain service offerings. Any costs incurred because of liability or asserted liability relating to the sale of unlawful goods or the unlawful sale of goods could harm our revenues, business, prospects, financial condition and results of operations. Negative publicity generated because of the foregoing could damage our reputation, harm our business and diminish the value of the Enable and uBid brand names.

We may be liable if third parties misappropriate our customers’ personal information.

If third parties are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit card information, or if we give third parties improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. This liability could also include claims for other misuse of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could adversely affect our business. In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. We could incur additional expenses from the introduction of new regulations regarding the use of personal information or from government agencies investigating our privacy practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms that we use to protect customer transaction data. If any such compromise of our security were to occur, it could harm our reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. We cannot assure you that our security measures will prevent security breaches or that failure to prevent such security breaches will not harm our business, prospects, financial condition and results of operations.

We may be subject to product liability claims that could be costly and time consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every possible claim asserted.

We may encounter barriers to international expansion, which could limit our future growth and adversely affect our business and financial condition.

We do not currently have any website content localized for foreign markets, and may not be able to establish a global presence. Our expansion into international markets will require significant management attention and financial resources.

Engaging in business on a global level carries inherent risks that could adversely affect our profitability, such as:

▪	differing regulatory requirements;

▪	longer payment cycles;

▪	export restrictions;

▪	problems in collecting accounts receivable;

▪	difficulties in staffing and managing foreign operations;

▪	political instability;

▪	difficulties in protecting our intellectual property rights;

▪	fluctuations in currency exchange rates; and

▪	potentially adverse tax consequences.

In addition, export laws restrict some types of software that contain encryption technology and we could become subject to liability for any violations of these export restrictions. We may not be able to successfully market, sell and distribute our products in foreign markets. The occurrence of one or more of these events could have a material adverse effect on our future global operations, and consequently, on our business and financial condition as a whole.

Credit card fraud could adversely affect our business.

We do not carry insurance against the risk of credit card fraud, so the failure to control adequately fraudulent credit card transactions could reduce our net revenues and gross margin. We have implemented technology to help us detect the fraudulent use of credit card information. However, we may in the future suffer losses because of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. If we are unable to detect or control credit card fraud, our liability for these transactions could increase our cost of doing business and reduce our profitability.

If one or more states successfully assert that we should collect sales or other taxes on the sale of our merchandise or the merchandise of third parties that we offer for sale on our website, our business could be harmed.

We have not collected nor do we currently collect sales or other similar taxes for physical shipments of goods into states other than Illinois. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies that engage in online commerce. Our business could be harmed if one or more states or any foreign country successfully asserts that it should collect sales or other taxes on the sale of our merchandise.

Failure to maintain satisfactory relationships with our suppliers, or the inability to obtain sufficient quantities of merchandise, could increase merchandise costs and/or availability.

We depend upon our suppliers to provide merchandise for sale through our online marketplace. The availability of merchandise can be unpredictable. Since our inception, we have sourced merchandise from over 3,600 suppliers. Merchandise acquired from Sony and Hewlett Packard accounted for 15.2% and 8.7% of net revenues during the year ended December 31, 2007. We do not have long-term supply contracts with any of our suppliers. We cannot be certain that our current suppliers will continue to sell or otherwise provide merchandise for sale in our auctions. We also cannot be certain that we will be able to establish new supplier relationships that ensure merchandise will be available for auction on our website.

A limited number of our suppliers process and ship merchandise directly to our customers. We have limited control over their shipping procedures, and factors beyond our control could delay shipments by these suppliers. Most merchandise we sell carries a warranty supplied either by the manufacturer or the supplier. We could be compelled to accept returns from customers without receiving reimbursements from the suppliers or manufacturers if they do not honor their warranties. If we are unable to develop and maintain satisfactory relationships with suppliers on acceptable commercial terms, if we are unable to obtain sufficient quantities of merchandise, if the quality of service provided by these suppliers falls below a satisfactory standard or if our level of returns exceeds our expectations, this could significantly harm our business.

Risks Related to our Industry

We may not be able to attract traditional consumers of goods at reasonable costs.

In countries such as the U.S., where online commerce has generally been available for some time, acquiring new users for our services may be more difficult and costly than it has been in the past. To expand our user base, we must appeal to and acquire consumers who historically have used traditional means of commerce to purchase goods. If these consumers prove to be less active than our earlier users, and we are unable to gain efficiencies in our operating costs, including the cost of acquiring new customers, this could impact our profitability.

Increasing governmental regulation of the Internet could harm our business.

We are subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards conducting business on the Internet. However, due to the increasing popularity and use of the Internet, many laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. New laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet auctions and increase our cost of doing business. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, auction regulation, sales tax, libel and personal privacy is uncertain and may take years to resolve.

Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. For example, United States and foreign laws regulate our ability to use customer information and to develop, buy and sell mailing lists. The vast majority of these laws were adopted before the advent of the Internet, and do not contemplate or address the unique issues raised by the Internet. The courts are only beginning to interpret those laws that do reference the Internet, such as the Digital Millennium Copyright Act and the CAN-SPAM Act of 2003, and their applicability and reach are therefore uncertain. These current and future laws and regulations could harm our business, results of operation and financial condition.

Because our service is available over the Internet in multiple states and because we sell merchandise to consumers residing in multiple states, we could be required to qualify to do business as a foreign corporation in each state in which our services are available. We are qualified to do business in Illinois and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could increase our costs of doing business.

Current and future laws could affect our auctions business.

Many states and other jurisdictions have regulations governing the conduct of traditional “auctions” and the liability of traditional “auctioneers” in conducting auctions. These types of regulations may become applicable to online auction sites. We are aware that several states and some foreign jurisdictions have attempted to impose such regulations on other companies operating online auction sites or on the users of those sites. In addition, some states have laws or regulations that do expressly apply to online auction site services. We may incur costs in complying with these laws. We may, from time to time, be required to make changes in our business that may increase our costs, reduce our revenues, and cause us to prohibit the listing of some items in certain locations, or make other changes that may adversely affect our auctions business.

The security risks of e-commerce may discourage customers from purchasing goods from us.

In order for the e-commerce market to develop successfully, Enable and other market participants must be able to transmit confidential information securely over public networks. Third parties may have the technology or expertise to breach the security of customer transaction data. Any breach could cause customers to lose confidence in the security of our website and choose not to purchase from our website. If someone is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Concerns about the security and privacy of transactions over the Internet could inhibit the growth of the Internet and e-commerce. Our security measures may not effectively prohibit others from obtaining improper access to our information. Third parties may target our customers directly with fraudulent identity theft schemes designed to appear as legitimate communications from us. Any security breach or fraud perpetrated on our customers could expose us to increased costs and to risks of loss, litigation and liability and could seriously disrupt our operations.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our Internet business or marketing efforts.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information. For example, we are subject to various telemarketing laws that regulate the manner in which we may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. In addition, several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13. Bills proposed in Congress would extend online privacy protections to adults. Moreover, proposed legislation in this country and existing laws in foreign countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by the company. We could become a party to a similar enforcement proceeding. These data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts.

More individuals are using non-PC devices to access the Internet and versions of our service developed or optimized for these devices may not gain widespread adoption by users of such devices.

The number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, mobile telephones and television set-top devices has increased dramatically. We originally designed our services for rich, graphical environments such as those available on desktop and laptop computers. The lower resolution, functionality and memory associated with alternative devices may make the use of our services through such devices difficult, and the versions of our service developed for these devices may not be compelling to users of alternative devices. As we have limited experience to date in operating versions of our service developed or optimized for users of alternative devices, it is difficult to predict the problems we may encounter in doing so, and we may need to devote significant resources to the creation, support and maintenance of such versions. If we are unable to attract and retain a substantial number of alternative device users to our online services, we may fail to capture a sufficient share of an increasingly important portion of the market for online services.

Risks Related to Our Common Stock

The market price of our common stock is highly volatile.

The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by shareholders and by the Company, including Fusion Capital pursuant to this prospectus, and subsequent sale of common stock by the holders of warrants and options could have an adverse effect on the market price of our shares.

We do not anticipate dividends to be paid on our common stock and investors may lose the entire amount of their investment.

A dividend has never been declared or paid in cash on our common stock and we do not anticipate such a declaration or payment for the foreseeable future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their shares. We cannot assure stockholders of a positive return on their investment when they sell their shares nor can we assure that stockholders will not lose the entire amount of their investment.

Investors may have difficulty trading and obtaining quotations for our common stock, which could impair their investments and our business.

Our common stock is currently quoted on the NASD’s OTC bulletin board and had its first trade since it was approved for quotation on January 4, 2006. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of, shares of our common stock. The lack of an established trading market severely limits the liquidity of our common stock, and could depress the market price of our common stock and limit our ability to raise additional capital.

Securities analysts may not initiate coverage or continue to cover our common stock and this may have a negative impact on its market price.

The trading market for our common stock will depend on the research and reports that securities analysts publish about us and our business. We do not have any control over these analysts. There is no guarantee that securities analysts will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our stock is downgraded, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

You may experience dilution of your ownership interests because of the future issuance of additional shares of our common and preferred stock.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders and the purchasers of common stock offered hereby. We are currently authorized to issue an aggregate of 225,000,000 shares of capital stock consisting of 200,000,000 shares of common stock and 25,000,000 shares of preferred stock with preferences and rights to be determined by our board of directors. As of September 5, 2008, there were 18,676,190 shares of common stock outstanding, 3,412,398 shares of common stock underlying warrants that have been issued by us, 1,984,100 shares of common stock underlying options or other rights that have been granted under our 2005 Equity Incentive Plan and 515,900 shares of common stock reserved for issuance under our 2005 Equity Incentive Plan. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our common stock may create downward pressure on the trading price of our common stock. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with any capital raising efforts, including at a price (or exercise prices) below the price at which shares of our common stock are currently traded on the OTC bulletin board.

Our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law contain anti-takeover provisions, which could discourage or prevent a takeover even if an acquisition would be beneficial to our stockholders.

Several provisions of our Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Enable even if that change in control would be beneficial to our stockholders. For example, only one-third of the members of the board of directors will be elected at each annual meeting of stockholders, which will make it more difficult for a potential acquirer to change our management, even after acquiring a majority of our common stock. These provisions, which cannot be amended without the approval of two-thirds of the holders of shares of common stock, could diminish the opportunities for a holder of common stock to participate in tender offers, including tender offers at a price above the then-current market value of our common stock. In addition, the board of directors, without further stockholder approval, may issue preferred stock, with such terms as the board of directors may determine, which could have the effect of delaying or preventing a change in control of Enable. The issuance of preferred stock could also adversely affect the voting powers of our common stockholders, including the loss of voting control to others. We are also afforded the protections of Section 203 of the Delaware General Corporation Law. Section 203 could delay or prevent a change in control of Enable or could impede a merger, consolidation, takeover or other business combination involving uBid or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Enable.

We will require additional financing to sustain our operations and without it we will not be able to continue operations.

At June 30, 2008 we had working capital of $4,748,000. We had an operating cash flow deficit of $6,164,000 and $4,801,000 as of June 30, 2008 and December 31, 2007, respectively. We do not currently have sufficient financial resources to fund our operations or those of our subsidiaries. Therefore, we need additional funds to continue these operations.

We only have the right to receive $60,000 every three business days under the agreement with Fusion Capital unless our stock price equals or exceeds $1.25, in which case we can sell greater amounts to Fusion Capital as the price of our common stock increases. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the market price of our common stock is less than $0.75. Since we registered 2,000,000 shares for sale by Fusion Capital pursuant to this prospectus, the selling price of our common stock to Fusion Capital will have to average at least $5.00 per share for us to receive the maximum proceeds of $10 million. Assuming a purchase price of $2.22 per share (the closing sale price of the common stock on September 2, 2008) and the purchase by Fusion Capital of the full 2,000,000 shares under the common stock purchase agreement, proceeds to us would only be $4,440,000 unless we choose to register and sell more than 2,000,000 shares, which we have the right, but not the obligation, to do. Subject to approval by our board of directors, we have the right but not the obligation to sell more than 2,000,000 shares to Fusion Capital. In the event we elect to sell more than 2,000,000 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the U.S. Securities & Exchange Commission.

The extent we rely on Fusion Capital as a source of funding will depend on a number of factors including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources, such as through the sale of our products. Specifically, Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business days that the market price of our common stock is less than $0.75. If obtaining sufficient financing from Fusion Capital were to prove unavailable or prohibitively dilutive and if we are unable to commercialize and sell enough of our products, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full $10 million under the common stock purchase agreement with Fusion Capital, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

The sale of our common stock to Fusion Capital may cause dilution and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline.

In connection with entering into the agreement, we authorized the sale to Fusion Capital of up to 2,460,148 shares of our common stock. The number of shares ultimately offered for sale by Fusion Capital under this prospectus is dependent upon the number of shares purchased by Fusion Capital under the agreement. The purchase price for the common stock to be sold to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the price of our common stock. All 2,460,148 shares registered in this offering are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 24 months from the date of this prospectus. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. Fusion Capital may ultimately purchase all, some or none of the 2,000,000 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the agreement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the agreement may be terminated by us at any time at our discretion without any cost to us.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. In addition to the information expressly required to be included in this filing, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

BUSINESS

Enable Holdings, Inc. is a holding company for uBid, Inc., Dibu Trading Corp., RedTag, Inc., RedTag Live, Inc., Enable Payment Systems, Inc. and uSaas, Inc., our operating businesses. For purposes of this prospectus, unless otherwise indicated or the context otherwise requires, all references herein to “Enable,” “we,” “us,” and “our” refer to Enable Holdings, Inc. and our subsidiaries.

uBid, Inc. commenced operations in 1997 primarily selling computer and consumer electronics on our online auction style marketplace as a wholly-owned subsidiary of PC Mall. In December 1998, uBid completed an initial public offering. In April 2000, CMGI, Inc. acquired ownership of uBid in a stock-for-stock merger transaction valued at approximately $407 million. Upon closing, uBid became a wholly-owned subsidiary of CMGI.

On April 2, 2003, CMGI sold substantially all of the assets and non-related party liabilities of uBid to Takumi Interactive, Inc., an investment vehicle of Petters Group Worldwide, LLC (“Petters Group”) formed on March 7, 2003, which changed its name to uBid, Inc. immediately after the acquisition. As a result of the transaction, uBid became a separate stand-alone business owned substantially by the Petters Group.

On December 29, 2005, uBid entered into a Merger Agreement and Plan of Reorganization with Cape Coastal Trading Corporation (the previous public reporting entity) (“Cape Coastal”), and uBid Acquisition Co., Inc., a wholly-owned subsidiary of Cape Coastal. Under the Merger Agreement, uBid Acquisition Co. merged with and into uBid, with uBid remaining as the surviving corporation and our wholly-owned subsidiary. On the Closing Date, the holders of uBid’s issued and outstanding capital stock before the merger surrendered their shares of uBid’s capital stock and received 8,800,000 shares of our common stock, with up to 444,444 of such shares of common stock subject to redemption at a redemption price of $4.50. The holders of Cape Coastal’s issued and outstanding common stock before the merger retained 599,331 shares of common stock. Before the merger, Cape Coastal Trading Corporation was a shell company.

Also on December 29, 2005, we completed the first part of a private offering to accredited investors. We sold 10,000,003 shares of our common stock and warrants to purchase 2,500,003 shares of our common stock (the “Units”), for aggregate consideration of $45 million. The warrants issued to the investors are exercisable for five years at an exercise price of $5.85. Some of the investors participating in the first part of the private offering held notes that were issued by uBid before the merger, including $10.5 million of debt held by the Petters Group and $5.0 million of debt held by certain other lenders. Rather than accepting cash consideration for the common stock and warrants acquired by these investors, we agreed to issue common stock and warrants for consideration of the note holders’ cancellation of the existing notes. Of the 3,444,444 Units issued in exchange for debt, 2,222,224 Units were issued to Petters Group with such common shares that were subject to redemption at a redemption price of $4.50. For debt exchanged with Units that did not have redeemable common shares, the value of the securities issued in exchange for the debt equaled the face value of the debt exchanged, and accordingly, we did not recognize or record a gain or loss. Due to the higher value of the redeemable common shares issued to Petters Group, we realized a loss of approximately $1.2 million upon the exchange of such debt. However, as the Petters Group is considered a significant related party to us, the exchange was treated for accounting purposes as a capital transaction and the resulting loss was reflected as a dividend to stockholders rather than as a direct reduction of net earnings. Therefore, the consideration we received on December 29, 2005 consisted of approximately $29.5 million in cash and $15.5 million in cancelled debt. In addition, on the Closing Date, we issued warrants to purchase 333,333 shares of our common stock to the bridge note holders as a financing fee, which warrants are exercisable for three years at an exercise price of $4.50 and the value of which, $600,000, was recorded as interest expense. We also issued warrants to purchase 230,000 shares of our common stock to our placement agents in the offering, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $522,000, was recorded as a cost of the equity issuance.

On February 3, 2006, we completed the second part of a private offering to accredited investors. In this offering, we sold 3,000,000 shares of our common stock and warrants to purchase 750,002 shares of our common stock. On February 6, 2006, we redeemed a total of 2,666,668 shares of common stock issued earlier subject to redemption to former uBid stockholders and certain participants in the first part of the offering, at a redemption price of $4.50 per share.  We also issued 600,667 shares of common stock to our financial advisor, Calico Capital Group.  Finally, we issued additional warrants to purchase 90,000 shares of our common stock to our placement agents, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $162,000, was recorded as additional costs of the equity issuance.

On July 26, 2006, Dibu Trading Corp. (“Dibu”) was formed. Dibu is our business to business trading arm which deals primarily with retailers and other distributors.

On April 25, 2007, the Company entered into a stock repurchase agreement with a group of private investors under common management to repurchase 2,135,550 shares of the Company’s common stock and warrants to purchase 580,937 shares of the Company’s common stock held by such private investors at a combined price of $1.05 for the company’s stock and for the warrants for an aggregate purchase price of $2,242. These shares and warrants repurchased in this privately negotiated transaction were originally acquired by the private investors in the Company’s private placement that initially closed on December 29, 2005. The repurchase represented 11% of the common stock and warrants outstanding.

On July 3, 2008, RedTag Live, Inc. was formed. RedTag Live, Inc. is a retailer that runs close out or going out of business sales.

On July 3, 2008, Enable Payment Systems, Inc. was formed. Enable Payment has the responsibility of processing all payments from credit cards, PayPal, ACH and other such payments.

On July 3, 2008, uSaas, Inc. was formed. uSaas licenses auction software to companies and organizations for private auctions.

On July 8, 2008, RedTag, Inc. was formed. RedTag.com is our fixed price internet site that is currently under development with an expected launch date in the third quarter of 2008.

Effective August 8, 2008, we changed our name to Enable Holdings, Inc. from uBid.com Holdings, Inc. The amendment to our Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 4, 2008.

The name change was recommended by unanimous consent of our Board of Directors on July 14, 2008, and was approved by the written action of our stockholders owning more than a majority of the outstanding shares of our common stock. In connection with such name change our ticker symbol on the NASDAQ OTC bulletin board has been changed to ENAB.OB, effective August 12, 2008.

Corporate Information

Cape Coastal Trading Corporation (now known as Enable Holdings, Inc.) was incorporated under the laws of the State of New York in 2002 and reincorporated under the laws of the State of Delaware in December, 2005. On February 10, 2006, we amended our Certificate of Incorporation to change our name from Cape Coastal Trading Corporation to “uBid.com Holdings, Inc.” to reflect that since the merger with uBid, Inc., our business operations are those of uBid. On August 4, 2008, we amended our Certificate of Incorporation to change our name from uBid.com Holdings to “Enable Holdings, Inc.” to coincide with the restructuring project as part of our new business model of being a comprehensive excess inventory solutions provider, consisting of multiple asset recovery channels. Our principal executive offices are located at 8725 W Higgins, Suite 900, Chicago, Illinois 60631. The telephone number at our principal executive offices is (773) 272-5000. Our website address is www.enableholdings.com.

Our History

Over the past ten years, our business strategy has evolved significantly. We began operations as an e-tailer directly procuring merchandise consisting primarily of refurbished and overstock computer and consumer electronics inventory for sale in our auction style format online marketplace. Initially, we operated as the sole seller in the marketplace and were solely responsible for all warehousing and order processing and, therefore, incurred all costs and risks associated with product procurement.

Today, our business model includes our direct product procurement business channel, uBid Direct, the uBid Certified Merchant, which provides merchants the ability to sell merchandise in the uBid online marketplace and our B2B Wholesale Channel.

The Enable Solution

Our online marketplace provides merchants with an efficient and economical sales channel for maximizing revenue on their excess merchandise, while providing consumers with a convenient method for obtaining these products at substantial savings. Our online marketplace offers:

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Extensive Security and Fraud Protection. Enable’s online marketplace provides a trustworthy and secure buying environment in which we minimize fraudulent activity and questionable product quality frequently associated with purchase transactions from unestablished businesses, individual consumers and other non-commercial parties. All merchants offering goods in our online marketplace are required to successfully complete our merchant certification process, which includes verification of the merchant’s trade and bank references and other information which establishes that the merchant is in good business standing. As a result of this certification, fraudulent transactions in our marketplace are minimized. In addition, we require all buyers to provide a valid credit card before placing their initial bid, resulting in reductions to the occurrence of fraudulent bidding.

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Strong Brand and Loyal Customer Base. We have strengthened our “trust” positioning over the past year through advertising, marketing and promotional campaigns and consistent delivery of quality products at low prices. We have amassed over five million member registrations since our inception in 1997.

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Broad and Deep Product Selection. We offer over 200,000 high quality, brand-name new, close-out, overstock and refurbished merchandise in over 200 categories including computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, home improvement products and collectible products each day.

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Compelling Value to Consumers and Merchants. We attract new consumers and retain existing consumers by offering low prices on high quality, brand-name products in a marketplace supported by both auction style and fixed price formats. We provide additional value to our consumers by providing timely and accurate order processing, direct fulfillment where applicable and in-house customer support. Sellers are attracted to uBid because of the large and growing number of potential buyers. The frequency of product offerings and the ability to continuously add new items allow merchants to liquidate inventory quickly to minimize the risk of price erosion. In addition, our auction style and fixed price formats allow suppliers and sellers the opportunity to optimize sales value while simultaneously liquidating excess merchandise directly to a nationwide audience, without conflicting with their primary distribution channels.

Business Channels

We currently provide suppliers and merchants the opportunity to offer and sell their products in the marketplace through two distinct business channels:

uBid Direct:

The uBid Direct business channel provides us with management control over all aspects of product acquisition, sale and distribution process. Through uBid Direct, we directly source, purchase, warehouse and market surplus inventory from suppliers and merchants in our established network of approximately 3,600 companies. uBid Direct allows suppliers and merchants to achieve immediate cost recovery on their excess, overstock and close-out merchandise. We direct the offer and sale of uBid Direct inventory on our online marketplace through our auction style or fixed price formats. Finally, we manage all order processing, order fulfillment and customer support needs related to uBid Direct inventory. Enable typically earns the margin difference between our purchase and selling price on the auction style and fixed price completed transactions. uBid Direct net sales for the years ended December 31, 2007 , 2006 and 2005 were $31,135, $50,382  and $72,717 respectively. uBid Direct represented 72.3%, 75.7% and 86.0% of net sales for the years ended December 31, 2007, 2006 and 2005, respectively.

uBid Certified Merchant Program:

The uBid Certified Merchant Program (“UCM Program”) provides merchants with greater management control over certain aspects of the sale process related to their products, while maintaining the opportunity to sell their products to our consumers on our online marketplace through our auction style or fixed price formats. Merchants participating in the UCM Program manage all warehousing of and order fulfillment for their UCM Program inventory. However, Enable manages all order processing and first response customer service needs related to UCM Program transactions. In furtherance of our commitment to minimize fraudulent activity and to provide a trustworthy and credible online marketplace, we require all merchants, before participating in the UCM Program, to satisfactorily complete our merchant certification process which verifies each participating merchant’s business status and trade references. Enable charges the merchants a commission fee for all completed auction style and fixed price format transactions.

This business channel, launched in July 2003, enables certified merchants to sell their products, while maintaining control over warehousing and fulfillment. It also provides Enable with the ability to reduce costs and risk associated with product procurement while increasing supply and maintaining our trust positioning. UCM net sales for the years ended December 31, 2007, 2006 and 2005 were $5,533, $4,686 and $3,384 respectively. We earn a commission on all items sold and this channel generated approximately 12.8%, 7.0% and 4.0% of net revenue (representing only our earned commissions) in 2007, 2006 and 2005.

Wholesale Business:

The Wholesale business to business channel (“B2B”) provides manufacturers and distributors the ability to sell large quantities of excess inventory. Enable typically earns the margin difference between our purchases and selling price on completed transactions. Wholesale B2B net sales for the years ended December 31, 2007, 2006 and 2005 were $5,258, $10,790 and $8,204, respectively. The Wholesale B2B channel generated approximately 12.2%, 16.2% and 9.7% of net revenue in 2007, 2006 and 2005, respectively.

The uBid Online Marketplace

We have designed an easy-to-use online marketplace (www.ubid.com) to provide a friendly and positive shopping experience through interactive auction style and fixed price formats. Consumers may enter the marketplace directly by typing “www.ubid.com” or through a link from various online marketing promotions to the uBid home page, a product category page, sub-category page or individual product listing. From the home page, an individual may choose a specific item from one showcased that day, proceed to a specific category (such as computers or electronics) or respond to a specific promotion.

Each item offered in the marketplace has a unique product page that includes a concise product description, full-color image and detailed technical specifications. In addition, each product page provides a table indicating the quantity available, bid range, minimum incremental bid, current winning bidders, winning bid amounts and the remaining time left to bid.

Before bidding on any product offered in the marketplace, each consumer is required to register by completing a simple online registration form and providing a valid credit card number. Enable verifies all information included on the registration form and verifies the consumer’s credit card. Pre-registration of all consumers reduces the number of “non-payment” bidders and contributes to our ability to minimize fraud in the marketplace. After the consumer successfully completes pre-screening, the consumer creates a unique login name and password after which the pre-screened consumer is allowed to bid on products in the marketplace.

Pre-screened consumers participate in the marketplace by reviewing products and setting bid prices. After setting a bid price on an item, the consumer’s login name and bid price are placed on the bidder list provided on that item’s product page. Bidding continues until expiration of the pre-established open bid time for that item. During the open bidding period, consumers may elect to be notified by e-mail when they are outbid or may use the “Bid Butler” to automatically increase their bid up to a predetermined maximum dollar amount.

On the day that the open bidding period ends, winning bidders are determined and notified by e-mail. The highest bidders of an item become the “winners.”   Winning bidders may pay different prices, however, in the event of equal winning bid prices, bids on larger quantities and earlier bid times prevail. The winning customer’s credit card is then screened for fraud and credit availability, the purchase is processed, shipped and the customer’s credit card is charged.

Products and Merchandising

For the year ended December 31, 2007, our product mix based on units sold consisted of approximately 40% new merchandise and 60% refurbished products. This mix fluctuates from quarter to quarter depending on the type of products posted in our marketplace.

Most merchandise sold is covered by manufacturer, distributor or refurbisher warranties. Additionally, in most cases, in those states where third party warranties are permitted by law, extended warranties on merchandise are available for purchase. Merchandise from the following categories is offered in our marketplace:

▪
Computer Products : Including items such as desktops, portable computers, computer accessories, disk drives, modems, monitors/video equipment, components, printers, scanners, digital cameras, software and home office products.

▪
Consumer Electronics : Including items such as home theater equipment, home audio equipment, speakers, televisions, camcorders, VCRs, DVD players, portable audio players and automobile audio equipment.

▪	Apparel and Accessories : Including items such as men’s, women’s and children’s casual, fitness, and dress clothing, shoes and accessories.

▪	Jewelry and Gifts : Including items such as rings, earrings, watches, bracelets and loose stones.

▪	Home : Including items such as appliances, vacuum cleaners, furniture, tools, luggage, furnishings, art and lawn and garden.

▪	Sporting Goods and Memorabilia : Including items such as sports memorabilia and equipment for golf, tennis, health and fitness, outdoor sports, bicycles, water sports and team sports.

▪	Books, Music and Videos : Including items such as books, movies, video games, DVDs and CDs.

▪	Collectibles : Including items such as dolls, stamps, coins, pottery, glass and figurines.

Fulfillment and Logistics

We use a third party logistics warehouse and distribution system. This flexible system enables us to control warehouse costs and more closely manage the distribution of our directly procured merchandise because we only pay for the warehousing used on a per transaction basis. Direct product fulfillment and its related costs shrink or expand to fit the needs of the business. As a result, we do not incur significant overhead costs of owning and operating a warehouse.

Sales and Marketing

Our marketing strategy is aligned with our overall business goals to drive revenue and margin growth by increasing our consumer and merchant bases.

Our marketing strategy is focused primarily on four areas: (1) increasing consumer awareness of uBid as The marketplace you can trust™; (2) expanding and optimizing customer acquisition efforts; (3) implementing a scalable, cost-effective customer retention program; and (4) increasing the availability of qualified merchant leads for the UCM Program.

▪
Increasing consumer awareness of uBid’s “trust” position. uBid has created a unique position in the marketplace focused on earning consumer trust. This position of “trust” is supported by our focus on business-to-consumer selling (versus consumer-to-consumer selling), our efforts to minimize fraudulent sellers by requiring all merchants participating in the UCM Program to complete a merchant certification process, significant investments in our customer support services, internal product warehousing and payment transaction processing and endorsements from various recognized third party security and privacy programs. We believe this “trust” positioning will continue to set us apart from our competitors and provide a meaningful difference in attracting and maintaining customers.

▪
Expanding and optimizing customer acquisition efforts. Our marketing expenditures are primarily spent on attracting traffic to our website. Potential new customers are sourced through a range of online efforts including affiliate programs, paid search listings, shopping comparison programs, online partnerships and e-mail marketing. In addition, we are also evaluating new marketing channels such as offline direct response television and radio, in-store media, event marketing and single partnerships with key online media companies to broaden our customer demographics and drive larger incremental gains in customer acquisition.

▪
Implementing a scalable, cost-effective customer retention program. It is critical to have a program that effectively manages new customer relationships from acquisition to activation (one time bidding/buying) to repeat purchase. We have recently begun investing in the implementation of our customer retention management. Our efforts to date have been focused on developing programs aimed at improving bidding/buying behavior among key customer segments: 1) recent bidders, 2) lapsed and long lapsed bidders, 3) inactive members (i.e., never bid), 4) registered members without a credit card on file, and 5) members without an opt-in e-mail address. In addition, we are working on a long term customer retention management strategy, which is expected to include development of a marketing data warehouse.

▪
Increasing the availability of qualified merchants for the UCM Program. The recruiting of merchants to the UCM Program has become a primary growth focus. We are marketing to prospective merchants principally through online media, including e-mail marketing and online trade media (e.g., auction industry newsletters), as well as offline through public relations and trade show events. We are also building our own merchant prospect list from several sources for use in direct solicitations via e-mail and direct mail. These efforts have resulted in a significant increase in the volume of qualified prospect applications for processing.

Customer Support and Service

Our ability to establish and maintain long term relationships with our customers and encourage repeat visits and purchases is dependent, in part, on the strength of our customer support and service operations. We have established multiple channels for communicating with our customers before and after the sale, including phone, e-mail and online support.

Customer Care Center

We currently employ a staff of in-house customer support personnel responsible for handling customer inquiries, tracking shipments, investigating and resolving problems with merchandise. Our Customer Care Center has a 32 seat capacity and is located in Tilton, Illinois. Currently, we utilize less than 78% of the center’s capacity. Customer Care representatives are available for support from 8 a.m. - 6 p.m. CST Monday through Friday. In addition, our customer service representatives are trained to cross-sell complementary and ancillary products and services including extended product warranties and accessories.

Most products are covered by manufacturers’ warranties or third party warranties which customers can purchase through uBid. We will, in specific instances, accept merchandise returns if a product is defective or does not conform to the specifications of the item sold at auction, and we work with our customers to resolve complaints about merchandise.

In addition, we have automated some of our customer service functions including providing online access to product shipping status.

Certified Central

Certified Central is our secure web-based platform that allows our certified merchants to build a database of products, create auctions, download orders, and communicate with our Customer Care Team and Merchandising Department quickly and easily.  We provide many different services through Certified Central at no additional charge to our merchants. These services, which include the ability to upload multiple images and view top selling product reports, are designed to enhance the merchant’s selling experience and satisfaction with uBid.

Whether a merchant is expanding its marketplace options or entering the online auction channel for the first time, Certified Central is designed around a simple and easy-to-use interface. Certified Central is also backed by a live account management team to assist with planning, problems or inquiries.

uBid Technology

Our technology is based on a highly scalable, resilient architecture designed to maintain increased website availability and improved network performance.

Our technology strategy focuses on: scalability to grow the business, increased availability, flexibility and security.

Scalability

Enable’s growth strategy focuses on building our buyer and seller bases which will require our technology to fundamentally support large capacity levels and provide scalability. Our technology is built on a “distributed architecture model” which enables our software applications to run parallel on multiple servers. This technique allows our system to load balance the increased traffic and workload among a group of servers.

The website supports several activities such as browsing/searching for items, registration of customers, auction management tasks (e.g., opening and closing of auctions or bidding for items in a variety of formats), order processing, credit card and fraud management.

At our peak volume levels, the platform was able to process over $430 million net revenues per year and 192,000 auctions a day.

Availability

Our business model dictates that our online marketplace be available 24 hours a day, 7 days a week. Our data center has a robust, responsive, resilient platform to support our growing customer base. Our technology platform is able to achieve high availability by maintaining redundant components critical to the effective functioning of the platform. We have built a redundant and cost-efficient network that is resilient even if a few elements in the network fail. This has been achieved by designing a fully meshed network with dual network interfaces, switches, routers and load balancers. Every key data circuit that is critical to the availability of the platform has an alternate path to ensure that the website is reachable. Our website is connected to the Internet through redundant DS-3 circuits using AT&T as the back bone.

Flexibility

The underlying framework that is the core of the website can be reused to build out new software applications that are needed to support the new functionality of the website. This feature allows us to be flexible in creating new applications in direct response to the changing needs of merchandising and marketing. Our UCM Program merchants rely heavily on Certified Central, a web based system that enables them to manage their business on our website. This system has a powerful dashboard that gives visibility into critical data including auctions success, hot auctions, questions from prospective buyers, etc. We periodically upgrade this system to offer enhanced real time services which includes an Application Programming Interface feature using XML (Extensible Markup Language) that is used by merchants to bulk upload data into our platform. For our UCM Program merchants, this Application Programming Interface will significantly reduce the time to market their inventory.

Security

uBid operates a “trusted” online marketplace in which we have implemented measures to minimize buyer and seller fraud including pre-screening of all new bidders using anti-fraud detection tools. Our anti-fraud programs are continually updated to stay current with the latest evolution of online fraud tools. Additionally, all consumer sensitive data such as credit card numbers and passwords are encrypted and stored behind our secure network. We use Secure Sockets Layer and enhanced encryption algorithms to protect consumer sensitive data. The network is also protected with Intrusion Detection Systems and firewalls that allow restricted ports from the outside network.

Seasonality

Our results of operations historically have been seasonal because the majority of our suppliers build their inventories for the holiday season leading to post-holiday overstock, which provides us with purchasing opportunities in the first quarter. In addition, many of our customers reduce their Internet usage with the onset of good weather during the summer months, and on and around national holidays. We have historically experienced our strongest quarter of online sequential growth in our first and fourth fiscal quarters due to the holiday season.

Competition

The online auction services market is relatively new, rapidly evolving, intensely competitive and has relatively low barriers to entry, as new competitors can launch new Websites at a relatively low cost. We believe that competition in the online auction market is based predominantly on:

▪	price;
▪	product quality and selection;
▪	shopping convenience;
▪	order processing and fulfillment;
▪	customer service; and
▪	brand recognition.

Our auction services compete with other online retailers and traditional liquidation “brokers,” some of whom may specifically adopt our methods and target our customers. We currently or potentially compete with a variety of companies that can be divided into two broad categories:

▪	liquidation e-tailers such as SmartBargains; and
▪	online retailers such as Amazon.com auctions, eBay, Inc. and Buy.com, Inc.

As the market for online auction grows, we believe that companies involved in online retail, as well as traditional retailers and liquidation brokers, will increase their efforts to develop services that compete with our online services. We also face potential competition from Internet companies not yet focused on the auction market. We are unable to anticipate which other companies are likely to offer services in the future that will compete with the services and products we provide.

In addition, many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than we do, and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Some of our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products, devote greater resources to marketing and promotional campaigns and devote substantially more resources to their website and systems development than we do. New technologies and the continued enhancement of existing technologies also may increase competitive pressures on us. We cannot assure you that we will be able to compete successfully against current and future competitors or address increased competitive pressures. See “Risk Factors,” starting on page 3 of this prospectus.

Intellectual Property and Other Proprietary Rights

We regard our domain names and similar intellectual property as critical to our success. We rely on a combination of laws and contractual restrictions with our employees, customers, suppliers, affiliates and others to establish and protect our proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization. In addition, we cannot assure you that others will not independently develop similar intellectual property. Although we are pursuing the registration of our key trademarks in the United States, some of our trade names are not eligible to receive trademark protection. In addition, effective trademark protection may not be available or may not be sought by us in every country in which our products and services are made available online, including the United States.

The uBid(SM) service mark is registered in the United States. Our proprietary software is protected by copyright laws. The source code for our proprietary software also is protected under applicable trade secret laws. We own the copyright and other proprietary rights for our auction processing and auction management applications. We own the patent license for fixed price consignment that will allow our vendors and our merchants to create auctions with fixed pricing. We also own the patent license for search agents that will allow us to search on inventory of our vendors.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us.

Third parties may, in the future, recruit our employees who have had access to our proprietary technologies, processes and operations. These recruiting efforts expose us to the risk that such employees will misappropriate our intellectual property.

Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business. See “Risk Factors,” starting on page 3 of this prospectus.

Employees

As of June 30, 2008, we had 82 employees, all of which are full-time employees. None of our employees is represented by a labor union, and we consider our employee relations to be good. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

Properties

Our principal administrative, engineering, merchandising and marketing facilities total approximately 27,000 square feet and are located in Chicago, Illinois. We currently lease such facilities for $35,000 per month. The lease expires in April 2010.

Our in-house call center is located in Tilton, Illinois. We currently lease this facility for $3,250 per month. The lease expires in April 2010.

Legal Proceedings

From time to time we may be named in claims arising in the ordinary course of business. Currently, no legal proceedings or claims are pending against us or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is currently traded on the over-the-counter bulletin board market under the symbol “ENAB.OB”. As of September 5, 2008, there were approximately 238 holders of record of shares of our common stock. The following table sets forth the high and low bid prices for our common stock for the periods indicated. The prices represent quotations between dealers and do not include retail mark-up, markdown, or commission, and do not necessarily represent actual transactions:

	High	Low
Fiscal 2006 (1)
First Quarter	$7.20	$6.15
Second Quarter	6.70	6.25
Third Quarter	6.80	4.99
Fourth Quarter	3.65	2.15
Fiscal 2007
First Quarter	$2.70	$1.12
Second Quarter	2.00	0.90
Third Quarter	1.85	1.00
Fourth Quarter	1.33	0.55

Fiscal 2008
First Quarter	$1.15	$0.51
Second Quarter	2.35	0.56
Third Quarter (through September 5, 2008)	3.25	1.10

(1) Our common stock was first cleared for quotation on the NASD OTC bulletin board on October 29, 2004 and has been traded on a very limited basis since that time. On December 15, 2005, in connection with our stock split, NASDAQ issued a new ticker symbol, “CCSR.OB” On January 4, 2006, the common stock traded for the first time. On February 10, 2006, our stock began trading under the ticker symbol “UBHI.OB.” On August 13, 2008, our stock began trading under the ticker symbol “ENAB.OB.”

As of September 5, 2008, there are 2,669,066 warrants issued for the purchase of 2,669,066 shares of our common stock at an exercise price of $5.85. There are 653,333 warrants issued for the purchase of 653,333 shares of our common stock at an exercise price of $4.50. There are 90,000 warrants issued for the purchase of 90,000 shares of our common stock at an exercise price of $0.55, $1.20 and $4.50 for each tranche of 30,000 shares. In addition, there are 2,500,000 shares of common stock reserved for issuance of stock options and incentive awards pursuant to our 2005 Equity Incentive Plan.

DIVIDEND POLICY

We have never declared or paid dividends. We intend to retain earnings, if any, to support the development of the business and therefore, do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs. Our board of directors has the authority to issue preferred stock and to fix dividend rights that may have preference to common shares.

SELECTED FINANCIAL DATA

The following selected financial data are derived from our audited consolidated financial statements and interim unaudited consolidated financial statements for the periods and at the dates indicated below. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the information set forth below in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes, beginning on page F-1 of this prospectus.

(Dollars in Thousands, except for per share data)

	Enable (1)					Predecessor Company (2)
	Year Ended December 31,				9 Months Ended December 31,	8 Months Ended March 31,
	2007	2006	2005	2004	2003	2003
Net Revenues	$43,061	$66,559	$84,592	$87,002	$65,656	$103,484

Cost of Revenues	33,333	56,421	73,062	75,837	54,491	100,252

Gross Profit	9,728	10,138	11,530	11,165	11,165	3,232

Operating Expenses
General and administrative (3)	13,255	12,973	13,045	12,112	9,021	126,527
Sales and marketing	3,753	4,987	4,996	4,260	2,484	5,743

Total operating expenses	17,008	17,960	18,041	16,372	11,505	132,270

Loss From Operations	(7,280)	(7,822)	(6,511)	(5,207)	(340)	(129,038)

Miscellaneous Income	60	-	-	-	21	-

Interest Income (Expense), net	179	267	(2,538)	(1,102)	(651)	(6,006)

Net Loss	(7,041)	(7,555)	(9,049)	(6,309)	(970)	(135,044)

Preferred Stock Dividends	-	-	(1,216)	(60)	(60)	-

Net Loss Available to Common Shareholders	$(7,041)	$(7,555)	$(10,265)	$(6,369)	$(1,030)	$(135,044)

Net Loss per share - Basic and
Diluted	$(0.37)	$(0.37)	$(3.88)	$(2.56)	$(0.41)	$ N/M

Weighted Average Shares - Basic and Diluted (4)	18,864,777	20,260,689	2,643,936	2,487,107	2,487,107	N/M

Balance Sheet Data (as of period end):

Total current assets	$14,499	$22,052	$36,120	$11,817	$11,257	$17,349
Total assets	15,331	23,578	36,644	12,146	11,653	22,047
Total current liabilities, excluding debt 4,479	3,843	9,652	7,030	7,562	168,882
Long-term debt including current maturities -	-	410	11,320	3,986	1,405
Redeemable Common Stock (5)	-	-	12,000	-	-	-
Total shareholders equity (deficit)	10,852	19,735	14,582	(6,204)	105	(148,240)

(1)
The current Enable business was substantially acquired by Petters Group in April 2003 at which time purchase accounting was applied to adjust all carrying values to estimate current market value (after deduction for negative goodwill) and the business started accounting for all of its costs of operations without allocations of such costs from its prior parent.

(2)
Predecessor financials for the year ended July 31, 2002 and the eight months ended March 31, 2003 were derived solely from the accounting records of CMGI, the sole shareholder of our predecessor (which acquired our business in April 2000), and using historical results of operations, and historical basis of assets and liabilities of such predecessor's business. The statements of operations include fees charged for certain corporate functions historically provided to us by CMGI, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, information systems operations and administration, and advertising services. These fees were allocated on a specifically identifiable basis or using the relative percentages, as compared to CMGI's other business, net of revenues, payroll, net cost of goods sold, square footage, headcount, or other.

(3)	Includes $0, $30, $360 and $264 of management fees charged to uBid by Petters Group for the periods ended December 31, 2007, 2006, 2005 and 2004.
(4)
Reflects the retroactive effects of the impact of the Company's December 2005 merger with Cape Coastal and the resulting exchange of the Company's 1,072 shares of common stock outstanding for the stock of Cape Coastal.

(5)
At December 31, 2005, represents 2,666,668 shares of common stock subject to redemption after the merger with Cape Coastal Trading Corporation and the first private offering. Such shares were redeemed in February 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the discussion under “Selected Financial Data” and our consolidated financial statements included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties because they are based on current expectations and relate to future events and our future financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors,” “Forward Looking Statements,” and elsewhere in this prospectus.

Overview

We operate a leading online marketplace located at www.ubid.com and www.redtag.com,offering high quality excess, new, overstock, close-out, refurbished and limited supply brand name merchandise to both consumers and businesses using auction style and fixed price formats. We offer consumers a trustworthy buying environment in which we continually monitor and certify activity to eliminate the potential for fraud by certifying all merchants and processing 100% of all transactions between buyers and sellers. Our marketplace offers brand-name merchandise from over 200 product categories including computer products, consumer electronics, apparel, house wares, watches, jewelry, travel, sporting goods, home improvement products and collectibles.

Our business model provides value for consumers, manufacturers, distributors, retailers and other approved third party merchants. Consumers shop in a trustworthy and secure online marketplace and have the opportunity to bid their own prices on popular, brand-name products realizing product savings of generally 20% to 80% off retail prices. Our online marketplace provides merchants with an efficient and economical distribution channel for maximizing revenue on their merchandise. Merchants can monetize overstock and close-out inventory, expand their customer base and increase sales without compromising existing distribution channels.

Our business model consists of four distinct business channels: uBid Direct, UCM, Business to Business and Other.

We purchase merchandise outright in the uBid Direct and Business to Business channels and sell to consumers and businesses. On this merchandise, we bear the inventory, return and credit risk. The full sales amount is recorded as revenue upon verification of the credit card transaction and shipment of the merchandise.

We also sell merchandise through the UCM Program channel by allowing prescreened third party merchants to sell their product through our online marketplace to consumers and business. On this merchandise, we do not take title and therefore do not bear the related inventory risk. In the UCM Program, we are the primary obligor to whom payment is due, but we bear no inventory or returns risk, so we record only our commission as revenue.

In all instances where the credit card authorization has been received but merchandise has not been shipped, we defer revenue recognition until the merchandise is shipped.

Our online marketplace is available 24 hours a day, seven days a week and we currently offer over 200,000 items each day. Since the first offer of product in December 1997, our marketplace has facilitated over $1 billion in net revenues and has registered over five million members.

In the first quarter of 2008, we began transforming our business model from a seller marketplace to an asset recovery solution. Asset recovery is a rapidly growing industry with revenues of $38.5 billion in 2004 and is expected to climb to over $63.1 billion in 2008, according to D.F. Blumberg Associates Inc., a logistics research and consulting firm.

As a result, we changed our business model from a seller marketplace to an inventory solutions company. We began restructuring our business operations in the first quarter of 2008 and continued implementing those changes in the second quarter of 2008. We, in combination with the following five restructured operating divisions have identified seven proprietary inventory selling solutions. These operating divisions include:

•	uBid.com – Our historical auction site which has operated for ten years. This division will focus solely on auction format rather than the current auction and fixed price format.
•	RedTag.com – A fixed price internet site that is currently under development with an expected launch date in the third quarter of 2008.
•	RedTag Live – An inventory liquidation company dedicated to physical location sales. RedTag Live was launched in the beginning of the third quarter of 2008.
•
Dibu Trading Co. – A wholesale inventory liquidation company dedicated to Business-to-Business solutions. This division was formed in the fourth quarter 2007 and dedicated staff was hired in the first quarter of 2008.

•
Commerce Innovations – A software service company which licenses auction software to third party companies. We are currently developing this hosted solution which is expected to launch in the middle of the third quarter of 2008.

Our financial results for the six months ended June 30, 2008 have been negatively impacted by the planned restructuring. To achieve the objective of becoming the leading excess inventory provider, we have made significant investments in increased staffing levels and information technology infrastructure. We have also made major changes to our traditional operations as we transition to the new business model.

As part of the restructuring efforts, we significantly reduced our marketing spending while realigning the marketing and advertising resources to better position them to each new operating division. The result was a significant decline in the visitor traffic to our website and decreased revenue volume. The visitor traffic in the quarter ended June 30, 2008 decreased 26.8% compared to the same period of the prior year.

We also made the strategic decision to eliminate outside advertisement on our website. Historically advertisement sales have added a revenue stream but have negatively impacted overall sales by redirecting visitor traffic from our website to competing websites. As a result of the elimination of advertisement sales, outside advertisement revenues decreased $416 or 68.5% in the six months ended June 30, 2008 compared to the same period in 2007.

The transition from an auction marketplace to an asset solutions company also required that operationally we improve the efficiency of our platform to enhance the user experience. We significantly decreased the number of listings, eliminating the unprofitable listings, while preparing to migrate fixed price listings to the RedTag platform based on the new business model. The number of listings in the quarter ended June 30, 2008 decreased by 73.2% compared to the quarter ended June 30, 2007. The reduction in the number of unprofitable listings improved our auction success rate and provides efficiencies to both buyers and sellers on our platform.

To further facilitate the restructuring of the business model we are in the process of implementing a new ERP system to enable us to expand both in the U.S. and internationally.

In line with the above changes, we have suffered increased losses compared to the prior year. The losses were consistent with management projections as we strategically transform us to a leading excess inventory solutions company. We expect all aspects of the new business model will be fully implemented by the end of 2008.

Executive Commentary

Success Measures: Our management believes that the most important financial and non-financial measures that track our progress include sales, website traffic, total average order value, gross margin, customer acquisition costs, advertising expense, personnel costs, and fulfillment costs.

Key Business Metrics: We periodically review key business metrics to evaluate the effectiveness of our operational strategies and the financial performance of our business. These key metrics include the following:

 Gross Merchandise Sales (GMS): Gross Merchandise Sales differ from GAAP revenue in that gross bookings represents the gross sales price of goods sold by us (including sales through our UCM Program) before returns, sales discounts, and cancellations.

Number of Orders: This represents the total number of orders shipped in a specified period. We analyze the number of orders by category to evaluate the effectiveness of our merchandising and advertising strategies as well as to monitor our inventory management.

Average Order Value: Average order value is the ratio of gross sales divided by the number of orders shipped within a given time period. We analyze average order value by category primarily to manage costs and other operating expenses.

Visitors: A Visitor is a consumer or business that voluntarily clicks through to the website (uBid.com) using both online and offline advertising stimulus. Visitors don’t include third party site pops, pop unders, or non converting impressions to the website. Examples of online marketing channels we advertise on are: affiliate banner networks, comparison shopping sites, paid and organic search engines, and email.

Bidders: A Bidder is a visitor that places a bid on an item up for auction on the website (uBid.com).

Visitors to Bidder Conversion: The percentage of visitors that bid on an auction item. We use this as a measure of the effectiveness of advertising.

Auctions Closed: A closed auction is an auction that has ended because it reached the scheduled closing time for that auction. Auctions closed includes both successful auctions and auctions with no bids.

Auction Success: A successful auction is a closed auction that received at least one bid.

Auction Success Rate: The percentage of closed auctions that were successful and received at least one bid.

Approved UCM Program Vendors: Vendors that have gone through the approval process to sell merchandise through our website.

	In Thousands except Average Order Value and Approved UCM Vendors
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2008	2008	2007	2007	2007	2007	2006	2006	2006
Measure
GMS (in thousands)
Direct	$8,061	$6,240	$9,646	$9,296	$13,289	$9,110	$12,477	$14,952	$19,735
uBid Certified Merchant	11,593	12,645	13,307	14,408	13,079	14,292	13,799	11,576	10,551
Total GMS	$19,654	$18,885	$22,953	$23,704	$26,368	$23,402	$26,276	$26,528	$30,286
Number of orders (in thousands)
Direct	20	15	21	20	29	21	24	23	37
uBid Certified Merchant	71	73	86	101	98	104	99	89	88
Total orders	91	88	107	121	127	125	123	112	125
Average Order Value
Direct	$242	$242	$370	$355	$336	$390	$424	$424	$416
uBid Certified Merchant	$151	$160	$142	$129	$119	$120	$126	$128	$110
Visitors (in thousands)	5,050	5,755	5,980	7,224	6,901	6,744	6,529	6,488	7,215
Bidders (in thousands)	198	181	173	218	231	235	239	211	255
Bidders to Visitors Percentage	3.9%	3.1%	2.9%	3.0%	3.3%	3.5%	3.7%	3.3%	3.5%
Auctions Closed (in thousands)	181	455	780	715	619	539	579	562	484
Auction Success (in thousands)	56	59	67	78	77	76	65	58	62
Auction Success rate	30.9%	13.0%	8.6%	10.9%	12.4%	14.1%	11.2%	10.3%	12.8%
Approved UCM Vendors	3,854	3,737	3,588	3,321	2,873	2,513	2,049	1,716	1,307

Revenue Source: We derive most of our revenue from sales of products to consumers and businesses as well as commission revenue earned for sales of merchandise under revenue sharing agreements with third party sellers. We believe that the principal drivers of our revenue consist of the average order value placed by our customers, the number of orders placed by both existing and new customers, special offers we make available that result in incremental orders, our ability to attract new customers and advertising that impacts our revenue drivers. Sales consist of orders placed through our www.ubid.com and www.redtag.com websites and direct business to business sales. We further generate revenue from shipping fees we charge our customers and advertising sales. We record our revenue net of returns and other discounts. Our revenues may fluctuate from period to period as a result of special offers we provide such as free shipping, and other special promotions.

Our revenue is dependent in part on sales of products produced by or purchased from Sony Electronics, Inc. (“Sony”), Hewlett-Packard Company (“HP”), Recoupit, Inc.(“Recoupit”) and Always at Market, Inc. (“Always at Market”). The following table represents the respective vendors’ percentage of sales for the three and six months ended June 30, 2008 and June 30, 2007. No other supplier represented more than 5% of our net revenues for any period presented.
	Three months ended		Six months ended
	June 30,		June 30,
Vendor	2008	2007	2008	2007
HP	40.2%	27.1%	39.5%	22.9%
Always at Market	7.1%	5.2%	6.9%	5.8%
Recoupit	3.2%	7.9%	3.9%	7.4%
Sony	3.2%	13.6%	3.0%	14.7%

Cost of Revenues: Cost of revenues primarily consists of the cost of the product and inbound and outbound shipping. There is no cost of revenues for UCM Program revenue. Cost of revenues does not include order fulfillment costs, which are included in general and administrative expenses.

Gross Profits: Our gross profit margins are impacted by a number of factors including the category of merchandise, the introduction of new product categories, the mix of sales among our product categories, pricing of products by our vendors, pricing strategies, promotional programs, market conditions, packaging, excess and obsolete inventory charges and other factors. Gross profits and gross profit percentages are not comparable to gross profit and gross profit percentages reported by companies that include order fulfillment costs in the cost of revenues.

Expenses: Sales and marketing, general and administrative (“SG&A”) expenses consist primarily of sales and marketing expenses, including online marketing activities, order fulfillment and other costs, such as personnel, rent, warehouse and handling, common area maintenance, depreciation, credit card processing charges, insurance, legal and accounting fees. Interest expense charges are from our IBM flooring facility at a rate of 1% per month on the outstanding balances, interest and amortization of loan origination fees related to our credit facility.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.

Our management considers an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made or changes in the estimate or different estimates that could have been selected that could have a material impact on our results of operations or financial condition.

We believe the critical accounting policies described below affect the more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We adhere to the guidelines and principles of sales recognition described in Staff Accounting Bulletin No. 104, Revenue Recognition. Under SAB 104, sales are recognized when the title and risk of loss are passed to the customer, there is persuasive evidence of an arrangement for the sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Under these guidelines, we recognize a majority of our sales, including revenue from product sales and gross outbound shipping and handling charges, upon shipment of the product to the customer. For all product sales shipped directly from suppliers to customers, we bear credit risk. The UCM Program allows certified merchants to sell product through our website. Therefore, while we are the primary obligor to whom payment is due, we bear no inventory or returns risk, so we record only our commission as revenue at the time of shipment.

Sales are reported net of estimated returns and allowances which we estimate based upon recent historical information such as return rates experience. Management also considers any other current information and trends in making estimates. If actual sales return and allowances are greater than estimated by management, additional expenses may be incurred.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts receivable based upon estimates of future collection. We extend credit to our business customers based upon an evaluation of each business customer’s financial condition and credit history, and generally do not require collateral. Our business customers’ financial conditions and credit and payment histories are evaluated in determining the adequacy of our allowance for doubtful accounts. If estimated allowances for uncollectible accounts subsequently prove insufficient, additional allowance may be required.

Reserve for Inventory Obsolescence

We maintain allowances for the valuation of inventory by estimating the obsolete or unmarketable inventory based on the difference between inventory cost and market value determined by general market conditions, nature, age and type of each product. If the inventory reserve subsequently proves insufficient, additional inventory write-downs may be required, which are recorded as an increase in cost of revenues.

Long Lived Assets

We test certain long-lived assets or groups of assets for recoverability whenever events or changes in circumstances indicate that we may not be able to recover the assets’ carrying amount. When events or changes in circumstances dictate an impairment review of a long-lived asset or group, we will evaluate recoverability by determining whether the undiscounted cash flows expected to result from the use and eventual disposition of that asset or group cover the carrying value at the evaluation date. If the undiscounted cash flows are not sufficient to cover the carrying value, we will measure any impairment loss as the excess of the carrying amount of the long-lived asset or group over its fair value (generally determined by a discounted cash flows model or independent appraisals).

Stock Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123R”). This pronouncement requires companies to measure the cost of employee service received in exchange for a share based award (typically stock options) based on the fair value of the award. We have elected to use the “modified prospective” transition method for stock options granted prior to January 1, 2006, but for which the vesting period is not complete. There were no options granted prior to December 29, 2005. Under this transition method, we account for such awards on a prospective basis, with expense being recognized, net of an estimated forfeiture rate for those shares not expected to vest, on a straight-line basis over the requisite service period of the award. Prior to 2006, we accounted for employee stock options using the method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and associated interpretations using the intrinsic method. Generally, no expense was recognized related to our stock options under this method because the stock option’s exercise price was set at the stock’s fair market value on the date the option was granted. We recognize these compensation costs on a straight-line basis over the requisite service period of the award which is generally the option vesting term of four years. The total compensation expense related to the stock option plan for the year ended December 31, 2007 and 2006 was $400 and $708 respectively.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Expected volatility in 2007 and 2006 was based on a market-based implied volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Prior to January 1, 2006, we had a Phantom Stock Appreciation Plan in which certain employees had been issued phantom shares which were subject to certain vesting provisions. The plan was implemented on July 1, 2003 and issued phantom shares were scheduled to vest over four years. Effective July 2005, we terminated the Phantom Stock Appreciation Plan. The total expense incurred and recorded in conjunction with the plan termination was $0.5 million in accordance with the plan agreement based on an independent third-party valuation. Payouts required under the plan were made on December 31, 2005.

As a result of adopting SFAS 123R, losses before income taxes in 2007 and 2006 were higher by $400 and $708, respectively than if we had continued to account for stock-based compensation under APB 25. The impact on both basic and diluted earnings per share in fiscal 2007 and 2006 was $0.02 and $0.03 per share, respectively.

Income Taxes

We account for income taxes under the liability method, under which we recognize deferred income taxes by applying enacted statutory tax rates applicable to future years to differences between the tax bases and financial reporting amounts of our existing assets and liabilities and net operating loss carryforwards. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against our deferred tax assets. In making this assessment, we are required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of our net deferred assets will be realized in future periods. We have recorded a valuation allowance at December 31, 2007, 2006 and 2005.

Recent Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006 and was required to be adopted by us in the first quarter of fiscal 2007. We adopted FIN 48 during the first quarter of 2007, resulting in no impact to the Consolidated Balance Sheet for the period ended December 31, 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by us in the first quarter of 2008. FSP (FASB Staff Position) FAS 157-2 deferred the effective date of SFAS 157 for non-financial assets and lisbilities for fiscal years beginning after November 15, 2008. We are currently evaluating the effect that the adoption of SFAS 157 will have on our consolidated results of operations and financial condition but do not expect it to have a material impact.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. We are currently evaluating the impact of SFAS 159, if any, on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company's balance sheet and changes in the funded status be reflected in comprehensive income, effective for fiscal years ending after December 15, 2006. We adopted SFAS No. 158 during the first quarter of 2007 and there was no material effect to the consolidated results of operations for the period ended December 31, 2007.

In June 2007, the FASB also ratified EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. We do not expect the adoption of EITF 07-3 to have a material effect on the consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008, and will be adopted in the first quarter of fiscal 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141R on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial condition.

In addition, we are reviewing the following Emerging Issues Task Force (“EITF”) consensuses and do not currently expect that the adoption of these will have a material impact on our consolidated results of operations and financial condition:

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EITF 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits.” Issued in June 2006 and effective for us in the first quarter of fiscal 2008, this EITF applies to compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service.

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EITF 06-9, “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee.” Issued in November 2006 and effective for us in the second quarter of 2007, this EITF requires certain disclosures whenever a change is made to modify or eliminate the time lag (usually three months or less) used for recording results of consolidated entities or equity method investees that have a different fiscal year end than us.

Results of Operations (Dollars in Thousands, except per share, order and visitor data)

The following table sets forth, for the periods presented, certain data from our statement of operations as a percentage of net revenues. This information should be read in conjunction with our financial statements and notes thereto included elsewhere in this report.

	(Dollars in Thousands)
	Three months ended June 30,				Six months ended June 30,
	2008		2007		2008		2007
Net Revenues:
Direct	$4,671	55.4%	$9,002	65.9%	$8,166	52.5%	$16,770	72.1
UCM	1,182	14.0%	1,341	9.8%	2,460	15.8%	2,797	12.0
Business to Business	2,537	30.1%	3,035	22.2%	4,750	30.5%	3,096	13.3
Other	36	0.4%	285	2.1%	191	1.2%	607	2.6
Total Net Revenues	8,426	100%	13,663	100%	15,567	100%	23,270	100
Gross Profit:
Direct	(190)	(2.3)%	873	6.4%	(138)	(0.9)%	1,633	7.0
UCM	1,182	14.0%	1,341	9.8%	2,460	15.8%	2,797	12.0
Business to Business	286	3.4%	370	2.7%	673	4.3%	384	1.7
Other	36	0.4%	285	2.1%	191	1.2%	607	2.6
Total Gross Profit	1,314	15.6%	2,869	21.0%	3,186	20.5%	5,421	23.3
General and administrative	3,418	40.6%	3,326	24.3%	7,171	46.1%	6,348	27.3
Sales and marketing	799	9.5%	1,131	8.3%	1,294	8.3%	2,200	9.5
Total operating expenses	4,217	50.0%	4,457	32.6%	8,465	54.4%	8,548	36.7
Loss from operations	(2,903)	(34.5)%	(1,588)	(11.6)%	(5,279)	(33.9)%	(3,127)	(13.4)
Interest Income / (Expense) & Other, Net	(74)	(0.9)%	51	0.4%	(83)	(0.5)%	114	0.5
Other Income / (Expense)	-	-%	-	-%	-	-%	60	0.0
Net Loss	$(2,977)	(35.3)%	$(1,537)	(11.2)%	$(5,362)	(34.4)%	$(2,953)	(12.7)

Comparison of Three Months ended June 30, 2008 and June 30, 2007

Net loss for the three months ended June 30, 2008 was $2,977 or $0.16 basic and diluted loss per share. For the three months ended June 30, 2007, the net loss was $1,537 or $0.08 basic and diluted loss per share. The net loss increased by $1,440 or 93.7% from the same period in the prior year.

Direct Channel: Direct channel sales decreased $4,331 or 48.1% to $4,671 for the three months ended June 30, 2008 compared to direct sales of $9,002 in the same period last year. In the current period the number of direct orders decreased 9,000 or 31.0% and the average order value decreased $94.00 or 28.0% to $242.00 per order.

The Direct channel gross profit decreased $1,063 or 121.8% for the three months ended June 30, 2008 compared to the same period in the prior year. The Direct channel gross profit percentage decreased 13.8% to a negative margin of 4.1% for the three months ended June 30, 2008 compared to 9.7% for the three months ended June 30, 2007.

As a result of decreased advertising, the number of direct orders decreased as compared to the quarter ended June 2007. We also eliminated unprofitable auctions to eliminate poor performing vendors and unprofitable product categories. The result of these changes was a reduction in auctions closed (181 in the quarter ended June 2008 compared to 619 in the quarter ended June 2007) but due to the realigned marketing and vendor resources, our auction success rate improved significantly to 30.9% from 12.5% in the quarters ended June 30, 2008 and June 30, 2007, respectively.

The gross profit margin was impacted by certain inventory purchases in the quarter ended June 2008. We purchased portable computers from various manufacturers but due to a shift in consumer demand for brand name merchandise, the computers were sold at a negative margin. The negative margin attributable to these computers totaled $215, for the quarter ended June 30, 2008.

UCM Channel: UCM revenues and gross profit decreased $159 or 11.9% to $1,182 for the three months ended June 30, 2008 compared to revenue and gross profit of $1,341 in the same period of the prior year. In the current period the number of UCM orders decreased 27,000 or 27.6% while the average order value increased $32.00 or 26.9% to $151.00 per order. The number of UCM vendors increased 981 or 34.1% to 3,854 vendors compared to 2,873 for the three months ended June 30, 2007.

The decrease in UCM orders and revenues is attributable to the improvements outlined above, where we realigned the marketing efforts and eliminated the unprofitable auctions and vendors, resulting in an improved auction success rate and a higher bidder to visitor percentage.

Business to Business: Business to Business revenues decreased $498 or 16.4 % for the three months ended June 30, 2008 compared to the same period in the prior year. Gross profit decreased $84 or 22.7% to $286 for the quarter ended June 30, 2008 compared to $370 for the quarter ended June 30, 2007. The gross profit percentage decreased to 11.3% for the three months ended June 30, 2008 compared to 12.2% in the same period of the prior year.

Included in the Business to Business results are revenues of $406 and gross profit of $137 from the live liquidation events held in two separate physical locations in the State of Florida.

Other Revenue: Other revenue and gross profit primarily comprised of online advertising revenue, decreased $249 or 87.4% for the three months ended June 30, 2008. The decrease was due to the strategic elimination of the advertisement revenue department. In the past, we sold advertising space on its website to various companies. Although this strategy added a revenue stream, it impacted sales on our website since it directed visitors away to competing websites. As a result of the elimination of advertisement revenue, visitors spent more time shopping on our website, as evidenced by the increased bidder to visitor percentage; 3.9% compared to 3.3% for the quarters ended June, 30 2008 and June 30, 2007, respectively.

Sales and Marketing, General and Administrative Expenses: SG&A expenses for the quarter ended June 30, 2008 were $4,217, a decrease of $240 or 5.4%, compared to the quarter ended June 30, 2007. Non recurring expenses incurred in the quarter ended June 30, 2008 consisted of $81 of recruiting fees, $30 in severance expenses and $32 in investor relations expense for which 90,000 warrants were issued as payment. The recruiting fees were primarily incurred as marketing staffing levels were increased to facilitate strategic marketing initiatives related to our restructuring plans.

The following table is a comparison of SG&A expenses:
	(Dollars in Thousands)
	Three Month Period Ended
SG&A Expenses:	June 30, 2008	June 30, 2007	Increase (Decrease)
Advertising	$478	$993	$(515)
Salary and benefits	1,604	1,245	359
Stock-based compensation	114	127	(13)
Facilities	73	122	(49)
Warehouse	201	185	16
Credit card fees	392	531	(139)
Telecommunications, hardware and storage	177	170	7
Legal, audit, insurance, and other regulatory fees	379	276	103
Depreciation & amortization	103	227	(124)
Bad debt	-	352	(352)
Consulting and outside services	261	174	87
Redtag Live	298	-	298
Dues & Subscriptions	31	3	28
Travel	57	48	9
Other SG&A	49	4	45
	$4,217	$4,457	$(240)

Expense increases are summarized as follows:

Salary and benefits expense increased $359 or 28.8% as the result of increased staff levels, primarily in information technology and marketing, $30 of severance and $81 in recruiting fees incurred in the quarter ended June 30, 2008. Stock based compensation decreased $13 due to the increased number of forfeited stock options during the three months ended June 30, 2008.

Warehouse expense increased $16 or 8.6% in the current quarter compared to the same period of the prior year, primarily due to the purchase of warehouse supplies, special warehouse receiving requirements and additional storage costs for the live liquidation events.

Telecommunications, hardware and storage expenses increased $7 or 4.1% as a result of price increases on maintenance contract renewals.

Legal, audit, insurance and other regulatory fees increased $103 or 37.3%. Legal fees increased $116 due to legal expense incurred in patent registrations, infringement defense and the tender offer made to eligible employees to convert eligible options to restricted stock rights. Accounting fees increased $62 primarily due to consulting costs incurred in the evaluation of a new ERP system. Insurance expense increased $62 as a $63 credit was received from prior carriers in the quarter ended June 30, 2007 and insurance coverage was increased in the current quarter.

Consulting and outside services expense increased $87 or 50.0% as new business initiatives were launched and outside services were brought in, including; outside services for the advertising department to facilitate a customer database segmentation project and to provide increased market research & analysis and, outside services for the IT department for software development and restructuring.

RedTag Live, our physical liquidation unit, was implemented in the first and second quarter of 2008 which resulted in an increase in operating expenses of $298 compared to the quarter ended June 30, 2007. These expenses related to the opening of a new facility for the RedTag Live division and consisted primarily of facility, payroll and advertising expenses.

The increases in expenses were offset by the following decreases:

Depreciation and amortization decreased by $124 or 54.6% primarily as the result of a $43 decrease in amortization of intangible assets. At June 30, 2008 the Bidville intangible asset was fully amortized.

As part of our restructuring, we realigned its marketing and advertising efforts to better position us to manufacturers, retailers and consumers. Advertising expense decreased $515 or 51.9% and visitor traffic decreased 1,851,000 or 26.8% as we continued to eliminate the least effective marketing efforts and continue to analyze and segment our database to optimize all future advertising campaigns. The cost per visitor decreased to $0.09 per visitor from $0.14 per visitor in the same period of the prior year. We have increased our advertising in the third quarter of 2008 realigning the resources to better fit the restructured company.

Facilities expense decreased $49 or 40.2% primarily due to the sublet of unused office space at our corporate office partially offset by physical store location rentals.

Credit card fees decreased $139 or 26.2%. The decrease is primarily due to lower sales volumes.

Other Expense: Net interest expense was $47 for the quarter ended June 30, 2008 compared to interest income of $91 for the quarter ended June 30, 2007. The increase in net interest expense is attributed to decreased cash equivalent balances and lower interest rates received in addition to an increased loan balance and borrowing costs under the terms of the credit facility.

Net Losses: We experienced a net loss of $2,977 or $0.16 per share for the quarter ended June 30, 2008 compared to a net loss of $1,537 or $0.08 per share for the quarter ended June 30, 2007.

Comparison of Six Months ended June 30, 2008 and June 30, 2007

Net loss for the six months ended June 30, 2008, was $5,362 or $0.29 basic and diluted loss per share. For the six months ended June 30, 2007, the loss was $2,953 or $0.15 basic and diluted loss per share. The loss increased by $2,409 or 81.6% from the same period in the prior year.

Direct Channel: Direct channel sales decreased $8,604 or 51.3% to $8,166 for the six months ended June 30, 2008 compared to Direct channel sales of $16,770 in the same period of the prior year. In the current period the number of direct orders decreased 15,000 or 30.0% and the average order value decreased by $242 or 33.3% per order.

The Direct channel gross profit decreased by $1,771 or 108.5% for the six months ended June 30, 2008 compared to the prior year. The Direct channel gross profit percentage decreased 11.4% to a negative margin of 1.7% for the six months ended June 30, 2008 compared to 9.7% for the six months ended June 30, 2007.

As a result of decreased advertising, the number of direct orders decreased as compared to the six months ended June 30, 2007. We also eliminated unprofitable auctions to eliminate unsuccessful vendors but added certified vendors to the list. The result of these changes was a reduction in auctions closed (636 in six months ended June 2008 compared to 1,158 in six months ended June 30, 2007) but due to the realigned marketing and vendor resources, our auction success rate improved to 18.1% from 13.2%, for the six months ended June 30, 2008 and June 30, 2007, respectively.

The gross profit margin was impacted by certain inventory purchases in the six months ended June 30, 2008. We purchased portable computers from various manufacturers but due to a shift in consumer demand for brand name merchandise, the computers were sold at a negative margin. The negative margin attributable to these computers totaled $215, for the six months quarter ended June 30, 2008.

UCM Channel: UCM revenues and gross profit decreased $337 or 12% to $2,460 for the six months ended June 30, 2008 compared to revenue and gross profit of $2,797 in the same period of the prior year. In the current period the number of UCM orders decreased 58,000 or 28.7% while the average order value increased by $72.0 or 30.1% per order. The number of UCM vendors increased 2,205 or 41.0% to 7,591 vendors compared to 5,386 for the six months ended June 30, 2007.

The decrease in UCM orders and revenues is attributable to the improvements outlined above, where we realigned our marketing efforts and eliminated the unprofitable auctions and vendors, resulting in an improved auction success rate and a higher bidder to visitor percentage.

Business to Business: Business to Business revenues increased $1,654 or 53.4% for the six months ended June 30, 2008 compared to the same period in the prior year. Gross profit increased $289 or 75.3% to $673 for the six months ended June 30, 2008 compared to $384 for the six months ended June 30, 2007. The gross profit percentage increased to 14.2% for the six months ended June 30, 2008 compared to 12.4% in the same period of the prior year. Included in the Business to Business results are revenues of $1,086 and gross profit of $377 from the live liquidation events held in three separate physical locations in State of Florida.

Other Revenue: Other revenue and gross profit primarily comprised of online advertising revenue decreased $416 or 68.5% for the six months ended June 30, 2008. The decrease was due to the strategic elimination of the advertisement revenue department.

In the past, we sold advertising space on our website to various companies. Although this strategy added a revenue stream, it impacted sales on our website since it directed visitors away to competing websites. As a result of the elimination of advertisement revenue, visitors spent more time shopping on our website, as evidenced by the increased bidder to visitor percentage; 3.5% compared to 3.4% for the six months ended June, 30 2008 and June 30, 2007, respectively.

Sales and Marketing, General and Administrative Expenses: SG&A expenses for the six months ended June 30, 2008 were $8,465, a decrease of $83 or 1.0%, compared to the six months ended June 30, 2007. Non recurring expenses incurred in the six months ended June 30, 2008 consisted of $206 of recruiting fees, $114 in severance expense and $32 in investor relations expense for which 90,000 warrants were issued as payment. The recruiting fees were primarily incurred as marketing staffing levels were increased to facilitate strategic marketing initiatives related to our restructuring plans.

The following table is a comparison of SG&A expenses:
	(Dollars in Thousands)
	Six Month Period Ended
SG&A Expenses:	June 30, 2008	June 30, 2007	Increase (Decrease)
Advertising	$775	$1,961	$(1,186)
Salary and benefits	3,336	2,522	814
Stock-based compensation	223	365	(142)
Facilities	147	265	(118)
Warehouse	391	360	31
Credit card fees	793	1,043	(250)
Telecommunications, hardware and storage	347	324	23
Legal, audit, insurance, and other regulatory fees	722	423	299
Depreciation & amortization	309	409	(100)
Bad debt	-	352	(352)
Consulting and outside services	510	343	167
Redtag Live	627	-	627
Dues & Subscriptions	56	8	48
Travel	131	69	62
Other SG&A	98	104	(6)
	$8,465	$8,548	$(83)

Expense increases are summarized as follows:

Salary and benefits expense increased $814 or 32.3% as a result of increased staff levels in information technology and marketing, as overall headcount increased to 82 employees from 77 in prior year. The remaining increase in salary and benefits is primarily attributable to an increase of $114 of severance and $206 in recruiting fees incurred in the six months ended June 30, 2008.

Stock based compensation decreased $142 due to the increased number of forfeited stock options during the six months ended June 30, 2008.

Warehouse expense increased $31 or 8.6% primarily driven by increased Business to Business sales volume in the current period compared to the same period of the prior year.

Telecommunications, hardware and storage expenses increased $23 as a result of price increases on maintenance contract renewals.

Legal, audit, insurance and other regulatory fees increased $299 or 70.7%. Legal fees increased $115 due to legal expense incurred in patent registrations, infringement defense and the tender offer made to eligible employees to convert eligible options to restricted stock rights. Accounting fees increased $72 primarily due to consulting costs incurred in the evaluation of a new ERP system. Insurance expense increased $61 as a $63 credit was received from prior carriers in the six months ended June 30, 2007 and insurance coverage was increased in the current quarter.

Consulting and outside services expense increased $167 or 48.7% as new business initiatives were launched and outside services were brought in, including; outside services for the advertising department to facilitate a customer database segmentation project and to provide increased market research & analysis and, outside services for the IT department for software development and restructuring.

RedTag Live, our physical liquidation unit, was implemented in 2008 which resulted in an increase of $627 of expenses compared to the six months ended June 30 2007. These expenses related to the opening of a new facility for the RedTag Live division and consisted primarily of facility, payroll and advertising expenses.

The increases in expenses were offset by the following decreases:

Depreciation and amortization decreased by $100 or 24.4% primarily as the result of a $118 decrease in amortization of intangible assets, offset by an increase in depreciation of $18. At June 30, 2008 the Bidville intangible asset was fully amortized.

As part of our restructuring, we realigned our marketing efforts to better position us to manufacturers, retailers and the consumers. Advertising expense decreased $1,186 or 60.5% and visitor traffic decreased 2,840,000 or 20.9% as we continued to eliminate the least effective marketing efforts and continue to analyze and segment our database to optimize all future advertising campaigns. The cost per visitor decreased to $0.07 per visitor from $0.14 per visitor in the same period of the prior year. We have increased our advertising in the third quarter of 2008 realigning the resources to better fit the restructured company.

Facilities expense decreased $118 or 44.6% primarily due to the sublet of unused office space at our corporate office partially offset by physical store location rentals.

Credit card fees decreased $250 or 24.0%. The decrease is primarily due to lower sales volumes.

Other Expense: Net interest expense was $35 for the six months ended June 30, 2008 compared to interest income of $186 for the six months ended June 30, 2007. The increase in net interest expense is attributed to decreased cash equivalent balances and lower interest rates received in addition to an increased balance and borrowing costs under the terms of the credit facility.

Net Losses: We experienced a net loss of $5,362 or $0.29 per share for the six months ended June 30, 2008 compared to a net loss of $2,953 or $0. 15 per share for the six months ended June 30, 2007.

Results of Operations for the Years Ended December 31, 2007, 2006 and 2005 (Dollars in Thousands, except per share, order and visitor data)

	Year Ended December 31,
	2007	2006	2005
Net Revenues	$43,061	$66,559	$84,592

Cost of Revenues	33,333	56,421	73,062

Gross Profit	9,728	10,138	11,530

Operating Expenses:
General and Administrative (1)	13,255	12,973	13,045
Sales and Marketing	3,753	4,987	4,996

Total Operating Expenses	17,008	17,960	18,041

Loss From Operations	(7,280)	(7,822)	(6,511)

Other Income (Expense):
Interest Expense	(385)	(375)	(2,925)
Interest Income	564	642	124
Miscellaneous Income	60	-	263
Total Other Income (Expense), Net	239	267	(2,538)

Net Loss	(7,041)	(7,555)	(9,049)

Preferred Stock and Other Deemed Dividends	-	-	(1,216)

Net Loss Available to Common Shareholders	$(7,041)	$(7,555)	$(10,265)

Net Loss per share - Basic and
Diluted (2)	$(0.37)	$(0.37)	$(3.88)

Weighted Average Shares - Basic and Diluted	18,864,777	20,260,689	2,643,936

The accompanying notes are an integral part of these consolidated financial statements.

(1)	Includes $0, $30 and $360 of management fees charged to Enable by Petters Group for the years ended December 31, 2007, 2006 and 2005

(2)
Reflects the retroactive effects of the impact of our December 2005 merger with Cape Coastal and the resulting exchange of our 1,072 shares of common stock outstanding for the stock of Cape Coastal at an exchange ratio of 2,320 to 1 for the year ended December 31, 2005.

Comparison of Year Ended December 31, 2007 and Year Ended December 31, 2006

Net Revenues: Net revenues for the year ended December 31, 2007 were $43,061, a decrease of $23,498 or 35.3%, compared to $66,559 for the year ended December 31, 2006. The uBid Direct channel revenues decreased $19,247 or 38.2%, partially offset by sales increases in the UCM channel. In the UCM channel, we record only our commission as revenue since we bear no inventory loss or risk of return. UCM commission revenues increased $847 or 18.1% from the prior year. Visitor traffic to the website decreased by 3.4 million visitors or 11.2% compared to the same period of the prior year primarily due to a 25.9% reduction in advertising spending in 2007. The number of orders for Direct decreased 23.5% from 119,000 to 91,000 orders. The number of UCM orders increased 6.9% from 363,000 to 388,000 orders. The average order value for uBid Direct decreased by 16.4% from $434 to $363. The decrease in the average order value was primarily due to decreased prices in consumer electronics. The average order value for UCM increased by 9.4% from $115 to $127 primarily due to an increase in the number of UCM vendors offering higher average order value merchandise. The Wholesale business channel revenues decreased $5,532 or 51.3%. In November 2006 we restructured the department and no new staff was added until January 2008.

Gross Profit: Gross profit for the year ended December 31, 2007 was $9,728, a decrease of $410 compared to the year ended December 31, 2006. Gross profit as a percentage of net revenues increased to 22.6% from 15.2% in the prior year. Generally, overall margins fluctuate based on several factors, including our product mix of sales; sales volumes mix by our direct consumer business, Wholesale and UCM merchants; vendor pricing; customer pricing and inventory management decisions. The uBid Direct channel gross profit decreased $1,486 to $2,469 from $3,955 from 2007 to 2006. The $1,486 decrease was primarily due to lower sales volume and lower average sales prices.

The UCM Gross profit increased $847 to $5,533 for the year ended December 31, 2007 from $4,686 for the year ended December 31, 2006. The UCM gross profit was 56.9% of the total gross profit versus 46.2% in the prior year. The UCM average order size increased $12 or 9.4% at December 31, 2007 from $115 to $127. The number of UCM vendors increased 1,539 or 75.1% at December 31, 2007 from 2,049 to 3,588.

Sales & Marketing, General and Administrative Expenses: SG&A expenses for the year ended December 31, 2007 were $17,008, down $952 from the year ended December 31, 2006.

Sales and Marketing expenses decreased $1,234 to $3,753 in 2007 compared to $4,987 in 2006. During 2007 we eliminated less effective marketing efforts and decreased the advertising spend by 26.0% resulting in an 11.2% reduction in visitor traffic. The cost per bidder decreased from $4.62 in the prior year to $3.78 at December 31, 2007, an 18.2% decrease.

General and Administrative expenses increased by $282 or 2.2% primarily due to a $615 increase in bad debt expense and a $439 increase in depreciation and amortization. There were other expense increases of $307 for consulting expenses. The increases were offset by a $308 decrease in stock-based compensation as older more expensive shares were forfeited, a decrease of $735 in salary and benefits due to lower headcount and a decrease of $260 in warehouse expense due to lower volumes.

Other Expense: Net interest income was $179 for the year ended December 31, 2007 compared to $267 for the year ended December 31, 2006. Net interest income results from interest received on short term investments of excess cash proceeds less interest incurred on credit line borrowings. The lower cash balances during 2007 resulted in decreased interest income.

Comparison of Year Ended December 31, 2006 and Year Ended December 31, 2005

Net Revenues: Net revenues for the year ended December 31, 2006 were $66,559 a decrease of $18,033 or 21.3%, compared to $84,592 for the year ended December 31, 2005. The uBid Direct channel revenues were down $22,335 or 30.7%, mitigated by sales increases in the UCM channel. Under the UCM channel, we record only our commission as revenue since we bear no inventory loss or risk of return. UCM commission revenues increased $1,302 or 38.5% from the prior year. Visitors to the website decreased 3.1 million or 10.4% over the same period. The number of orders for uBid Direct decreased 27.1% from 163,800 to 119,000. The number of UCM orders increased 29.8% from 283,000 to 363,000. The average order value for uBid Direct decreased by 4.8 % from $457 to $434. The decrease in the average order value is a result of lower overall prices for consumer electronics, other product lines remained substantially unchanged. The average order value for UCM increased from $111 to $115 due to an increase in the number of UCM vendors and changes in the merchandise offered.

Gross Profit: Gross profit for the year ended December 31, 2006 was $10,138, a decrease of $1,392 compared to the year ended December 31, 2005. Gross profit as a percentage of net revenues increased to 15.2% from 13.6% in the prior year. Generally, our overall margins fluctuate based on several factors, including our product mix of sales; sales volumes mix by our direct consumer business, direct business to business and UCM merchants; vendor pricing; customer pricing and inventory management decisions. The direct channel gross profit decreased $3,284 to $3,955 from $7,239 from 2006 to 2005. A substantial investment was made in certain inventory categories in the first and second quarter of 2006 in anticipation of increased visitors to the website. When the increased visitors did not materialize and the inventory aged, we took inventory markdowns totaling $1.4 million in response to decreasing order values. The remaining $1.3 million decrease was primarily due to lower sales volumes and lower average sales prices.

The UCM Gross profit grew $1,302 to $4,686 for the year ended December 31, 2006 from $3,384 for the year ended December 31, 2005. Gross profit as a percentage of net revenues increased to 15.2% from 13.6% in the prior year due to the higher UCM revenues primarily due to an increase in the number of approved UCM vendors.

Sales & Marketing, General and Administrative Expenses: SG&A expenses for the year ended December 31, 2006 were $17,960, down $81 from the year ended December 31, 2005.

Sales and Marketing expenses were unchanged from the prior year. During 2006, we launched a Direct Response Television (DRTV) test campaign to grow brand awareness and website traffic. Expenses relating to this campaign totaled $400 for 2006. We eliminated less effective marketing efforts to offset this cost. The cost per bidder increased from $4.37 in the prior year to $4.62 at December 31, 2006.

General and Administrative expenses decreased by $81 or 0.4% primarily due to a $233 increase in stock based compensation expense and a $179 million increase in severance pay as a result of eliminating certain positions in the third quarter of 2006. Depreciation and amortization expense increased $256 as a result of increased spending on capital assets and amortizable intangible assets. There were other expense increases of $500 Legal, audit, insurance and other regulatory fees. The increases were offset by a $300 decrease in related party management fees which were discontinued in January 2006, a decrease of $310 in salary and benefits due to lower headcount and a decrease of $554 in credit card fees. The decrease in credit card fees was primarily a result of lower volumes and a $360 settlement in the Visa Check/Master Money antitrust litigation settlement.

Other Expense: Net interest income was $267 for the year ended December 31, 2006 versus net interest expense of $2,538 for the year ended December 31, 2005. We retired all of our debt after receiving the capital raised on December 29, 2005. Interest income results from short term investments of excess cash proceeds from the capital raise.

Net Loss: We experienced a net loss of $7,555 or $0.37 per share for the year ended December 31, 2006 compared to a net loss of $10,265 or $3.88 per share for the year ended December 31, 2005. Net loss per share was dramatically impacted by the issuance of a net 17.7 million shares in the December 2005 and February 2006 capital raises. Our 2005 net loss per share reflects a deemed dividend of $1,200 related to a loss we experienced upon extinguishment of debt held by a significant stockholder on December 29, 2005.

Liquidity and Capital Resources

Historically, our primary sources of capital have been cash flow from operations and loans from affiliated parties. More recently, our primary sources of cash flow have been from operations and the $29.5 million raised in the December 29, 2005 private offering of our common stock and warrants.

Net cash used in operating activities for the six months ended June 30, 2008 was $6,164 compared to $2,913 used in the six months ended June 30, 2007. The net cash used in operating activities in 2008 increased primarily due to the increase in net loss, increase in cash used of $580 for inventory purchases and a $636 increase in accounts receivable. Also contributing to the increases in cash used was a $83 increase in prepaid expenses and a $140 decrease in accounts payable. Partially offsetting the increases in cash used was a $73 increase in accrued expenses. The increase in inventories is intended to increase products available for auction. Accounts receivable increased $636 primarily due to the increase in credit card receivables and increased open account sales in the Business to Business sales channel. The increase in credit card receivables is attributable to the timing of the payments by the credit card processing companies, which creates a lag between the sale date and the receipt of proceeds from the credit card processing companies.

Net cash used in investing activities was $473 for the six months ended June 30, 2008 due primarily to the purchase of property and equipment. Net cash used in investing activities was $102 for the period ended June 30, 2007. The increase in purchases of property and equipment for the six months ended June 30, 2008 related primarily to hardware and software purchases as IT infrastructure investment increased for the six months ended June 30, 2008.

Net cash provided by financing activities was $3,713 for the six months ended June 30, 2008, compared to the net cash used of $1,415 for the same period last year. The cash inflow in 2008 is due to advances on the Wells Fargo Credit Agreement of $3,911 offset by $198 of inventory purchases financed through the flooring facility.

The non-cash investment transaction relates the purchase of the redtag.com URL which accounted for $203 for the six months ended June 30, 2008. This transaction is discussed in the intangibles section in Note 1, Basis of Presentation.

On May 9, 2006, we entered into a Credit and Security Agreement with Wells Fargo Bank, National Association acting through Wells Fargo Business Credit and related security agreements and other agreements described in the Credit and Security Agreement (the “Credit Agreement”). The Credit Agreement provides for advances to us of up to a maximum of $25.0 million. The amount actually available to the Company will vary from time to time, depending on, among other factors, the amount of eligible inventory and the amount of eligible accounts receivable. The obligations under the Credit Agreement and all related agreements are secured by all of the our assets. The initial term of the Agreement is three years, expiring on April 28, 2009. Up to $7.0 million of the maximum amount is available for irrevocable, standby and documentary letters of credit. Advances under the Credit Agreement bear interest at a base rate (Wells Fargo Bank's prime rate) or LIBOR plus 2.5%. The Credit Agreement requires a prepayment fee of $125,000 if we terminate the Credit Agreement during the third year. The Credit Agreement requires us, among other things, to limit capital expenditures and maintain minimum availability on the line. Also, we are obligated contractually by a restrictive lock box arrangement. The Credit Agreement also requires us to pay a variety of other fees and expenses, including minimum annual interest of $125,000. As of June 30, 2008 we had $35,000 in deferred financing fees being amortized over the life of the Credit Agreement. As of June 30, 2008, the effective loan rate was 8.25%, we had an outstanding balance of $3,911,000.

On July 25, 2008, Wells Fargo Bank notified us or our failure to meet the minimum excess availability requirement of $3.5 million. Since we did not meet the minimum excess availability requirement as stated in the agreement, the financial covenants went into effect which required that we demonstrate net earnings at the levels stated in the agreement. Due to the recent restructuring, we were unable to meet the covenants. Wells Fargo Bank has not elected to accelerate or call the loan at this point, but has put into effect the default interest rate of 11.25% on the outstanding balance of the loan.

In response to the notification of violation from Wells Fargo, we are currently evaluating several options; including, but not limited to, the payment of a waiver fee of $100,000 to Wells Fargo Bank along with resetting the covenants, complete the sale of 2.1 million shares of common stock held in treasury in a private offering, draw upon the Fusion Capital Equity Line or refinance the Wells Fargo credit facility with alternative lenders.

We believe that the above options in conjunction with the current working capital, cash flows from operations and availability under our new equity facility, discussed below, will be adequate to support our current operating plans for at least the next 12 months.

On July 15, 2008 we signed a $10.0 million common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion Capital”). Concurrently with entering into the common stock purchase agreement, we entered into a registration rights agreement with Fusion Capital. Under the registration rights agreement, we agreed to file a registration statement related to the transaction with the U.S. Securities and Exchange Commission (“SEC”) covering the shares that have been issued or may be issued to Fusion Capital under the common stock purchase agreement. After the SEC has declared effective the registration statement related to the transaction, we have the right over a 24-month period to sell shares of common stock to Fusion Capital from time to time in amounts between $60,000 to $1.0 million, depending on certain conditions set forth in the agreement, up to an aggregate of $10.0 million.

In consideration for entering into the agreement, upon execution of the common stock purchase agreement we issued to Fusion Capital 230,074 shares of our restricted common stock as a commitment fee. Also, we will issue to Fusion Capital an additional 230,074 shares as a commitment fee pro rata as we receive the $10.0 million of future funding. The purchase price of the shares related to the $10.0 million of future funding will be based on the prevailing market prices of our common stock at the time of sales without any fixed discount, and we will control the timing and amount of any sales of shares to Fusion Capital. Fusion Capital shall not have the right or the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.75 per share. The common stock purchase agreement may be terminated by us at any time at our discretion without any cost to us. There are no negative covenants, restrictions on future funding, penalties or liquidated damages in the agreement. The proceeds received by us under the common stock purchase agreement will be used to provide working capital to further implement our recently announced strategic change to focus on liquidating excess inventories.

We issued the initial 230,074 shares at the agreed upon price of $1.52 per share, determined based on the 20-day moving average as of the date the agreement was accepted. We will record the transaction in the quarter ended September 30, 2008.

Contractual Obligations

Contractual Obligations and Commitments

As of December 31, 2007, our only contractual obligations are related to operating leases which consist of base rent under our current leases for both our corporate office and call center. Under both leases we also pay additional rent for our proportionate share of common area maintenance, real estate taxes and other operating expenses. Minimum payments under these leases are as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating Leases	$1,165,999	$490,749	$675,250	$—	$—

Impact of Inflation

Inflation has not had a material impact upon operating results, and we do not expect it to have such an impact in the near future. There can be no assurances, however, that our business will not be adversely affected by inflation.

Off-Balance Sheet Arrangements

As of March 31, 2008, December 31, 2007, 2006 and 2005, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K, promulgated by the SEC.

Quantitative and Qualitative Disclosures about Market Risk

The Company has little exposure to risks of fluctuating interest rates or fluctuating currency exchange rates. Accordingly, the Company does not believe that changes in interest or currency rates will have a material effect on our liquidity, financial condition or results of operations. It is the Company’s policy not to enter into derivative financial instruments.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth our executive officers and directors, their ages and position(s) as of September 5, 2008:

Name	Age	Position
Jeffrey D. Hoffman	47	Chief Executive Officer and Director

Timothy E. Takesue	40	Executive Vice President, Merchandising

Miguel A. Martinez, Jr.	53	Chief Financial Officer and Secretary

Glenn R. Weisberger	49	Executive Vice President, Business Development

Amy Powers	31	Vice President, Technology

Bruce Hutchison	59	Vice President, Marketing

Steven Sjoblad	58	Chairman of the Board

David E. Baer	35	Director

Mary L. Jeffries	51	Director

Casey L. Gunnell	61	Director

Dr. Kenneth J. Roering	66	Director

Our directors hold office until the earlier of their death, resignation or removal or until their successors have been qualified. Officers serve at the discretion of the Board of Directors.

Jeffrey D. Hoffman Mr. Hoffman was named Chief Executive Officer and joined the Enable Holdings, Inc. Board of Directors on September 24, 2007. He is an accomplished entrepreneur and innovator establishing a long and winning track record in the fields of on-line auction and retail, software and entertainment. Mr. Hoffman was a founding partner of Competitive Technologies, Inc (CTI), which offered online travel reservation tools sold directly to travel agencies and corporations. CTI was ultimately purchased by American Express. He was also CEO and founding partner of Virtual Shopping, Inc., a leading developer of patented, proprietary online retail systems, before joining the founding executive team of his most notable venture, Priceline.com, where Mr. Hoffman held two CEO titles in the Priceline family of companies. For his contribution to the creation of the industry’s first online retail tools, he was twice named by the travel and tourism industry as one of its “25 Most Influential Executives”. Mr. Hoffman also serves as Chairman of Adapted Sports, a charity organization dedicated to bringing sports and team participation to disabled children nationwide. Mr. Hoffman received his B.S. in Computer Sciences from Yale University.

Timothy E. Takesue has over 21 years of merchandising, retail, mail order and e-commerce experience. On December 29, 2005, Mr. Takesue was named Executive Vice President, Merchandising of Enable Holdings, Inc. In 1997, Mr. Takesue joined uBid, Inc. as a member of the original management team of officers. During his tenure with uBid, Inc., he has served in various positions including vice president of merchandising, senior vice president of merchandising and sales, interim CEO and acting chief marketing officer. Mr. Takesue became Executive Vice President, Merchandising of uBid, Inc. in April 2003. Mr. Takesue was an instrumental part of the officer team that led uBid, Inc. in the 1998 IPO, 1999 secondary offering, subsequent sale in 2000 to CMGI and purchase from CMGI in 2003. Mr. Takesue sits on the advisory board of The Brave Wings Foundation, a Northwestern Memorial Foundation charity, and attended Wayne State University in Detroit, Michigan.

Miguel A. Martinez, Jr. was named Chief Financial Officer in January 2008, prior to that he was Vice President of Finance of Enable Holdings, Inc. He has served as Vice President of Finance of Enable Holdings, Inc. since February 2005. He was appointed as Secretary of Enable Holdings, Inc. in January 2006. Mr. Martinez brings over 20 years of financial management experience to Enable. Before joining Enable, from March of 1999 to November 2004, Mr. Martinez was senior vice president and chief financial officer with Hartford Computer Group, a leading PC manufacturer, distributor and service company. Mr. Martinez is a certified public accountant and received a BBA degree from Loyola University in Chicago, Illinois and is actively involved in several professional organizations.

Glenn R. Weisberger was named the Executive Vice President of Business Development on May 15, 2008. Mr. Weisberger previously served as Senior Vice President, Chief Financial Officer and General Counsel of Navio Systems, Inc. Mr. Weisberger also served as Vice President of Legal and Business Affairs for Universal Television and Networks Group/MCA Television Limited.

Amy Powers is the Company’s Vice President of Technology, and is responsible for directing strategic and tactical technology planning for the enterprise. Ms. Powers previously served as the Company’s Development Manager. Prior to joining the Company in 2003, Ms. Powers worked as an independent contractor largely in the retail sector as a developer. She holds an Applied Information Technology degree from Information Technology Institute, Halifax, Nova Scotia and a B. S. degree from Dalhousie University.

Bruce Hutchison was named Vice President of Marketing on May 22, 2008. Mr. Hutchison previously held senior marketing positions at Midas International Corporation, Thompson Multimedia and D’Arcy, Masius, Benton & Bowles. Most recently Mr. Hutchison worked with Sears Holdings Corporation’s Kmart business.

Steven Sjoblad Mr. Sjoblad was appointed as Chairman of the Board of Enable Holdings of February 13, 2007. He is currently Chairman, CEO of Captira Analytical, a software, data and analytics firm serving the criminal justice vertical market. Previously Mr. Sjoblad spent 19 years with Fallon McElligott, a preeminent international advertising agency where he guided strategy and marketing programs for such industry leaders as Coca-Cola, FedEx and Northwest Airlines; he was an original member of the firm and served as president for eight years. Mr. Sjoblad held various positions with Fair Isaac Corporation (NYSE:FIC), an $830 million creative analytics firm where he served on the executive committee as well as Fair Isaac Corporation’s Chief Marketing Officer. He is currently a board member of Schwan’s Foods, a $3.6 billion international food concern, a board member of Fluxion, LLC a marketing automation concern and BenNevis, a CRM services firm. Mr. Sjoblad also served for 12 years as non-executive Chairman of the Board of Ellerbe Becket, a leading architectural and engineering firm.

Dr. Kenneth J. Roering Dr. Roering was elected to the board on December 1, 2006. He is currently Professor of Marketing in the Carlson School of Management of the University of Minnesota and Executive Vice President, Strategic Management, Marshall BankFirst Corp. He previously served as Chairman of the Marketing Department at the University of Minnesota for five years, and prior to that, occupied the same position at the University of Missouri. In addition, Dr. Roering served as a visiting professor or distinguished guest lecturer at a number of universities, including Northwestern University, Harvard University, University of Michigan, University of Virginia, University of Illinois, University Jean Moulin (Lyon, France) and the Warsaw School of Economics (Poland). Over the past 20 years, Dr. Roering has been a member of the Board of Directors of several private and public companies, and has served as an independent consultant to numerous corporations, including American Express, 3M, Cargill, Carlson Companies and Motorola. He currently serves on the Board of Directors of Arctic Cat (Lead Director), Innovex Inc. and Rave Sports. Dr. Roering obtained his doctorate from the University of Iowa.

Mary L. Jeffries Ms. Jeffries was elected to the board on March 7, 2007. She is currently President and COO of Petters Group Worldwide, LLC. Ms. Jeffries previously owned her own management consulting company focused in the areas of strategy, operations and finance. She previously was General Partner and Chief Operating officer for St. Paul Venture Capital, a large early-stage venture capital firm and Chief Operating Officer of WeberShandwick, an international public relations and marketing communications company. Ms. Jeffries currently serves on the boards of several Petters Group Worldwide companies and on the Board of Directors for Famous Dave’s of America, Childrens Cancer Research and Catholic Charities, as well as several early-stage venture funded companies. Ms Jeffries received her B.A. in Finance and Accounting from the University of Northern Iowa.

David E. Baer Mr. Baer was elected to the board on March 7, 2007. He is currently Chief Legal Officer of Petters Group Worldwide and serves on the boards of several Petters Group Worldwide Companies. Mr. Baer previously was an attorney at Leonard, Street and Deinard, where he practiced corporate law. In 2006 he was named one of the top 15 lawyers in Minnesota by Minnesota Lawyer. Mr. Baer received his B.A. from the University of Minnesota and his law degree from the William Mitchell College of Law.

Casey L. Gunnell Mr. Gunnell was elected to the board on May 14, 2007. He is currently CEO of Gunnell Family Corp, a business services corporation providing interim management, process improvement and restructuring services to a diverse roster of clients, including: HealthSouth Corp., Charter Communications and Calpine Corp. Previously Mr. Gunnell served 19 years in high profile positions with a $6 billion privately held automotive distribution group. He has past service on boards for several private companies and one publicly traded company; he is currently a board member for US Spinal Technologies, serving on the finance committee and audit committee chair. Mr. Gunnell is a certified public accountant and received his B.B.A. from Florida Atlantic University.

Our above-listed officers and directors have neither been convicted in any criminal proceeding during the past five years nor parties to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities law or commodities law. Similarly, no bankruptcy petitions have been filed by or against any business or property of any of our directors or officers, nor has any bankruptcy petition been filed against a partnership or business association in which these persons were general partners or executive officers.

Family Relationships

There are no family relationships among any of our directors, director nominees, or executive officers.

Board of Directors and Committees of the Board

The Board of Directors for the year of 2007 named 3 committees for corporate governance. The organization of the committees is as outlined below.

2007 Board Committees

	Audit	Governance	Compensation
Steve Sjoblad			xx

Mary L. Jeffries (1)	x		x

Dr. Kenneth J. Roering	x	xx	x

Casey L. Gunnell (1)	xx	x

David E. Baer		x

xx denotes a chairman x denotes a member of the committee

(1) Casey L. Gunnell and Mary L. Jeffries are the financial experts serving on the audit committee.

Director Independence

Steve Sjoblad, Dr. Kenneth J. Roering and Casey L. Gunnell are the members of the Board of Directors who are “independent,” as that term is defined by Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. As independent directors, Messrs. Sjoblad, Roering and Gunnell serve as members of our Audit and/or Compensation Committees.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in ownership of our equity securities. We believe, during fiscal year 2007, that our directors, executive officers and 10% stockholders complied with all Section 16(a) filing requirements. In making this statement, we have relied upon examination of the copies of Forms 3, 4 and 5 provided to us and the written representations of its directors, officers and 10% stockholders.

Code of Ethics

We had previously adopted a code of ethics that applied to our directors and officers (including our chief executive officer, chief financial officer, chief accounting officer, and any person performing similar functions). In connection with the recent merger, we have adopted a new Code of Ethics and Business Conduct that now applies to all employees, including our chief executive officer, chief financial officer, chief accounting officer and any other person performing that function. A copy of this document is available on our website at www.enableholdings.com, free of charge, under the Investor Relations section. We will satisfy any applicable SEC disclosure requirements regarding an amendment to, or waiver from, any provision of the Code with respect to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions by disclosing the nature of such amendment or waiver on our website or in a report on Form 8-K.

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis (“CD&A”) is intended to provide information about our compensation objectives and policies for our principal executive officer, our principal financial officer and our other most highly compensated executive officer that will place in perspective the information contained in the tables that follow this discussion. Our CD&A begins with a description of our former relationship with Petters Group with respect to the original determination of compensation and is followed by a general description of our compensation program and specific information as to its various components. Immediately following the CD&A is the Compensation Report of the Board of Directors, who served in the role of the compensation committee for the fiscal year ending December 31, 2007 (the “Committee Report”). Following the Committee Report are compensation tables describing compensation paid in 2007 and outstanding equity awards held by executives. At the end, we have provided information concerning pension benefits and change-in-control agreements.

Overview

As outlined elsewhere in this prospectus, prior to the Merger with Cape Coastal on December 29, 2005, uBid, Inc. was a subsidiary owned by the Petters Group. Prior to the Merger, Robert H. Tomlinson, Jr. was the president and chief executive officer and Timothy E. Takesue was our executive vice president of the merchandising of uBid, Inc. and their compensation was determined in accordance with negotiated employment contracts negotiated with Petters Group prior to the Merger. Miguel Martinez, Jr. was the vice president of finance of uBid, Inc. prior to the Merger and his compensation was determined by Mr. Tomlinson when he was hired. In connection with the Merger, Mr. Tomlinson and Mr. Takesue entered into new employment contracts with Enable Holdings, Inc. and these agreements continued the same compensation structure that existed prior to the Merger except for the grant of certain options that were issued in connection with the Merger. Mr. Martinez also continued to receive the same compensation that he was paid prior to the Merger and was also granted options after the Merger. The compensation paid to these officers was determined by Mr. Romenesko, who was a member of the board of directors of uBid, Inc. in consultation with human resource representatives from the Petters Group. The compensation payable to Mr. Tomlinson and Mr. Takesue for fiscal years 2006 and 2007 is set forth in their employment agreements with the Company. Mr. Hoffman was appointed CEO in September 2007. His compensation was approved by the Compensation Committee Members.

Messr(s), Hoffman, Takesue, Martinez and Ms. Powers are provided with the same benefits that are available to all of uBid’s salaried employees, as described more fully below.

Objectives of Compensation

The compensation for our Named Executive Officers was determined to attract and retain talented and productive executives who are motivated to protect and enhance the long-term value of the Company for its stockholders. The objective is to tie compensation to business and individual performance and to provide total compensation competitive with our peers. Our compensation levels are reviewed in light of publicly available information on compensation paid by companies in our industry that are similar to us, taking into account our size. The Compensation Committee members of the Board of Directors (the “Committee”) administer our compensation decisions. The Committee has not adopted any formal policies for allocating compensation among salaries, bonuses and equity compensation. As part of its consideration, the Committee reviews and discusses market data.

Overview of 2007 Executive Compensation

Base Salary

Base salary for Mr. Hoffman was approved in the employment agreement entered into in September 2007 based on his position and level of responsibility, individual performance, and market practices. Mr. Hoffman’s salary for 2007 was set at $350,000.

Base salary for Mr. Takesue was approved in the employment agreement entered into in December 2005 based on his position and level of responsibility, individual performance, and market practices. Mr. Takesue’s salary for 2007 was set at $300,000.

Base salary for Mr. Martinez was approved by the Committee in December 2007 based on his position and level of responsibility and market practices. Mr. Martinez’s salary for 2008 was set at $200,000.

Base salary for Ms. Powers was approved by the Compensation Committee based on her position and level of responsibility and market practices. Ms. Powers salary for 2008 was set at $120,000.

2005 Equity Incentive Plan

Also on December 15, 2005, our board approved and adopted the 2005 Equity Incentive Plan. The 2005 Equity Incentive Plan is an equity-based compensation plan to provide incentives to, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock awards (collectively, “Incentive Awards”) to our present and future employees, consultants, directors, and other third party service providers. The board has reserved a total of 2,500,000 shares of common stock for issuance under the 2005 Equity Incentive Plan. If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for further awards under the 2005 Equity Incentive Plan. On December 29, 2005, we granted options under the 2005 Equity Incentive Plan to purchase 1,721,700 shares of common stock to our Named Executive Officers and other employees. No options were issued under the 2005 Equity Incentive Plan to any Named Executives in 2006. In 2007 under the 2005 Equity Incentive Plan, Mr. Hoffman was granted options to purchase 600,000 shares of common stock of which 250,000 were qualified and 350,000 were non-qualified, Ms. Powers was granted options to purchase 55,000 shares of common stock.

On February 19, 2008 we offered eligible employees the opportunity to exchange on a grant by grant basis, their outstanding eligible options for restricted stock rights.

Options eligible for the exchange in this offer were granted under our 2005 Equity Incentive Plan (the “2005 Equity Incentive Plan”) in 2005 and 2006 and had an exercise price per share greater than $2.00. Individuals that held 500 or fewer eligible options were cashed out.

The number of restricted stock rights granted in exchange for each eligible option surrendered was based upon an exchange ratio of 3 to 1. The 3 to 1 exchange ratio was determined based on the fair value of the eligible options which approximated the share price at a 3 to 1 conversion rate. The incremental stock compensation expense resulting from the offer is $109 to be amortized over the remaining life of the original options granted of approximately 2.5 years.

Pursuant to the offer, 16,000 options were canceled and cashed out by individuals who had 500 or fewer options. There were an additional 20 individuals that tendered 765,000 options for an aggregate of 255,000 restricted stock rights.

At June 30, 2008 and 2007 we had options to purchase 1,693,500 and 1,762,200 shares, respectively, of common stock outstanding to certain officers and other employees.

At June 30, 2008 we had restricted stock rights outstanding of 253,333, of which 98,333 are vested. There were no restricted stock rights outstanding at June 30, 2007.

On March 25, 2008, we issued warrants to purchase 90,000 shares of its common stock to an unrelated investor relations company. The warrants are exercisable for 10 years at the exercise price of $0.55, $1.20 and $4.50, for each tranche of 30,000 warrants, respectively. These warrants were issued for services to be provided over a period of time, as indicated in the agreement and we expensed the entire fair value of these warrants ($32) during the quarter ended June 30, 2008. The fair value was determined in accordance with the Black-Scholes model using an expected volatility of 68%, risk free interest rate of 5% and the warrants expiration of approximately 10 years from the date of issuance.

The compensation costs charged against income was $114 and $127 for the three months ended June 30, 2008 and 2007, respectively. Compensation costs are included in general and administrative expenses in the consolidated Condensed Statement of Operations.

Intangibles

On June 13, 2008, we agreed with the Petters Group Worldwide, LLC, a holder of greater than 5% of our voting common stock, for the purchase of an internet domain name or Universal Resource Locator or URL, www.redtag.com, in exchange for 150,000 shares of our common stock. The URL has an indefinite useful life and thus in accordance with the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the intangible asset need not be amortized. Each reporting period, we will evaluate the useful life of the intangible asset to determine whether events and circumstances continue to support an indefinite useful life, and record impairment if needed.

Tax and Accounting Implications

We account for the equity compensation expense for our employees and executive officers, including our Named Executive Officers, under the rules of SFAS 123(R), which requires us to estimate and record an expense for each award of equity compensation over the vesting period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

Retirement and Benefit Plans

Our Named Executive Officers participate in the same retirement and benefit plans as all of our salaried employees.

Compensation Committee Report

Mr. Sjoblad served as the Compensation Committee Chairman for fiscal year 2007. Mr. Sjoblad has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, Mr. Sjoblad has concluded that the Compensation Discussion and Analysis be included in this prospectus.

Summary Compensation Table

Change in
Pension value
				Awards		Payouts		And nonqualified
					Restricted	Option	Non - Equity	deferred
				Other Annual	Stock	Awards	Incentive Plan	Compensation	All Other	Total
Named Executive Officer	Annual Compensation			Compensation	Award(s)	($)	Compensation	Earnings	Compensation	Compensation
& Principal Position	Year	Salary	Bonus	($) (2)	($)	(1)(2)(4)	($)	($)	($) (3)	($)
Jeffrey D. Hoffman Chief Executive Officer	2007 2006 2005	350,000 - -	- - -	- - -	- - -	36,330 - -	- - -	- - -	50,000 - -	436,330 - -

Timothy E. Takesue President, uBid, Inc.	2007 2006 2005	275,000 250,000 225,000	- - -	- 1,500 1,500	- - -	- - 269,760	- - -	- - -	- - -	275,000 251,500 496,260

Miguel A. Martinez, Jr. Chief Financial Officer	2007 2006 2005	200,000 159,000 129,808	- - 50,000	- 1,500 1,500	- - -	- - 40,807	- - -	- - -	- - -	200,000 160,500 222,115

Amy Powers V.P. Technology	2007 2006 2005	120,000 - -	- - -	1,500 - -	- - -	4,453 - -	- - -	- - -	- - -	125,953 - -
Former Named Executive Officers:
Robert H. Tomlinson, Jr. President and Chief Executive Officer	2007 2006 2005	300,000 275,000 250,000	- -	- 1,500 1,500	- - -	- 132,311	- - -	- - -	- - 31,500	300,000 276,500 415,311

(1)	The option awards amounts represent the fair value amount expensed in 2007 for options granted.
(2)
All options awards were granted on December 31, 2005 at an exercise price of $4.50 per option. Messr(s), and Takesue’s options vest 1/3 at the completion of two years of service. The remaining 2/3 vest ratably over the next two years. Mrs. Power’s options vest ratably over a four year period. Mr. Hoffman’s options vest ratably over a three year period.

(3)	As part of Mr. Hoffman’s employment agreement he was granted $50,000 in relocation fees. Mr. Tomlinson was granted $31,500 in relocation and housing fees as part of his employment agreement.
(4)	See Footnote #18 “2005 Equity Incentive Plan”.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (5)
Jeffrey D. Hoffman Chief Executive Officer	-	600,000	-	$1.14	September 21, 2017	600,000	834,000	-

Timothy E. Takesue President, uBid, Inc.	165,000	335,000	-	$4.50	December 29, 2015	335,000	465,650	-

Miguel A. Martinez, Jr. Vice President, Finance	37,500	37,500	-	$4.50	December 29, 2015	37,500	52,125	-

(1)
Shares under exercisable awards with no performance condition. In the event of an acquisition of the Company through the sale of substantially all of the Company’s assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divesture or liquidation of the Company, the Board may provide for one or more of the following with respect to unvested options: the equitable acceleration of the exercisability of any outstanding options; the complete termination of the Equity Incentive Plan and the cancellation of outstanding options not exercised prior to a date specified by the Board; and the continuance of the Equity Incentive Plan with respect to the exercise of options which were outstanding as of the date of adoption by the Board for such transaction and provide to holders of such options the right to exercise their respective options as to an economically equivalent number of shares of stock of the corporation succeeding the Company by reason of such transaction.

(2)	Shares under unexercisable/unvested awards with no performance conditions.

(3)	There are no unvested awards with performance conditions.

(4)	Based on closing stock price of $0.80 on January 31, 2008.

(5)	There are no unvested awards with performance conditions.

No Options were exercised during the year ended December 31, 2007.

The following table shows the number of options to purchase common stock granted to each of the Named Executive Officers during 2007.

Grants of Plan-Based Awards

					Estimated Future Payouts Under Equity Incentive Plan Awards				All Other Stock Awards Number of	All Other Option Awards Number of	Exercise or Base Price of
		Estimated Future Payouts Under					Grant Date		Shares of	Securities	Option
		Non-Equity Incentive Plan Awards (1)				Target	Fair Value	Maximum	Stock or	Underlying	Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	(#)	($)	(#)	Units (#)	Options (#)	($/Sh)
Jeffrey D. Hoffman Chief Executive Officer	September 21, 2007	-	-	-	-	600,000	414,000	-	-	-	1.14

Timothy E. Takesue President, uBid, Inc.	-	-	-	-	-	-	-	-	-	-	-

Miguel A. Martinez, Jr. Chief Financial Officer	-	-	-	-	-	-	-	-	-	-	-

Amy Powers V.P. Technology	August 1, 2007	-	-	-	-	55,000	44,946	-	-	-	1.35
Former Named Executive Officers:
Robert H. Tomlinson President & Chief Executive Officer	-	-	-	-	-	-	-	-	-	-	-

(1)	We do not maintain any Non-Equity Incentive Plan Awards

Compensation of Directors

For the fiscal year ended December 31, 2007, the Chairman of the Board, Mr. Sjoblad, received aggregate annual compensation of $27,000. As Chairman of the Board, Mr. Sjoblad has an annualized compensation of $35,000 plus additional compensation for committee memberships. Our Board of Directors receive annual compensation of $25,000 plus additional compensation for committee memberships for 2007 paid quarterly. We do not separately pay for attendance at regular meetings or telephonic calls unless otherwise approved in advance by the Board. Directors receive an option to purchase 50,000 shares of common stock upon appointment to the Board. The exercise price of these options is priced on the date of the grant and the option vests over 16 equal quarterly installments.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Steve Sjoblad	27,000	-	130,185	-	-	-	157,185

Mary L. Jeffries (2)	25,250	-	44,790	-	-	-	70,040

Dr. Kenneth J. Roering	22,875	-	-	-	-	-	22,875

Casey L. Gunnell	15,250	-	45,395	-	-	-	60,645

David E. Baer (2)	23,750	-	44,790	-	-	-	68,540

(1)
The option awards amounts represent compensation costs charged against income for the year ended December 31, 2007 and 2006 included in General and Administrative Expenses. Compensation costs exclude the impact of estimated forfeitures and include the amount of actual forfeitures. In the event of an acquisition of us through the sale of substantially all of our assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divesture or liquidation of us, the Board may provide for one or more of the following with respect to unvested options: the equitable acceleration of the exercisability of any outstanding options; the complete termination of the Equity Incentive Plan and the cancellation of outstanding options not exercised prior to a date specified by the Board; and the continuance of the Equity Incentive Plan with respect to the exercise of options which were outstanding as of the date of adoption by the Board for such transaction and provide to holders of such options the right to exercise their respective options as to an economically equivalent number of shares of stock of the corporation succeeding the Company by reason of such transaction.

(2)	Fees due to Ms. Jefferies and Mr. Baer are paid directly to Petters Group Worldwide.

Employment Contracts, Termination of Employment and Change in Control

We have entered into executive employment agreements with our President and Chief Executive Officer, our Executive Vice President of Merchandising, and our Executive Vice President of Business Development.

  Jeffrey D. Hoffman – Chief Executive Officer

On September 21, 2007, we entered into an executive employment agreement with Mr. Hoffman which provides for an initial annual base salary of $350,000 for the first 12 months of the agreement and thereafter our Board of Directors shall review on a yearly basis and the Board shall determine if the base salary shall increase and the amount of any such increase shall be at the Board’s sole discretion.

Under the agreement, Mr. Hoffman received options to purchase up to 600,000 shares of common stock under the 2005 Equity Incentive Plan, which vest as follows: 1/3 of the options will vest on the 12 month anniversary of the date of the grant, 1/3 of the options will vest on the 24 month anniversary of the date of grant and the remaining 1/3 on the 36 month anniversary of the date of grant. The exercise price of the options is $1.14 per share. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the 2005 Equity Incentive Plan.

Mr. Hoffman’s employment agreement has a term commencing on the execution of the agreement and continuing for a period of 24 months. Mr. Hoffman’s employment agreement provides that if Mr. Hoffman is terminated by us without cause or if Mr. Hoffman terminates the agreement for good reason, including a change of control that results in the termination of Mr. Hoffman’s employment with us or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of his annual base salary at the time of such termination and all health insurance coverage for a period of 12 months following termination. A change of control includes an acquisition of 51% or more of our outstanding voting securities or consummation of a tender offer or exchange offer where the offeree acquires more than 51% of our then-outstanding voting securities.

Timothy E. Takesue - Executive Vice President of Merchandising

On December 29, 2005, we entered into an executive employment agreement with Mr. Takesue which provides for an initial annual base salary of $250,000 for the first 12 months of the agreement increasing to $275,000 during the second 12 months of the agreement and increasing to $300,000 for 2007 or the third 12 months of the agreement.

Under the agreement, Mr. Takesue received options to purchase up to 500,000 shares of common stock under the 2005 Equity Incentive Plan, which vest as follows: 1/3 of the options will vest on the 24 month anniversary of the date of the grant, 1/3 of the options will vest on the 36 month anniversary of the date of grant and the remaining 1/3 on the 48 month anniversary of the date of grant. The exercise price of the options is $4.50 per share. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the 2005 Equity Incentive Plan.

Mr. Takesue’s employment agreement has a term commencing on the execution of the agreement and continuing for a period of 24 months. Mr. Takesue’s employment agreement provides that if Mr. Takesue is terminated by us without cause, or if Mr. Takesue terminates the agreement for good reason, including a change of control that results in the termination of Mr. Takesue’s employment with us or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of his annual base salary at the time of such termination and all health insurance coverage for a period of 12 months following termination.

Glenn D. Weisberger – Executive Vice President of Business Development

On May 15, 2008, we entered into an employment agreement net with Mr. Weisberger which provides for an initial annual base salary of $240,000 for the first 12 months of the agreement. Thereafter Mr. Weisberger’s base salary shall annually be reviewed and adjustments, if any, shall be determined by the Board of Directors in its sole discretion.

Under the agreement, Mr. Weisberger received options to purchase 200,000 shares of common stock under the 2005 Equity Incentive Plan, which vest as follows: ¼ of the options will vest on the 12 month anniversary of the date of grant, ¼ of the options will vest on the 24 month anniversary of the date of grant, ¼ of the options will vest on the 36 month anniversary of the date of grant and ¼ of the options will vest on the 48 month anniversary of the date of grant. The exercise price of the options is $0.90 per share. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the 2005 Equity Incentive Plan.

Mr. Weisberger’s employment agreement has a term commencing on the execution of the agreement and continuing for a period of 24 months. Mr. Weisberger’s employment agreement provides that if Mr. Weisberger is terminated by us without cause, or if Mr. Weisberger terminates the agreement for good reason, including a change of control that results in the termination of Mr. Weisberger’s employment with us or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of his annual base salary at the time of such termination and all health insurance coverage for a period of 12 months following termination.

Mr. Martinez and Ms. Powers do not have employment agreements.

Change-in-Control Agreements

The following table provides the change-in-control awards that are applicable to our named executive officers.

Named Executive Officer	Cash Severance Multiple	Years for Continuation of Medical and Dental Benefits
Jeffrey D. Hoffman	1 times ($350,000)	1 year ($12,000)
Timothy E. Takesue	1 times ($300,000)	1 year ($12,000)

Compensation Committee Interlocks and Insider Participation

The Compensation Committee discharges the Board's responsibilities relating to the compensation of Enable's executives and directors; reviews and approves the report required by the U.S. Securities and Exchange Commission for inclusion in the annual report on Form 10-K; provides general oversight of Enable's total rewards compensation structure; reviews and provides guidance on Enable's human resources programs; and retains and approves the terms of the retention of compensation consultants and other compensation experts. Other specific duties and responsibilities of the Compensation Committee include reviewing senior management selection and overseeing succession planning, including reviewing the leadership development process; reviewing and approving objectives relevant to executive officer compensation, evaluating performance and determining the compensation of executive officers in accordance with those objectives; approving severance arrangements and other applicable agreements for executive officers; overseeing Enable's equity-based and incentive compensation and equity-based rewards; overseeing non-equity based benefit plans and approving any changes to such plans involving a material financial commitment by Enable; monitoring workforce management programs; establishing compensation policies and practices for service on the Board and its committees and for the Chairman of the Board; developing guidelines for and monitoring director and executive stock ownership; and annually evaluating its performance and its charter.

2005 Equity Incentive Plan

On December 15, 2005, our board approved and adopted the 2005 Equity Incentive Plan. Also on December 15, 2005, the 2005 Equity Incentive Plan was approved by the sole stockholder of Cape Coastal on that date. These actions were announced in our Current Report on Form 8-K, filed with the SEC on December 23, 2005. As disclosed in our definitive Information Statement filed with the SEC on January 30, 2006, on January 12, 2006, the holders of a majority of our outstanding shares of common stock ratified the Plan. The 2005 Equity Incentive Plan as an equity-based compensation plan to provide incentives to, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock awards (collectively, “Incentive Awards”) to our present and future employees, consultants, directors, and other third party service providers.

The board has reserved a total of 2,500,000 shares of common stock for issuance under the 2005 Equity Incentive Plan. If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for further awards under the 2005 Equity Incentive Plan. On December 29, 2005, we granted options under the 2005 Equity Incentive Plan to purchase 1,721,700 shares of common stock to our Named Executive Officers and other employees. No options were issued under the 2005 Equity Incentive Plan to any Named Executives in 2006. In 2007 under the 2005 Equity Incentive Plan, Mr. Hoffman was granted options to purchase 600,000 shares of common stock of which 250,000 were qualified and 350,000 were non-qualified, Mr. Martinez was granted options to purchase 125,000 shares of common stock and Ms. Powers was granted options to purchase 55,000 shares of common stock.

The number of shares subject to the 2005 Equity Incentive Plan, any number of shares subject to any numerical limit in the 2005 Equity Incentive Plan, and the number of shares and terms of any Incentive Award may be adjusted in the event of any change in Enable’s outstanding common stock by reason of any stock dividend, spin-off, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares, or similar transaction. In the event of an acquisition of the Company through the sale of substantially all of the Company’s assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divestiture or liquidation of the Company, the Board may provide for one or more of the following: (a) the equitable acceleration of the exercisability of any outstanding options; (b) the complete termination of the 2005 Equity Incentive Plan, the cancellation of outstanding options not exercised prior to a date specified by the Board; and (c) the continuance of the 2005 Equity Incentive Plan with respect to the exercise of options which were outstanding as of the date of adoption by the Board of such plan for such transaction and provide to the holders of such options the right to exercise their respective Options as to an economically equivalent number of shares of stock of the corporation succeeding the Company by reason of such transaction.

Equity Compensation Plan

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) ( c)
Equity compensation plans approved by security holders	1,984,100	$2.68	515,900
Equity compensation plans not approved by security holders	320,000	$4.50	—
Total	2,304,100	$2.93	515,900

Equity compensation plans not approved by our stockholders consist of warrants to purchase 320,000 shares of common stock, issued to the placement agents in our private offering on December 30, 2005, exercisable through December 30, 2010 at $4.50 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 2, 2003, uBid and Petters Group, a holder of greater than 5% of our outstanding common stock, executed a Shared Resources Agreement with a term of one year and automatic renewals of one year until terminated by either party with 60 days’ prior notice. Pursuant to this agreement, Petters Group provides executive, facilities management, finance, general and administrative, legal, marketing, merchandising and operations services to uBid for which uBid was charged $0 in 2007, $30,000 in 2006 and $360,000 in 2005. We terminated the Shared Resources Agreement as of January 31, 2006.

We purchase products from Petters Group for direct purchase sales. Purchases from Petters Group were $2,930, $365 and $1,597 for the years ended December 31, 2007, 2006 and 2005, respectively.

In 2003, we issued a convertible promissory note in the principal amount of $0.5 million for the benefit of Petters Group. The promissory note bore interest at an annual rate of 8.0%. This note plus accrued interest was paid in full on April 1, 2005.

On April 2, 2003, we entered into a secured revolving credit agreement and promissory note with Petters Group for up to $5.0 million. On November 22, 2004, we entered into a second secured revolving credit agreement and promissory note for up to $4.0 million. In March 2005, the second agreement was increased to $5.5 million. Both agreements were secured by a subordinated security interest in all of our assets. Both agreements expired March 31, 2006. Borrowings under the revolving line bore an annual interest rate of 14%. There were no financial covenants provided for in the agreements. In connection with the private offerings, the note holders cancelled these promissory notes as consideration in the private offerings for the issuance to Petters Company, Inc. of 1,222,223 shares of common stock and warrants to purchase 305,556 shares of common stock, and the issuance to the Petters Group of 1,111,111 shares of common stock and warrants to purchase 277,778 shares of common stock.

On July 21, 2004, we entered into an agreement with Banco Popular under which we obtained a $5.0 million irrevocable letter of credit for the benefit of Sony Corporation. This letter of credit is used as a security deposit for inventory purchases from Sony. Sony may draw upon the letter of credit in the event we are in payment default. The letter of credit bears an annual interest rate of 2%. Sony then reimburses us 0.5%. The letter of credit is secured by all of our assets. Lancelot and Petters Group guaranteed the letter of credit for the full $5.0 million in the event Sony drew upon the letter of credit. In addition, Banco Popular has entered into inventory buy-back agreements with Sony and Petters Group. Sony and Petters Group have agreed to buy back the Sony product from uBid in the event of a default. The letter of credit expires on July 21, 2007. On October 14, 2005, the Sony irrevocable letter of credit was reduced to $2.5 million. On November 15, 2007, the Sony irrevocable letter of credit was reduced to $1.0 million. All other terms remain the same.

On December 30, 2005, we provided a $5.0 million deposit as a restricted cash security to Banco Popular to release Lancelot and Petters Group from their obligations under the letter of credit.

On April 27, 2005, uBid entered into a 90-day debt agreement and promissory note with Lancelot, which was extended for one year on July 26, 2005. This agreement provided for borrowings of $5.0 million. The note had an annual interest rate of 14% due monthly. The note was guaranteed by Petters Company, Inc. and Thomas J. Petters. There were no financial covenants provided for in the agreement. The September 30, 2005 balance of $5.0 million was retired with a portion of the proceeds from the private offerings.

In mid-2005, Cape Coastal entered into an agreement with Calico Capital Group, LLC to serve as its financial advisor in connection with the merger and the private offerings. Thomas J. Petters owns 10% of the outstanding membership interests in Calico. As consideration for its services, we paid Calico a $550,000 fee on the Closing Date. In addition, on February 3, 2006, in connection with the second private offering, we issued Calico 600,667 shares of our common stock, valued at $4.50 per share, with an aggregate value of approximately $2.7 million. Pursuant to a letter agreement, Calico subsequently transferred a total of 50,000 of its shares to two stockholders of the former Cape Coastal Trading Corporation. The agreement to serve as financial advisors was terminated on July 31, 2006.

Review, Approval or Ratification of Transactions with Related Persons.

On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire that requires disclosure of any transactions with our Company in which the director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest. Our board of directors reviews such transactions to identify impairments to director independence and in connection with disclosure obligations under Item 404(a) of Regulation S-K of the Exchange Act. In addition, our Code of Ethics includes a conflict of interest policy that applies to our employees, officers and directors.

Any transactions with the Petters Group or an entity owned in whole or in part by the Petters Group are reviewed by management and presented for approval to those members of the Board of Directors who are not a member of management or otherwise affiliated with the Petters Group.

On May 7, 2007, Ms. Jeffries and Mr. Baer were elected to the Company’s Board of Directors. Each of Ms. Jeffries and Mr. Baer are executive officers of Petters Group.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS

Principal Stockholders

The following table provides information concerning persons known to us to be the beneficial owners of more than 5% of our outstanding common stock as of September 5, 2008. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated. The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class(1)
Thomas J. Petters(2)(3) 4400 Baker Road Minnetonka, MN 55343	8,434,348	43.79%
Petters Group Worldwide, LLC(3)(4) 4400 Baker Road Minnetonka, MN 55343	6,584,603	34.74%
Theodore Deikel(5) 4400 Baker Road Minnetonka, MN 55343	2,987,473	16.00%
D.E. Shaw Valence Portfolios, L.L.C.(6) 120 West 45th Street, 39th Floor New York, NY 10036	1,250,000	6.60%
EBP Select Holdings, LLC(3) 4400 Baker Road Minnetonka, MN 55343	1,111,111	5.95%
Alexandra Global Master Fund Ltd.(7) Citgo Building, Wickams Cay P.O. Box 662 Road Town, Tortola, British Virgin Islands.	1,069,446	5.62%

(1)
Based on 18,676,190 shares of Common Stock issued and outstanding as of September 5, 2008. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of September 5, 2008, or within sixty days of such date, are treated as outstanding only when determining the percent owned by such individual and when determining the percent owned by a group.

(2)
Includes 6,734,603 shares beneficially owned by Petters Group Worldwide, LLC, including 277,778 warrants exercisable within 60 days by Petters Group Worldwide, LLC and 305,556 warrants exercisable within 60 days by Petters Company, Inc. Also includes 1,111,111 shares beneficially owned by EBP Select Holdings, L.L.C. Mr. Petters has sole voting power and investment power over all of the shares indicated in the table as being beneficially owned by Mr. Petters, Petters Group Worldwide, LLC and EBP Select Holdings, LLC.

(3)
Information regarding the number of shares beneficially owned by Thomas J. Petters, Petters Group Worldwide and EBP Select Holdings, LLC was provided in a report on Schedule 13D filed with the SEC on January 7, 2008, and a report on Form 4 filed with the SEC on August 26, 2008.

(4)	Includes 277,778 warrants exercisable within 60 days.
(5)
Information regarding the number of shares beneficially owned by Mr. Deikel was provided in a report on Schedule 13D filed with the SEC on December 28, 2007, and a report on Form 4 filed with the SEC on August 26, 2008.

(6)
Includes 250,000 warrants exercisable within 60 days. David E. Shaw does not own any shares of common stock directly. By virtue of Mr. Shaw’s position as President and sole shareholder of D.E. Shaw & Co., Inc., which is the general partner of D.E. Shaw & Co., L.P. (the managing member and investment advisor of D.E. Shaw Valence Portfolios, L.L.C.), Mr. Shaw may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of common stock, and therefore, Mr. Shaw may be deemed to be the beneficial owner of such shares. Mr. Shaw disclaims beneficial ownership of the shares of our common stock. This information was provided in a report on Schedule 13G filed with the SEC on February 13, 2006.

(7)
Includes 347,223 warrants exercisable within 60 days. Alexandra Investment Management, LLC, serves as the investment advisor to Alexandra Global Master Fund Ltd. By reason of such relationship, Alexandra Investment Management, LLC, may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund Ltd. Alexandra Investment Management, LLC disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov and Dimitri Sogoloff are, respectively, the Chairman, Chief Executive Officer, Managing Member and Chief Investment Officer and the President, Managing Member and Chief Risk Officer, of Alexandra Investment Management, LLC. By reason of such relationships, Mr. Filimonov and Mr. Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund, Ltd. Each of Messrs. Filimonov and Sogoloff disclaims beneficial ownership of the shares of common stock beneficially owned by Alexandra Global Master Fund Ltd. The address of Alexandra Global Master Fund Ltd. is Citgo Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. The address of Alexandra Investment Management, LLC and Messrs. Filimonov and Sogoloff is 767 Third Avenue, 39th Floor, New York, New York, 10017. This information was provided in a report on Schedule 13G filed with the SEC on February 14, 2007.

Management Shareholdings

The following table sets forth the number of shares of Common Stock beneficially owned as of September 5, 2008, by each of our executive officers, by each director and by all directors and executive officers as a group. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated. The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. The address of each executive officer and director is c/o Enable Holdings, Inc., 8725 W Higgins, Suite 900, Chicago, Illinois 60631.

Name of Beneficial Owner or Identity of Group	Number of Shares Beneficially Owned	Percent of Class(1)
Timothy E. Takesue(2)	632,443	3.36%
Miguel A. Martinez, Jr.(3)	81,581	*
Steven Sjoblad(4)	62,500	*
Mary L. Jeffries(5)	27,500	*
Amy Powers(6)	26,250	*
Dr. Kenneth J. Roering(7)	15,625	*
David E. Baer(8)	12,500	*
Casey L. Gunnell	9,375	*
Jeffrey D. Hoffman	0	0
Glenn R. Weisberger	0	0
D. Bruce Hutchison	0	0
All current executive officers and directors as a group (11 persons)	867,774	4.56%

*Less than 1%

(1)
Based on 18,676,190 shares of Common Stock issued and outstanding as of September 5, 2008. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of September 5, 2008, or within sixty days of such date, are treated as outstanding only when determining the percent owned by such individual and when determining the percent owned by a group.

(2)	Includes 166,667 options exercisable within 60 days.
(3)	Includes 62,500 options exercisable within 60 days.
(4)	Includes 37,500 options exercisable within 60 days.
(5)	Includes 12,500 options and 3,000 warrants exercisable within 60 days.
(6)	Includes 26,250 options exercisable within 60 days.
(7)	Includes 15,625 options exercisable within 60 days.
(8)	Includes 12,500 options exercisable within 60 days.
(9)	Includes 9,375 options exercisable within 60 days

THE FUSION TRANSACTION
General

On July 15, 2008, we entered into a Purchase Agreement with Fusion Capital, an Illinois limited liability company. Under the Purchase Agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of $10 million from time to time over a twenty-four (24) month period. Under the terms of the Purchase Agreement, Fusion Capital has received a commitment fee consisting of 230,074 shares of our common stock. Also, we will issue to Fusion Capital an additional 230,074 shares as a commitment fee pro rata as we receive the $10 million of future funding. As of September 5, 2008, there were 18,676,190 shares outstanding (7,315,846 shares held by non-affiliates). If all of such 2,460,148 shares offered hereby were issued and outstanding as of the date hereof, the 2,460,148 shares would represent 11.7% of the total common stock outstanding or 25.7% of the non-affiliates shares outstanding as of the date hereof. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.

Under the Purchase Agreement and the Registration Rights Agreement we are required to register and have included in the offering pursuant to this prospectus: (1) 230,074 shares which have already been issued as a commitment fee, (2) an additional 230,074 shares which we may issue in the future as a commitment fee pro rata as we receive the $10 million of future funding, and (3) 2,000,000 shares which we may sell to Fusion Capital after this registration statement is declared effective under the Securities Act. All 2,460,148 shares are being offered pursuant to this prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 2,000,000 shares to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond this 2,000,000 shares. However, if we elect to sell more than the 2,000,000 shares (which we have the right but not the obligation to do), we must first register under the Securities Act any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our shareholders.

We do not have the right to commence any sales of our shares to Fusion Capital until the SEC has declared effective the registration statement of which this prospectus is a part. After the SEC has declared effective such registration statement, generally we have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $60,000 and $1.0 million depending on certain conditions. We have the right to control the timing and amount of any sales of our shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.75. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the Purchase Agreement or the Registration Rights Agreement. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Purchase Of Shares Under The Common Stock Purchase Agreement

Under the common stock purchase agreement, on any business day selected by us, we may direct Fusion Capital to purchase up to $60,000 of our common stock. The purchase price per share is equal to the lesser of:

• the lowest sale price of our common stock on the purchase date; or

• the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive business days prior to the date of a purchase by Fusion Capital.

The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the purchase price. We may direct Fusion Capital to make multiple purchases from time to time in our sole discretion; no sooner then every three (3) business days.

Our Right To Increase the Amount to be Purchased

In addition to purchases of up to $60,000 from time to time, we may also from time to time elect on any single business day selected by us to require Fusion Capital to purchase our shares in an amount up to $100,000 provided that our share price is not below $1.25 during the two (2) business days prior to and on the purchase date. We may increase this amount to up to $250,000 if our share price is not below $2.25 during the two (2) business days prior to and on the purchase date. This amount may also be increased to up to $500,000 if our share price is not below $4.50 during the two (2) business days prior to and on the purchase date. This amount may also be increased to up to $1 million if our share price is not below $9.00 during the two (2) business days prior to and on the purchase date. We may direct Fusion Capital to make multiple large purchases from time to time in our sole discretion; however, at least three (2) business days must have passed since the most recent large purchase was completed. The price at which our common stock would be purchased in this type of larger purchases will be the lesser of (i) the lowest sale price of our common stock on the purchase date and (ii) the lowest purchase price (as described above) during the previous ten (10) business days prior to the purchase date.

Minimum Purchase Price

Under the common stock purchase agreement, we have set a minimum purchase price (“floor price”) of $0.75. However, Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price would be less the floor price. Specifically, Fusion Capital shall not have the right or the obligation to purchase shares of our common stock on any business day that the market price of our common stock is below $0.75.

Events of Default

Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to the Company upon the occurrence of any of the following events of default:

• the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive business days or for more than an aggregate of thirty (30) business days in any 365-day period;

• suspension by our principal market of our common stock from trading for a period of three (3) consecutive business days;

• the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq Global Market, the Nasdaq Capital Market, the New York Stock Exchange or the American Stock Exchange;

• the transfer agent‘s failure for five (5) business days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;

• any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse effect on us subject to a cure period of five (5) business days; or

• any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the common stock purchase agreement without any cost to us.

No Short-Selling or Hedging by Fusion Capital

Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

Effect of Performance of the Common Stock Purchase Agreement on Our Stockholders

All 2,460,148 shares registered in this offering are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 24 months from the date of this prospectus. The sale by Fusion Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all, some or none of the 2,460,148 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the agreement may be terminated by us at any time at our discretion without any cost to us.

In connection with entering into the agreement, we authorized the sale to Fusion Capital of up to 2,000,000 shares of our common stock The number of shares ultimately offered for sale by Fusion Capital under this prospectus is dependent upon the number of shares purchased by Fusion Capital under the agreement. The following table sets forth the amount of proceeds we would receive from Fusion Capital from the sale of shares at varying purchase prices:

Assumed Average Purchase Price		Number of Shares to be Issued if Full Purchase	Percentage of Outstanding Shares After Giving Effect to the Issuance to Fusion Capital(1)	Proceeds from the Sale of Shares to Fusion Capital Under the Common Stock Purchase Agreement
$0.75		2,000,000	11.8%	$1,500,000
$1.00		$2,000,000	11.8%	$2,000,000
$1.25		2,000,000	11.8%	$2,500,000
$1.50		2,000,000	11.8%	$3,000,000
$1.94	(2)	2,000,000	11.8%	$3,888,000
$2.25		2,000,000	11.8%	$4,500,000
$2.50		2,000,000	11.8%	$5,000,000

(1)
The denominator is based on 18,676,190 shares outstanding as of September 5, 2008, which includes the 230,074 shares previously issued to Fusion Capital and the number of shares set forth in the adjacent column but excludes that portion of the 230,074 commitment shares that would be issued pro rata as the $10 million is funded. The numerator is based on the number of shares issuable under the common stock purchase agreement at the corresponding assumed purchase price set forth in the adjacent column.

(2)	Closing sale price of our shares September 5, 2008.

THE SELLING STOCKHOLDER

The following table presents information regarding the selling stockholder. Neither the selling stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Selling Stockholder	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Beneficially Owned Before Offering (1)	Shares to be Sold in the Offering Assuming The Company Issues The Maximum Number of Shares Under the Purchase Agreement (1)	Percentage of Outstanding Shares Beneficially Owned After Offering
Fusion Capital Fund II, LLC (2)	230,074	(3)	1.25%	2,460,148	0%

(1)
Applicable percentage of ownership is based on 18,676,190 shares of our common stock outstanding as of September 5, 2008, together with securities exercisable or convertible into shares of Common Stock within sixty (60) days of September 5, 2008, for the selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the shares being offered under this prospectus.

(3)
As of the date hereof, 230,074 shares of our common stock have been acquired by Fusion Capital under the Purchase Agreement, consisting of 230,074 shares which have already been issued as a commitment fee. Under the common stock purchase agreement (1) the Company may elect in its sole discretion to sell to Fusion Capital up to an additional 2,000,000 shares and (2) we may issue to Fusion Capital an additional 230,074 shares in the future as a commitment fee pro rata as we receive the $10 million of future funding. Fusion Capital does not presently beneficially own any of these 2,230,074 shares as determined in accordance with the rules of the SEC.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling shareholder. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive up to $10 million in proceeds from the sale of our common stock to Fusion Capital under the common stock purchase agreement. Any proceeds from Fusion Capital we receive under the common stock purchase agreement will be used for working capital and general corporate purposes.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Fusion Capital Fund II, LLC, the selling shareholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;
•	transactions involving cross or block trades;
•	through brokers, dealers, or underwriters who may act solely as agents
•	“at the market” into an existing market for the common stock;
•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
•	in privately negotiated transactions; or
•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Fusion Capital is an “underwriter” within the meaning of the Securities Act.

Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling shareholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.

We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Fusion Capital.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 225,000,000 shares, which are divided into two classes consisting of 200,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of September 5, 2008, there were 18,446,116 shares of common stock outstanding, 3,412,398 shares of common stock underlying warrants that have been issued by us, 1,984,100 shares of common stock underlying options or other rights that have been granted under our 2005 Equity Incentive Plan and 515,900 shares of common stock reserved for issuance under our 2005 Equity Incentive Plan. No preferred shares were outstanding.

Description of Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of preferred stock. Except as otherwise provided by law, and subject to any voting rights granted holders of preferred stock, amendments to our certificate of incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of common stock. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock created by the board of directors from time to time, the common stockholders will be entitled to such cash dividends as may be declared from time to time by the board of directors from funds available. Subject to any preferential rights of any outstanding series of preferred stock, upon our liquidation, dissolution or winding up, the common stockholders will be entitled to receive pro rata all assets available for distribution to such holders.

Description of Preferred Stock

We are authorized to issue 25,000,000 shares of “blank check” preferred stock, par value $0.001 per share, none of which as of the date hereof is designated, issued or outstanding. The board of directors is vested with authority to divide the shares of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series. Once authorized, the dividend or interest rates, conversion rates, voting rights, redemption prices, maturity dates and similar characteristics of the preferred stock will be determined by the board of directors, without the necessity of obtaining approval of the stockholders.

Description of Options

There are currently issued and outstanding options to purchase 1,693,500 shares of our common stock as of June 30, 2008, issued to our Named Executive Officers and employees. Except as otherwise described in this prospectus, the options were issued pursuant our 2005 Equity Incentive Plan at an exercise price of $4.50 per share and will vest in equal annual increments over the four-year period following the date of grant. The options generally have a ten-year term from the date of grant. The terms of the options are further described under the heading “Management” herein. The fair value of the options are determined using the Black-Scholes option-pricing model. The following is a summary of the assumptions used:

Risk free interest rate	5.0%
Expected volatility	68.0%
Expected life (years)	4
Expected dividend yield	0.0%

Description of Warrants

There are presently warrants issued to purchase 3,412,399 shares of common stock as follows: warrants held by investors purchasing units in the private offerings providing for the purchase of 2,669,066 shares of common stock for five years at an exercise price of $5.85 per share; warrants held by Noteholders, providing for the purchase of 333,333 shares of common stock for three years at an exercise price of $4.50 per share, warrants held by placement agents providing for the purchase of 320,000 shares of common stock for five years at an exercise price of $4.50 per share and warrants held by public relations agents providing for the purchase of 90,000 shares of common stock for 10 years at exercise prices of $0.55, $1.20 and $4.50 for each tranche of 30,000 warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number, the number of shares of common stock to be issued to the warrant holder.

The warrants are valued using a Black-Scholes option-pricing model using the respective contractual life as the expected life, a risk free interest rate of 5.0%, no expected dividends and a 68.0% volatility.

Number Outstanding	Exercise Price	Remaining Contractual Life	Warrant Fair Value at issue date

2,669,066	$5.85	5 years	$2.08
333,333	$4.50	3 years	$1.80
320,000	$4.50	5 years	$2.27
30,000	$0.55	5 years	$0.43
30,000	$1.20	5 years	$0.37
30,000	$4.50	5 years	$0.25

Registration Rights

Concurrently with entering into the common stock purchase agreement, we entered into a registration rights agreement with Fusion Capital. Under the registration rights agreement, we agreed to file a registration statement related to the transaction with the U.S. Securities and Exchange Commission (“SEC”) covering the shares that have been issued or may be issued to Fusion Capital under the common stock purchase agreement within 20 days of the closing date of the transaction.

Indemnification of Officers and Directors

Under Delaware law, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than one by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, if such director or officer acted in good faith, for a purpose which such person reasonably believed to be in or not opposed to the best interests of the corporation and, in criminal actions or proceedings, had no reasonable cause to believe that such conduct was unlawful.

In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses, including attorneys’ fees, actually and necessarily incurred by such person in connection with the defense or settlement of such action or suit, if such director or officer acted in good faith for a purpose which such person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Delaware law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting a director’s liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. Delaware law provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner.

Our certificate of incorporation and bylaws provide that we will indemnify our directors to the fullest extent permitted by Delaware law and may, if and to the extent authorized by our board of directors, indemnify our officers and any other person whom we have the power to indemnify against any liability, reasonable expense or other matter whatsoever.

Any amendment, modification or repeal of the foregoing provisions shall be prospective only, and shall not affect any rights or protections of any of our directors existing as of the time of such amendment, modification or repeal.

We may also, at the discretion of our board of directors, purchase and maintain insurance to the fullest extent permitted by Delaware law on behalf of any of our directors, officers, employees or agents against any liability asserted against such person and incurred by such person in any such capacity.

On December 29, 2005, we entered into indemnification agreements with all of our officers and directors providing for the indemnification of each of them for actions brought against any of them by reason of the fact that they are or were our agents. The indemnification agreements provide for indemnification of certain expenses, judgments, fines, and settlement amounts incurred by the indemnitee in any action or proceeding, including any action by or in the right of Enable arising out of such person’s services to us, to any of our subsidiaries, or to any other company or enterprise to which such indemnitee provides services at our request. The indemnity agreements provide for the advancement of expenses, make indemnification contingent on the indemnitee’s good faith in acting or failing to act, and except the obligation to indemnify for expenses or liabilities paid directly to the indemnitee by directors’ and officers’ insurance. A form of indemnity agreement was filed as an Exhibit to our Current Report on Form 8-K, filed with the SEC on January 5, 2006.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable

Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover provision. In general, the provision prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

▪	the owner of 15% or more of the outstanding voting stock of the corporation;

▪
an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; or

▪	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

▪	our board of directors approves the transaction that made the stockholder an interested stockholder before to the date of that transaction;

▪
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors.

Charter and Bylaw Provisions

Our certificate of incorporation, as amended, provides for a staggered board of directors with three classes of directors. Approximately one-third of the directors will come up for re-election each year. Having a staggered board of directors will make it more difficult for a third-party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

Directors may be removed with the approval of the holders of a majority of the shares then entitled to vote at an election of directors. Directors may be removed by stockholders with or without cause. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum. If there are no directors in office, then an election of directors may be held in the manner provided by law.

Listing

Our common stock is listed on the OTC bulletin board under the symbol “ENAB.OB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Pacific Stock Transfer Company.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Exchange Act, which requires us to file annual, quarterly, and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains such information regarding issuers that file electronically, such as Enable Holdings, Inc. The public may inspect our filings over the Internet at the SEC’s home page at www.sec.gov. The public may also read and copy any document we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by the public by calling the SEC at 1-800-SEC-0330.

EXPERTS

The audited consolidated financial statements of Enable Holdings, Inc. and subsidiaries for the years ended December 31, 2007, 2006, and 2005 included in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as set forth in their report appearing herein. Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of our common stock offered by the selling shareholder will be passed upon by the law firm of Fredrikson & Byron, P.A., Minneapolis, Minnesota.

INDEX TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2007, 2006, and 2005

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3
Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005	F-4
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005	F-7
Notes to Consolidated Financial Statements	F-8

Three and Six Months Ended June 30, 2008 and 2007

Consolidated Condensed Balance Sheets (Unaudited) as of June 30, 2008 and December 31, 2007	F-25
Consolidated Condensed Statements of Operations (Unaudited) for the three and six months ended June 30, 2008 and 2007	F-26
Consolidated Condensed Statement of Shareholders' Equity (Unaudited) for the three months ended March 31, 2008 and six months ended June 30, 2008	F-26
Consolidated Condensed Statements of Cash Flows (Unaudited) for the six months ended June 30, 2008 and 2007	F-27
Notes to Consolidated Condensed Financial Statements	F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENTS

Board of Directors and Stockholders
Enable Holdings, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Enable Holdings, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enable Holdings, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, effective January 1, 2006, Enable Holdings, Inc. adopted the fair value method of accounting provisions of Statement of Financial Accounting Standard No. 123 (revised 2004), “Share Based Payment.”

/s/ BDO Seidman, LLP

BDO Seidman, LLP

Chicago, Illinois
March 17, 2008

Enable Holdings, Inc and Subsidiaries
Consolidated Balance Sheets
(Dollars in Thousands, except par value data)

	December 31,
	2007	2006

Assets
Current Assets
Cash and cash equivalents	$7,724	$14,785
Restricted investments	212	214
Accounts receivable, less allowance for doubtful accounts of $467 and $215, respectively	648	1,810
Merchandise inventories	5,156	4,054
Prepaid expenses and other current assets	759	1,189

Total Current Assets	14,499	22,052

Property and Equipment, net	725	924
Purchased Intangible Assets	107	602

Total Assets	$15,331	$23,578
Liabilities and Shareholders' Equity
Current Liabilities
Flooring facility	$314	$152
Accounts payable	2,766	2,239
Accrued expenses:
Advertising	205	428
Other	1,194	1,024

Total Current Liabilities	4,479	3,843

Redeemable Common Stock, $.001 par value (2,666,668 shares in 2005)	-	-
Shareholders' Equity
Common stock, $.001 par value (200,000,000 shares authorized; 20,333,333 and 19,399,334 issued and outstanding, respectively)	20	20
Treasury Stock	(2,242)	0
Stock warrants	8,086	8,086
Additional paid-in-capital	37,248	36,848
Accumulated deficit	(32,260)	(25,219)

Total Shareholders' Equity	10,852	19,735

Total Liabilities and Shareholders' Equity	$15,331	$23,578

The accompanying notes are an integral part of these consolidated financial statements.

Enable Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Dollars in Thousands, except for per share data)

	Year Ended December 31,
	2007	2006	2005
Net Revenues	$43,061	$66,559	$84,592
Cost of Revenues	33,333	56,421	73,062

Gross Profit	9,728	10,138	11,530

Operating Expenses
General and administrative (1)	13,255	12,973	13,045
Sales and marketing	3,753	4,987	4,996
Total operating expenses	17,008	17,960	18,041

Loss From Operations	(7,280)	(7,822)	(6,511)
Interest Income (Expense), net	179	267	(2,538)
Miscellaneous Income	60	-	-

Net Loss	(7,041)	(7,555)	(9,049)
Preferred Stock Dividends	-	-	(1,216)
Net Loss Available to Common Shareholders	$(7,041)	$(7,555)	$(10,265)

Net Loss per share - Basic and
Diluted (2)	$(0.37)	$(0.37)	$(3.88)
Weighted Average Shares - Basic and Diluted	18,864,777	20,260,689	2,643,936

The accompanying notes are an integral part of these condensed consolidated financial statements.

(1)	Includes $0, $30 and $360 of management fees charged to Enable by Petters Group for the years ended December 31, 2007, 2006 and 2005.

(2)
Reflects the retroactive effects of the impact of the Company's December 2005 merger with Cape Coastal and the resulting exchange of the Company's 1,072 shares of common stock outstanding for the stock of Cape Coastal at an exchange ratio of 2,320 to 1 for the year ended December 31, 2005.

Enable Holdings, Inc.
Consolidated Statements of Shareholders' Equity
(Dollars in Thousands)

	Preferred Stock		Common Stock		Stock	Paid-in	Treasury Stock		Accumulated
	Shares	Dollars	Shares	Dollars	Warrants	Capital	Shares	Dollars	Deficit	Total

Balance, December 31, 2004	2,500	1,120	2,487,107	—	75	—	—	—	(7,399)	(6,204)

Preferred stock dividends	—	60	—	—	—	—	—	—	(60)	—
Conversion of preferred stock (1)	(2,500)	(1,180)	5,800,159	8	—	1,172	—	—	—	—
Exercise of warrants (2)	—	—	436,172	1	(75)	74	—	—	—	—
Issuance of common stock (3)	—	—	76,562	—	—	444	—	—	—	444
Merger with Cape Coastal (4)	—	—	599,331	—	—	(2,061)	—	—	—	(2,061)
Private offering (5)	—	—	10,000,003	8	5,200	29,792	—	—	—	35,000
Deemed dividend (6)	—	—	—	—	—	1,156	—	—	(1,156)	—
Private offering costs (7)	—	—	—	—	522	(4,670)	—	—	—	(4,148)
Warrants issuance (8)	—	—	—	—	600	—	—	—	—	600
Net loss	—	—	—	—	—	—	—	—	(9,049)	(9,049)
Balance, December31, 2005	—	—	19,399,334	17	6,322	25,907	—	—	(17,664)	14,582

Second private offering (9)	—	—	333,332	3	1,560	11,937	—	—	—	13,500
Stock compensation expense	—	—	—	—	—	708	—	—	—	708
Second private offering costs (9)	—	—	600,667	—	204	(1,704)	—	—	—	(1,500)
Net Loss	—	—	—	—	—	—	—	—	(7,555)	(7,555)
Balance, December 31, 2006	—	$—	20,333,333	$20	$8,086	$36,848	—	$—	$(25,219)	$19,735
Stock compensation expense	—	—	—	—	—	400	—	—	—	400
Common stock and warrants repurchase (10)	—	—	(2,135,550)	—	—	—	2,135,550	(2,242)	—	(2,242)
Net Loss	—	—	—	—	—	—	—	—	(7,041)	(7,041)
Balance, December 31, 2007	—	$—	18,197,783	$20	$8,086	$37,248	2,135,550	$(2,242)	$(32,260)	$10,852

(1)
Conversion of 2,500 shares of convertible voting preferred stock just prior to the merger with Cape Coastal and exchange of resulting 2,500 shares of common stock for the common stock of Cape Coastal at an exchange ratio of 2,320 to 1. See Footnote 3. Dividends were not paid and therefore reflected as a contribution to paid-in-capital.

(2)
Exercise of warrants just prior to the merger with Cape Coastal and exchange of resulting 188 shares of common stock for the common stock of Cape Coastal at an exchange ratio of 2,320 to 1. See Footnote 3.

(3)	The Company issued 33 shares of its non-voting common stock in October 2005 for $444. These shares are also reflected as exchanged common stock at an exchange ratio of 2,320 to 1. See Footnote 3.
(4)
Upon the December 2005 merger with Cape Coastal, which has been accounted for as a reverse acquisition, the previous owners of Cape Coastal retained 599,331 shares of $0.001 par value common stock (out of 200,000,000 authorized shares) and the Company assumed net liabilities of Cape Coastal of $61. In addition, 444,444 shares of common stock owned by the previous uBid stockholders became subject to redemption and were reclassified out of permanent equity. These shares were redeemed during 2006. See Footnote 3.

(5)
Concurrent with the December 2005 merger with Cape Coastal, the Company completed the first part of a private placement under which it issued 10,000,003 shares of common stock and stock warrants valued at $5,200 for an aggregate of $45,000. Of the issued shares, 2,222,224 were subject to redemption and are therefore not classified as permanent equity. These shares were redeemed in 2006.

(6)	Represents loss on extinguishment of shareholder debt. See Footnote 8.
(7)	Private offering costs included warrants issued to transaction advisors valued at $522 and cash expenses of $4,148. See Footnote 3.
(8)	Concurrent with the private offering, the Company issued warrants to certain lenders valued at $600 as provided in the credit agreement governing such debt. See Footnote 3.

(9)
On February 3, 2006, the Company completed the second part of the private offering of Units to accredited investors. In this offering, the Company sold 3,000,000 shares of its common stock and warrants to purchase 750,002 shares of it’s common stock on the same terms as described above for an aggregate $13,500. The Company also redeemed the 2,666,668 shares of common stock issued in connection to the merger and the first private offering that were subject to redemption at a price of $4.50 per share (and then reissued these shares without the redemption feature as part of the 3,000,000 shares sold). The Company also issued 600,667 shares of common stock (valued at $4.50 per share) to shareholders of Cape Coastal prior to merger and uBid’s financial advisor, Calico Capital Group. In addition, the Company issued additional warrants to purchase 90,000 shares of it’s common stock to its placement agents on the same terms as described above. The second part of the private offering resulted in no net cash proceeds being retained by the Company. Issuance costs, including the value of the warrants and the shares issued to Calico Capital Group, were $4,407.

(10)
On April 25, 2007, The Company entered into a stock repurchase agreement with a group of private investors under common management to repurchase 2,135,550 shares of the Company’s common stock and warrants to purchase 580,937 shares of the Company’s common stock held by such private investors at a combined price of $1.05 for the company stock and for the warrants for an aggregate purchase price of $2,242. These shares and warrants repurchased in this privately negotiated transaction were originally acquired by the private investors in the Company’s private placement that initially closed on December 29, 2005. The repurchase represented 11% of the common stock and warrants outstanding.

Enable Holdings, Inc and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended December 31,
	2007	2006	2005
Cash Flows From Operating Activities
Net loss	$(7,041)	$(7,555)	$(9,049)
Adjustments to reconcile net loss to net cash used in Operating activities
Depreciation and amortization	876	438	181
Interest expense paid with warrants	-	-	600
Non-cash compensation expense	400	708	-
Changes in assets and liabilities:
Accounts receivable	911	(659)	(712)
Provision for bad debts	251	155	52
Merchandise inventories	(1,102)	1,935	1,217
Prepaid expenses and other current assets	430	(542)	(74)
Accounts payable	526	(2,217)	(13)
Accrued expenses	(52)	(2,133)	1,051

Net cash used in operating activities	(4,801)	(9,870)	(6,747)

Cash Flows From Investing Activities
Capital expenditures	(182)	(717)	(376)
Purchased intangible assets	-	(723)	-
Change in restricted investments	2	6,789	(5,344)

Net cash provided by (used in) investing activities	(180)	5,349	(5,720)

Cash Flows From financing Activities
Change in flooring facility	162	(1,460)	1,523
Proceeds from issuance of related-party debt	-	-	1,500
Proceeds from issuance of Bridge notes	-	-	5,000
Proceeds from sale of common stock and warrants	-	13,500	29,500
Redemption of common stock	-	(12,000)	-
Fees paid in conjunction with Merger and offerings	-	(1,500)	(4,148)
Payments on notes payable	-	-	(1,000)
Proceeds from sale of non-voting common stock	-	-	444
Repurchase of common stock	(2,242)	-	-
Repayment of related-party debt	-	-	(500)
Payments on long-term debt	-	(410)	(410)

Net cash (used in) provided by financing activities	(2,080)	(1,870)	31,909

Net (Decrease) Increase in Cash and Cash Equivalents	(7,061)	(6,391)	19,442

Cash and Cash Equivalents, beginning of year	14,785	21,176	1,734

Cash and Cash Equivalents, end of year	$7,724	$14,785	$21,176

Supplemented Cash Flow Disclosure
Cash paid for interest	$260	$275	$2,494

Common stock and warrants issued in exchange for cancellation of related party debt	$-	$-	$10,500

Common stock and warrants issued in exchange for cancellation of debt	$-	$-	$5,000

Warrants and stock issued as stock issuance costs	$-	$2,907	$522

The accompanying notes are an integral part of these consolidated financial statements.

Enable Holdings, Inc.
Notes to Consolidated Financial Statements
(Dollars in Thousands, except per share data)

1.	Organization and Operations
Enable Holdings, Inc. (the “Company” or “Enable”), formerly uBid.com Holdings, Inc. and, prior to uBid.com Holdings, uBid, Inc., operates a leading on-line marketplace that enables itself, certified merchants, manufacturers, retailers, distributors and small businesses to offer high quality excess, new, overstock, close-out, refurbished and limited supply brand name merchandise to consumer and business customers. Through the Company’s website, located at www.ubid.com , the Company offers merchandise across a wide range of product categories including but not limited to computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, home improvement products and collectibles. The Company’s marketplace employs a combination of auction style and fixed price formats.

uBid, Inc. commenced operations in 1997 primarily selling computer and consumer electronics on our online auction style marketplace as a wholly-owned subsidiary of PC Mall. In December 1998, uBid completed an initial public offering.

In April 2000, CMGI, Inc. (“CMGI”) acquired ownership of uBid, Inc. in a stock-for-stock merger transaction valued at approximately $407,000. Upon closing, uBid, Inc. became a wholly- owned subsidiary of CMGI.

On April 2, 2003, CMGI sold substantially all of the assets and non-related party liabilities of uBid, Inc. to Takumi Interactive, Inc., an investment vehicle of Petters Group Worldwide, LLC (“Petters Group”) formed on March 7, 2003, which changed its name to uBid, Inc. immediately after the acquisition. As a result of the transaction, uBid became a separate stand-alone business owned substantially by the Petters Group. In consideration of the asset sale, Takumi paid CMGI (1) $1,613in cash at closing, (2) a promissory note in the aggregate principal amount of $2,000 bearing interest at the prime rate plus 1.5%, payable in two equal installments on the first and second anniversaries of the closing, and (3) a warrant to purchase non-voting common stock of uBid constituting 5% of the outstanding common stock of uBid on the consummation of the business sale.

On December 29, 2005 (the “Closing Date”) , uBid entered into a Merger Agreement and Plan of Reorganization with Cape Coastal Trading Corporation (the previous public reporting entity), and uBid Acquisition Co., Inc., a wholly-owned subsidiary of Cape Coastal. Under the Merger Agreement, uBid Acquisition Co. merged with and into uBid, with uBid remaining as the surviving corporation and our wholly-owned subsidiary.

Before the merger, Cape Coastal Trading Corporation was a shell company. Our business operations following the merger are those of our wholly-owned subsidiaries, uBid and Dibu Trading Corporation.

The merger was treated as a recapitalization of uBid for financial accounting purposes. Accordingly, the historical financial statements of Cape Coastal before the merger have been replaced with the historical financial statements of uBid before the merger. The name Cape Coastal was subsequently changed to uBid.com Holdings, Inc. in February 2006. The name uBid.com Holdings was subsequently changed to Enable Holdings, Inc. in August 2008.

2.	Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

	Year-End	The Company’s fiscal years end on December 31.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include financial instruments that potentially subject the Company to a concentration of credit risk. The Company maintains its cash balances in two institutions and has concentration of credit risk to the extent deposits exceeded the federally insured limits.

Restricted Investments
The Company maintains restricted collateral invested in money market accounts and are used as security for the Company’s office lease and purchases from certain suppliers. Interest on the money market account is earned at 2.0% per annum.

The Company is required to maintain Letters of Credit collateralized by restricted investments to support credit lines with certain suppliers. For 2007, a maximum of $7,000 was available under the credit line described in Note 10 eliminating the need for restricted investments.

Accounts Receivable
Accounts receivable consist of amounts due from customers, businesses, and credit cards billed for which payment has not yet been received at year end. An allowance for doubtful accounts is maintained at a level management believes is sufficient to cover potential losses based on historical trends and known current factors.

Activity relating to the allowance for doubtful accounts is summarized as follows:

December 31,	2007	2006	2005

Balance, beginning of year	$215	$60	$8
Charged to costs and expenses	282	155	56
Write-offs, retirements and recoveries	(30)	-	(4)

Balance, end of year	$467	$215	$60

Merchandise Inventories
Merchandise inventories consist of merchandise purchased for resale and are valued at the lower of specifically identified cost or market. The Company establishes allowances for damages, excess and obsolete inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Property and Equipment	Property and equipment are stated at cost and depreciated/amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture and fixtures	7 years
Computer equipment	3 years
Leasehold improvements	Life of Lease

Maintenance and repairs are charged to expense as incurred. Major betterments are capitalized and depreciated over the remaining useful lives of the respective assets. Gains and losses on disposal of assets are credited or charged to income.

Purchased Intangible Assets	Purchased intangible assets consist primarily of a trademark and customer relationships. These assets are amortized over their estimated useful lives of twelve to twenty-four months.

Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or circumstances indicate the remaining useful life of any long-lived assets may warrant revision or that the remaining carrying value of such assets may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable. No impairment has been recognized for the years ended December 31, 2007 and 2006.

Financial Instruments
The carrying amounts reported in the balance sheet for cash, cash equivalents, restricted investments, accounts receivable, flooring facility, accounts payable, accrued expenses and current maturities of long term debt approximate fair value because of the short-term nature of these amounts.

Revenue Recognition	The Company sells merchandise under two types of arrangements, direct purchase sales and revenue sharing arrangements.

For direct purchase sales, the Company is responsible for conducting the auction for merchandise owned by the Company, billing the customer, shipping the merchandise to the customer, processing merchandise returns and collecting accounts receivable. In accordance with the provisions of Staff Accounting Bulletin 104, the Company recognizes revenue when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped (FOB Shipping Point) and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.

For sales of merchandise under revenue-sharing agreements, the Company is responsible for conducting the auction for merchandise owned by third parties, billing the customer, arranging for a third party to complete delivery to the customer, processing merchandise returns and collecting accounts receivable. The Company bears no physical inventory loss or returns risk related to these sales. The Company records commission revenue at the time of shipment. Commission revenues recognized under revenue sharing arrangements were $5,533, $4,686 and $3,384 for the periods ended December 31, 2007, 2006 and 2005, respectively.

Shipping and Handling Costs
Shipping costs that are billable to the customer are included in revenue and all shipping costs that are payable to vendors are included in cost of revenues in the accompanying consolidated statements of operations. Handling costs consisting primarily of the third party logistics warehouse costs are included in general and administrative expenses and for the years ended December 31, 2007, 2006 and 2005 were $560, $767, and $874 respectively.

Merchandise Return Policy
The Company’s return policy, for all selling arrangements, is that merchandise sold by the Company can be returned within 15 days. Returns are subject to a 15% restocking fee which are included in revenues. Restocking fees for the periods ended December 31, 2007, 2006 and 2005 were $62, $81 and $71, respectively. However, the Company, although not obligated to do so, may accept merchandise returns outside the 15-day period if a product is defective or does not conform to the specifications of the item sold at auction, and attempts to work with its customers to resolve complaints about merchandise. The Company provides an accrual for estimated future returns at the time of shipment based on historical experience.

Activity relating to the merchandise return accrual is summarized as follows:

December 31,	2007	2006	2005

Balance, beginning of year	$(30)	$(30)	$(30)
Charged to costs and expenses	(958)	(894)	(458)
Write-offs, retirements and recoveries	958	894	458

Balance, end of year	$(30)	$(30)	$(30)

Advertising Costs
The Company has marketing relationship agreements with various online companies such as portal networks, contextual sites, search engines and affiliate partners. Agreements have varying terms including 1-14 day cancellation clauses. Advertising costs are generally charged to the Company monthly per vendor agreements, which typically are based on visitors and/or registrations delivered to the site or at a set fee. Agreements do not provide for guaranteed renewal and may be terminated by the Company without cause. Such advertising costs are charged to expense as incurred.

Total advertising costs included in Sales and Marketing expense in the Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005 were $3,241, $4,377 and $4,297, respectively.

Stock-Based Compensation
Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123R”). This pronouncement requires companies to measure the cost of employee service received in exchange for a share-based award (typically stock options) based on the fair value of the award. The Company has elected to use the “modified prospective” transition method for stock options granted prior to January 1, 2006, but for which the vesting period is not complete. There were no options granted prior to December 29, 2005. Under this transition method, the Company accounts for such awards on a prospective basis, with expense being recognized in its statement of operations beginning in the first quarter of 2006 and continuing over the remaining requisite service period based on the grant date fair value estimated in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Prior to 2006, the Company accounted for employee stock options using the method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and associated interpretations using the intrinsic method. Generally, no expense was recognized related to its stock options under this method because the stock option’s exercise price was set at the stock’s fair market value on the date the option was granted. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award which is generally the option vesting term of four years. The total compensation expense related to the stock option plan for the year ended December 31, 2007 and 2006 was $400 and $708 respectively.

Income Taxes
The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the income tax bases and financial reporting amounts of existing assets and liabilities. A valuation allowance is provided when it is more likely than not that all or some portion of deferred income tax assets will not be realized.

Net Loss Per Share
The Company computes loss per share under Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” The statement requires presentation of two amounts: basic and diluted loss per share. Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average common shares outstanding. Dilutive earnings per share would include all common stock equivalents unless anti-dilutive.

Due to losses in each period presented, the Company has not included the following common stock equivalents in its computation of diluted loss per share as their input would have been anti-dilutive. Considering the retroactive reflection of the merger with Cape Coastal and the resulting share exchange, no common stock equivalents were outstanding until 2005.

December 31,	2007	2006
Shares subject to stock warrants	3,232,939	3,903,336
Shares subject to stock options	1,984,100	1,530,600
	5,217,039	5,433,936

New Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal 2007. When the Company adopted FIN 48 during the first quarter of 2007, there was no impact to the consolidated results of operations and financial position for the period ended December 31, 2007.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. We are currently evaluating the impact of SFAS 159, if any, on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company's balance sheet and changes in the funded status be reflected in   comprehensive income, effective for fiscal years ending after December 15, 2006. The Company adopted SFAS No. 158 during the first quarter of 2007 and there was no material effect to the consolidated results of operations for the period ended December 31, 2007.

In June 2007, the FASB also ratified EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007.The Company does not expect the adoption of EITF 07-3 to have a material effect on the consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008, and will be adopted in the first quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by   parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008.The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

In addition, the Company is reviewing the following Emerging Issues Task Force (“EITF”) consensuses and does not currently expect that the adoption of these will have a material impact on its consolidated results of operations and financial condition:

•
EITF 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits.” Issued in June 2006 and effective for the Company in the first quarter of fiscal 2008, this EITF applies to compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service.

•
EITF 06-9, “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee.” Issued in November 2006 and effective for the Company in the second quarter of 2007, this EITF requires certain disclosures whenever a change is made to modify or eliminate the time lag (usually three months or less) used for recording results of consolidated entities or equity method investees that have a different fiscal year end than the Company.

3.	Merger and Private Offerings
On December 29, 2005, Cape Coastal Trading Corporation, uBid Acquisition Co., Inc. (“Acquisition Sub”) and uBid, Inc. entered into a Merger Agreement and Plan of Reorganization. Under the Merger Agreement, Acquisition Sub merged with and into uBid, Inc., with uBid, Inc. remaining as the surviving corporation and a wholly-owned subsidiary of Cape Coastal Trading Corporation (or “Cape Coastal”). Just prior to the closing date, all outstanding convertible preferred shares and warrants to acquire common shares of uBid were converted and exercised such that, just prior to the merger 3,793 common shares were outstanding which were exchanged on a 2,320 to 1 basis on the closing date into 8,800,000 shares of common stock with up to 444,444 shares of common stock subject to redemption at a redemption price of $4.50. The Financial Statements reflect the impact of the merger and the resulting exchange of the Company’s common stock outstanding before the conversion and exercise of the convertible preferred stock and warrants. The stockholders of Cape Coastal before the merger retained 599,331 shares of common stock. Before the merger, Cape Coastal was a public shell company. Concurrent with the merger, the Company amended its Certificate of Incorporation to change its name from Cape Coastal Trading Corporation to “uBid.com Holdings, Inc.”

The merger was treated as a recapitalization of uBid for financial accounting purposes. Accordingly, the historical financial statements of Cape Coastal before the merger were replaced with the historical financial statements of uBid before the merger. All share and per share data has been retroactively restated to reflect the implicit conversion ratio related to the exchange of shares in the merger.

Concurrent with the merger, the Company completed the first part of a private offering of common stock shares and warrants (the “Units”) to accredited investors. The Company sold 10,000,003 shares of its common stock of which 2,222,224 shares were subject to redemption and warrants to purchase 2,500,003 shares of its common stock at $5.85 for a period of 5 years, for aggregate consideration of approximately $45,000. These warrants were valued at $2.08 per warrant for an aggregate of $5,200 using a Black-Scholes model (see Note 16 for pricing assumptions). Some of the investors participating in the first part of the private offering held notes that were issued by uBid before the merger, including $10,500 of debt held by the Petters Group and $5,000 of debt held by the bridge loan holders. Rather than accepting cash consideration for the Units acquired by these investors, the Company agreed to issue Units at a rate of one Unit for each $4.50 of debt for consideration of the note holders’ cancellation of the existing notes. Of the 3,444,444 Units issued in exchange for debt, 2,222,224 Units were issued to Petters Group with common shares that were subject to redemption at a redemption price of $4.50. For debt exchanged with Units that did not have redeemable common shares, the value of the securities issued in exchange for the debt equaled the face value of the debt exchanged, and accordingly, no gain or loss was recognized or recorded by the Company. Due to the higher value of the redeemable common shares issued to Petters Group, the Company realized a loss of approximately $1,156 upon the exchange of debt for Units with those redeemable common shares. However, as the Petters Group is considered a significant related party to the Company, the exchange was treated for accounting purposes as a capital transaction and the resulting loss was reflected as a dividend to shareholders rather than as a direct reduction of net earnings. Therefore, the consideration the Company received on the Closing Date consisted of approximately $29,500 in cash and $15,500 in cancelled debt. In addition, on the Closing Date, the Company issued warrants to purchase 333,333 shares of its common stock to the bridge note holders as a financing fee, which warrants are exercisable for three years at an exercise price of $4.50 and the value of which, $600, was recorded as interest expense. The Company also issued warrants to purchase 230,000 shares of its common stock to its placement agents in the offering, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $522, was recorded as cost of the equity issuance. These warrants were valued at $1.80 and $2.27, respectively, per warrant for an aggregate of $1,122 using a Black-Scholes model (see Note 16 for pricing assumptions). Issuance costs, including the value of the placement agent warrants, were $4,670.

On February 3, 2006, the Company completed the second part of the private offering to accredited investors. In this offering, the Company sold on the same terms as described above for an aggregate of $13,500, 3,000,000 shares of its common stock and warrants to purchase 750,002 shares of its common stock. The Company also redeemed the 2,666,668 shares of common stock issued in connection with the merger and the first private offering that were subject to redemption at a price of $4.50 per share and issued 600,667 shares of common stock (valued at $4.50 per share) to Cape Coastal and uBid’s financial advisor, Calico Capital Group. In addition, the Company issued additional warrants to purchase 90,000 shares of its common stock to its placement agents on the same terms as described above. The second part of the private offering resulted in no net cash proceeds being retained by the Company. Issuance costs, including the value of the placement agent warrants and the shares issued to Calico Capital Group, were $4,407.

On April 25, 2007, the Company entered into a stock repurchase agreement with a group of private investors under common management to repurchase 2,135,550 shares of the Company’s common stock and warrants to purchase 580,937 shares of the Company’s common stock held by such private investors at a combined price of $1.05 for the company stock and for the warrants for an aggregate purchase price of $2,242. These shares and warrants repurchased in this privately negotiated transaction were originally acquired by the private investors in the Company’s private placement that initially closed on December 29, 2005. The repurchase represented 11% of the common stock and warrants outstanding

4.	Merchandise Inventories	Merchandise inventories consist of the following:

December 31,	2007	2006	2005

Merchandise Inventories	$5,291	$4,095	$5,973
Inventory in transit	274	108	331
Less reserves	(409)	(149)	(315)

Total	$5,156	$4,054	$5,989

Activity relating to the inventory reserve is summarized as follows:

December 31,	2007	2006	2005

Balance, beginning of year	$(149)	$(315)	$(521)
Charged to costs and expenses	(431)	(1,621)	(1,153)
Write-offs	171	1,787	1,359

Balance, end of year	$(409)	$(149)	$(315)

5.	Major Suppliers
During the year ended December 31, 2007, Sony and Hewlett Packard Company (“HP”), accounted for 25.6% and 29.7%, respectively, of the Company’s inventory purchases. Amounts due at December 31, 2007 included in accounts payable and flooring facility were approximately $404 and $527, respectively, to these vendors.

During the year ended December 31, 2006, Sony Electronics, Inc. (“Sony”) and HP, accounted for 12.9% and 7.6%, respectively, of the Company’s inventory purchases. Amounts due at December 31, 2006 included in accounts payable and flooring facility were approximately $883 and $254, respectively, to these vendors.

During the year ended December 31, 2005, Sony and HP, accounted for 33.2% and 8.9%, respectively, of the Company’s inventory purchases. Amounts due at December 31, 2005 included in accounts payable and flooring facility were approximately $752 and $433, respectively, to these vendors.

6.	Property and Equipment	Property and equipment consist of the following:

December 31,	2007	2006

Computer equipment	$1,160	$978
Furniture and fixtures	95	95
Leasehold improvements	511	511
	1,766	1,584
Less accumulated depreciation	(1,041)	(660)

Total	$725	$924

Depreciation and amortization expense was $876, $438 and $181 for the years ended December 31, 2007, 2006 and 2005, respectively.

7 .	Purchased Intangible Assets
During 2006, the Company purchased certain intangible assets consisting of a trademark and customer list totaling approximately $723. Total amortization for the years ended December 31, 2007 and 2006 was $495 and $122. The carrying value of the intangible assets at December 31, 2007 was $107.

8.	Related Party Transactions	The following represents significant transactions between the Company and Petters Group, a holder of greater than 5% of our voting common stock during 2007, 2006 and 2005:

Service Assistance
The Company had entered into an advisory agreement with Petters Group, whereby Petters Group provided financial and management consulting services to the Company for a fee. General and administrative expenses include approximately $0, $30 and $360 for management fees payable to the Petters Group for services rendered during 2007, 2006 and 2005, respectively. The agreement was terminated in January 2006.

Product Purchases
The Company purchases products from Petters Group for direct purchase sales. Purchases from Petters Group were $2,930, $365 and $1,597 for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, amounts due to Petters Group included in accounts payable were $0 and $36, respectively.

9.	Flooring Facility
During 2007, 2006 and 2005, the Company maintained a short-term $1,000, $2,000 and $4,000 secured flooring facility with IBM (the “Flooring Facility”), respectively, whereby IBM made payments on behalf of the Company to its vendors. Under the terms of the agreement, the Flooring Facility does not bear interest if outstanding balances are paid within the terms specific to each vendor; otherwise, interest is accrued on outstanding balances at the prime rate plus 6.5% (effectively 14.5% at December 31, 2007). The Company accounts for all Flooring Facility purchases as a financing cash inflow, with a corresponding cash outflow for the increase in its inventory. Upon repayment, the cash outflow is reported as a financing activity. The net effect on operating cash flow is the amount of gross profit generated. Interest expense for the years ended and December 31, 2007, 2006 and 2005 relating to the Flooring Facility was $102, $150 and $140, respectively.

As of December 31, 2007 and 2006, amounts outstanding under the Flooring Facility consist of the following:

December 31,	2007	2006
Face value	$317	$154

Less discount	(3)	(2)

Present Value	$314	$152

During 2007 and 2006, the Flooring Facility was secured by security deposits of $1,000 and $2,000, respectively. (See Note 2, restricted investments, for further explanation.) There are no restrictive covenants on the Flooring Facility.

10	Long-Term Debt
On October 3, 2005, the Company  issued unsecured promissory notes in the aggregate amount of $5,000 (the “Bridge Notes”) to two institutional investors (collectively, the “Note Holders”). In connection with the issuance of the Bridge Notes, the Company, upon the first closing of our private offering on December 29, 2005, issued the Note Holders warrants to purchase 333,333 shares of common stock for a period of three years at a purchase price of $4.50. These warrants were recorded at fair value as interest expense in the accompanying statement of operations. In conjunction with the first closing, the Bridge Notes were exchanged for 1,111,111 Units consisting of 1,111,111 shares of common stock and 277,778 warrants with a five year life with an exercise price of $5.85. These shares did not have a redeemable feature and no gain or loss was recorded in the exchange.

On May 9, 2006, the Company and its subsidiaries entered into a Credit and Security Agreement with Wells Fargo Bank, National Association acting through Wells Fargo Business Credit and related security agreements and other agreements described in the Credit and Security Agreement (the “Credit Agreement”). The Credit Agreement provides for advances to the Company of up to a maximum of $25,000. The amount actually available to the Company will vary from time to time, depending on, among other factors, the amount of eligible inventory and the amount of eligible accounts receivable. The obligations under the Credit Agreement and all related agreements are secured by all of the Company’s assets. The initial term of the Agreement is three years, expiring on April 28, 2009. Up to $7,000 of the maximum amount is available for irrevocable, standby and documentary letters of credit. At December 31, 2007, the Company had $2,000 in letters of credit issued as security for purchases from certain suppliers. Advances under the Credit Agreement bear interest at a base rate (Wells Fargo Bank’s prime rate) or LIBOR plus 2.5%. The Credit Agreement requires a prepayment fee of $500 if the Company terminates the Credit Agreement during its first year, $400 if it terminates the Credit Agreement during its second year and $100 if the Company terminates the Credit Agreement during the third year. The Credit Agreement requires the Company, among other things, to limit capital expenditures and maintain minimum availability on the line. Also, the Company is obligated contractually by a restrictive lock box arrangement. The Credit Agreement also requires the Company to pay a variety of other fees and expenses, including minimum monthly interest of $10. The Company, as of December 31, 2007, had $70 in deferred financing fees being amortized over the life of the Credit Agreement. As of December 31, 2007, the effective loan rate was 8.25% and the Company had no outstanding balance and was in compliance with all the loan covenants.

11.	Employee Benefit Plans
Company employees participate in a 401(k) savings plan. The plan is open to all full-time eligible employees who have attained age 21 and have completed 30 days of service. Participants may make tax-deferred contributions subject to limitations specified by the Internal Revenue Code. Employee contributions of up to 3% are currently matched by the Company at a rate of 50%. Employees are 100% vested in their pretax contributions at all times and become fully vested in the employer-matching contribution after two years of service. During the years ended December 31, 2007, 2006 and 2005, the Company incurred $44, $69 and $70 of expenses, respectively, related to the 401(k) matching component of this plan.

12.	Contingent Liabilities
From time to time, the Company is subject to claims and administrative proceedings, including product liability matters, resulting from the conduct of its business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company. In addition, the Company maintains product liability insurance that is evaluated annually and considered adequate. There were no significant contingencies as of December 31, 2007.

13.	Income Taxes	The income tax provision for the years presented is as follows:

Year ended December 31,	2007	2006	2005
Current provision:
Federal	$-	$-	$-
State	-	-	-
Deferred benefit	(2,791)	(2,868)	(3,572)

Benefit for income taxes	(2,791)	(2,868)	(3,572)
Less increase in valuation allowance	2,791	2,868	3,572

Income tax provision	$-	$-	$-

The income tax benefit at the federal statutory tax rate is reconciled to the actual expense for income taxes for the years presented as follows:

Year ended December 31,	2007	2006	2005
Federal income tax benefit at federal statutory rate	$(2,587)	$(2,659)	$(3,077)
Effect of state income taxes	(204)	(209)	(495)
Increase in valuation allowance	2,791	2,868	3,572

Total	$-	$-	$-

Components of deferred income tax assets and liabilities are as follows:

December 31,	2007	2006
Deferred income tax assets:
Net operating loss carryforward	$10,883	8,935
Inventories	332	177
Stock-based compensation	476	320
Allowance for doubtful accounts	182	45
Property and equipment	347	41
Other	100	25
Gross deferred income tax assets	12,320	9,543

Deferred income tax liabilities
Property and equipment	0	(43)
Prepaid expenses	(223)	(208)

Gross deferred income tax liabilities	(223)	(251)

Net deferred income tax assets	12,097	9,292

Less valuation allowance	(12,097)	(9,292)

Net deferred income tax asset	$-	$-

The Company has estimated federal net operating loss carryforwards as of December 31, 2007 of $29,900 that have expiration dates from 2023 through 2027. Pursuant to section 382 of the Internal Revenue Code, the usage of these net operating loss carryforwards may be limited due to changes in ownership that have occurred or may occur in the future. The Company has not yet determined the impact, if any, that changes in ownership have had on net operating loss carryforwards. The Company has provided a valuation allowance against all of its deferred income tax assets as it is more likely than not that the deferred income tax assets will not be realized.

14.	Leases
The Company leases office space and certain equipment under operating leases expiring through 2010. Total rent expense from operating leases was approximately $474, $605 and $591 for the years ended December 31, 2007, 2006 and 2005, respectively.

The following is a schedule, by year, of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007:

2008	$491
2009	507
2010	168
Total	$1,166

15.	Phantom Stock Appreciation Plan
The Company had a Phantom Stock Appreciation Plan in which certain employees had been issued phantom shares which were subject to certain vesting provisions. The plan was implemented on July 1, 2003 and issued phantom shares were scheduled to vest over four years. Effective July 2005, the Company terminated the Phantom Stock Appreciation Plan. The total expense incurred and recorded in conjunction with the plan termination was $463 in accordance with the plan agreement based on an independent third-party valuation. Payouts required under the plan were made with a portion of the proceeds from the first private offering described in Note 3. The Company recorded compensation expense of $463  in the year ended December 31, 2005.

16.	Stock Warrants
The Company entered into a warrant agreement with CMGI pursuant to the terms of the asset purchase agreement dated April 2, 2003. The warrant agreement provided CMGI with the right to purchase shares of nonvoting common stock equal to up to 5% of the total fully converted common shares then outstanding, representing 436,172 shares (on a post - exchange basis) as of the acquisition date, at a de minimus exercise price. The warrant was immediately exercisable and had a term of five years. The warrant was assigned an estimated fair value of $75 in connection with the asset purchase agreement as determined by the board of directors based upon the value of the preferred stock issued by the Company in connection with its initial capitalization. The warrants were exercised on December 29, 2005 prior to the merger described in Note 3.

Additional stock warrants issued in December 2005 and February 2006 are described in Note 3. The following table summarizes information about warrants outstanding as of December 31, 2007:

Number Outstanding	Exercise Price	Remaining Contractual Life	Warrant Fair Value at issue date

3,250,003	$5.85	5 years	$2.08

333,333	$4.50	3 years	$1.80

320,000	$4.50	5 years	$2.27

The warrants were valued using a Black-Scholes model using the respective expected life, a risk free interest rate of 5.0%, no expected dividends and a 68.0% volatility. See Note 18 for a description of the assumptions.

17.	Common Stock and Series A Convertible Preferred Stock

	Common Stock	At December 31, 2007 and 2006 there were 200,000,000 shares of common stock $.001 par value authorized and 18,864,777 and 20,333,333 shares issued and outstanding, respectively.

In conjunction with the Merger Agreement described in Note 3 and in accordance with the Securities Purchase Agreement, the Company agreed to use its reasonable best efforts to prepare and file, within 45 days of the closing of the first private offering (December 29, 2005), a registration statement registering for resale the shares of common stock acquired by the investors in the private offerings, the shares of common stock underlying the warrants acquired by the investors, the shares of common stock retained by the Cape Coastal stockholders that have not already been registered, the shares issued to former uBid, Inc. stockholders in the merger, the shares of common stock underlying the warrants issued to the placement agents, and the shares of common stock underlying the warrants issued to the Note Holders. If the registration statement had not been filed within 45 days after the closing of the December 29, 2005 offering, the Company would have been required to pay each investor liquidated damages, in cash, absent waivers to the contrary, in the amount of 1.0% of the purchase price multiplied by the amount of securities held by such investor as of the date of default. The registration statement was filed within the required time. If the registration statement was not declared effective by the SEC within 120 days of the closing of the December 2005 offering, the Company would have been required to pay each investor damages, in cash, absent waivers to the contrary, in the amount of the 1.0% of the purchase price multiplied by the amount of securities held by such investor as of the date of default. In addition, the Company is required to use its reasonable best efforts to keep the registration statement continuously effective under the Securities Act until the earlier of the date that all registrable securities covered by such registration statement have been sold or can be sold under Rule 144(k). If an investor is not permitted to sell registrable securities for any reason other than the fault of such Investor for five or more trading days whether or not consecutive, the Company will be required to pay liquidated damages for failing to maintain the effectiveness of the registration statement. The liquidated damage payments would be due on a monthly basis until the applicable event of the default has been cured. Any such payments shall apply on a pro-rata basis for any portion of a month before an event of default is cured. Any late payments shall bear interest at a rate of 1.0% per month until paid in full. The maximum liquidated damages the Company would have been required to pay is 20% of the purchase price multiplied by the amount of securities held by such investor as of the date of default. Absent waivers to the contrary, the maximum penalty the Company would be required to pay is $11,700 if the Company was in default for the entire 24 month period before Rule 144 would take effect. The registration statement was declared effective on July 22, 2006 and the Company obtained waivers through that date. As of December 31, 2007, the Company has not paid any penalties and is in compliance with all terms of the agreement.

	Series A Convertible Preferred Stock	There are 25,000,000 shares authorized of preferred stock with preferences and rights to be determined by our board of directors. No shares were issued at December 31, 2007 and 2006.

18.	2005 Equity Incentive Plan
The 2005 Equity Incentive Plan is an equity-based compensation plan to provide incentives to, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock (collectively, “Incentive Awards”) to present and future employees, consultants, directors, and other third party service providers.

A total of 2,500,000 shares of common stock have been reserved for issuance under the 2005 Equity Incentive Plan. If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to the Company in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for future awards under the 2005 Equity Incentive Plan. Options generally vest over a period of four years and have a ten year contractual life. At December 31, 2007 and 2006, the Company had options to purchase 1,530,600 and 1,721,700 shares, respectively, of common stock outstanding to certain officers and other employees. The compensation costs charged against income was $400, $708 and $0 for the years ended December 31, 2007, 2006 and 2005, respectively, and are included in General and Administrative Expenses in the Consolidated Statement of Operations

None of the Incentive Awards granted under the 2005 Equity Incentive Plan were issued for cash consideration collected from the participants. The Incentive Awards were granted to participants in the 2005 Equity Incentive Plan on the basis of services to be provided to the Company by the participants.

The fair value of the options awarded during the years ended December 31, 2007 and 2006, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

December 31,	2007	2006
Risk -free interest rate	5.0%	5.0%
Dividend yield	0.0%	0.0%
Expected volatility	68.0%	68.0%
Expected life (years)	6.0	6.0
Grant date fair value	$0.78	$3.59
Expected forfeiture rate	4.9%	4.9%

The risk-free interest rate is based on the U.S. Treasury Bill rates. The dividend reflects the fact that the Company has never paid a dividend on its common stock and does not expect to in the future. Expected volatility was based on a market-based implied volatility. The expected term of the options is based on what the Company believes will be representative of future behavior. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

The following is a summary of all of the Company’s stock option activity:

	Shares under option	Exercise price per share
Outstanding at December 31, 2005	1,721,700	4.50
Granted	495,300	4.88
Exercised	-	-
Surrendered	(686,200)	(4.66)
Outstanding at December 31, 2006	1,530,800	$4.55
Granted	1,138,500	1.28
Exercised	-
Surrendered	(685,200)	4.54
Outstanding at December 31, 2007	1,984,100	2.68

Exercisable at December 31, 2007	366,350	$4.08

The following is a summary of the Company’s nonvested shares:

	Shares under option	Weighted- average exercise price per share
Nonvested at December 31, 2005	1,721,700	4.50
Granted	495,300	4.88
Vested	(78,125)	(4.50)
Surrendered	(686,200)	(4.66)
Nonvested at December 31, 2006	1,452,675	$4.55
Granted	1,138,500	1.28
Vested	(288,225)	(3.96)
Surrendered	(685,200)	(4.54)
Nonvested at December 31, 2007	1,617,750	2.37

As of December 31, 2007 there was $1,272 of total unrecognized compensation cost related to the nonvested option awards under the 2005 Equity Incentive Plan. That cost is expected to be recognized over the 2.1 year remaining vesting period of the nonvested option awards. The total fair value of the option awards that vested during the year ended December 31, 2007 was $626.

The following summarizes information about stock options at December 31, 2007:

	Outstanding			Exercisable
Exercise Price	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2007	Weighted Average Exercise Price
.01 - 2.00	1,117,100	9.5	$1.25	53,125	$1.49
2.01 - 4.00	72,900	8.8	$3.10	18,225	$3.10
4.01 - 6.00	726,200	8.0	$4.50	278,025	$4.50
6.01+	67,900	8.3	$6.26	16,975	$6.26
	1,984,100		$2.68	366,350	$4.08

The aggregate intrinsic value of the outstanding options (the difference between the closing stock price on the last trading day of the year ended December 31, 2007 of $0.75 per share and the exercise price, multiplied by the number of in-the-money options) was zero. This amount will change based on changes in the fair market value of the Company’s common stock.

19.	Subsequent Events
On February 19, 2008 the Company filed a schedule TO “tender offer” offering eligible employees the opportunity to exchange, on a grant by grant basis, their outstanding eligible stock options for shares of restricted stock that the Company will grant under the 2005 Equity Incentive Plan. Eligible employees participating in the offer will receive shares of restricted stock subject to vesting. The number of restricted stock rights to be granted in exchange for each eligible option surrendered in this offer will be determined based upon an exchange ratio of 3 to 1, with approximately 805,000 options eligible for this exchange.

The offer is being conducted to ensure the Company’s compensation programs continue to facilitate retention and provide incentive to achieve future growth and success for the Company. The incremental accounting cost of this exchange is not expected to be significant.

Enable Holdings, Inc. and Subsidiaries
Consolidated Condensed Balance Sheets
(Dollars in Thousands, except par value data)
(Unaudited)

	June 30, 2008	December 31, 2007
Assets

Current Assets
Cash and cash equivalents	$4,800	$7,724
Restricted investments	212	212
Accounts receivable, less allowance for doubtful accounts of $467 and $215, respectively	1,284	648
Merchandise inventories, less reserve for obsolesence of $837 and $409, respectively	5,736	5,156
Prepaid expenses and other current assets	841	759

Total Current Assets	12,873	14,499

Property and Equipment, net	997	725
Purchased Intangible Assets, net Total Assets	203	107

Total Assets	$14,073	$15,331

Liabilities and Shareholders' Equity

Current Liabilities
Due on credit line	$3,911	$-
Accounts payable	2,626	2,766
Accrued expenses:
Advertising	236	205
Other	1,236	1,194
Flooring facility	116	314

Total Current Liabilities	$8,125	$4,479

Shareholders' Equity
Common stock, $.001 par value (200,000,000 shares authorized as of June 30, 2008 and December 31, 2007; 18,446,116 and 18,197,783 shares issued and outstanding, respectively as of June 30, 2008 and December 31, 2007)	$20	$20
Treasury stock, 2,135,550 shares of common stock and 580,937 warrants at cost	(2,242)	(2,242)
Stock warrants	8,274	8,086
Additional paid-in-capital	37,518	37,248
Accumulated deficit	(37,622)	(32,260)

Total Shareholders' Equity	$5,948	$10,852

Total Liabilities and Shareholders' Equity	$14,073	$15,331

The accompanying notes are an integral part of these consolidated condensed financial statements.

Enable Holdings, Inc. and Subsidiaries
Consolidated Condensed Statements of Operations
(Dollars in Thousands, except for per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net Revenues	$8,426	$13,663	$15,567	$23,270
Cost of Revenues	7,112	10,794	12,381	17,849

Gross Profit	1,314	2,869	3,186	5,421

Operating Expenses
General and administrative	3,418	3,326	7,171	6,348
Sales and marketing	799	1,131	1,294	2,200
Total operating expenses	4,217	4,457	8,465	8,548

Loss From Operations	(2,903)	(1,588)	(5,279)	(3,127)
Interest Expense	(95)	(98)	(158)	(210)
Interest Income	21	149	75	324
Other Income, net	-	-	-	60

Net Loss	$(2,977)	$(1,537)	$(5,362)	$(2,953)

Net Loss per share - Basic and Diluted	$(0.16)	$(0.08)	$(0.29)	$(0.15)
Weighted Average Shares -Basic and Diluted	18,325,786	18,761,005	18,310,951	19,542,826

The accompanying notes are an integral part of these consolidated condensed financial statements.

Enable Holdings, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
(Dollars in Thousands)

	Common Stock		Stock	Paid-in	Treasury Stock		Accumulated
	Shares	Dollars	Warrants	Capital	Shares	Dollars	Deficit	Total

Balance, December 31, 2007	18,197,783	$20	$8,086	$37,248	2,135,550	$(2,242)	$(32,260)	$10,852
Stock compensation expense	—	—	—	109	—	—	—	109
Net Loss	—	—	—	—	—	—	(2,385)	(2,385)
Balance, March 31, 2008	18,197,783	$20	$8,086	$37,357	2,135,550	$(2,242)	$(34,645)	$8,576
Stock compensation expense	—	—	—	114	—	—	—	114
Warrants issued for services	—	—	188	(156)	—	—	—	32
Common stock issuance	150,000	—	—	203	—	—	—	203
Net Loss	—	—	—	—	—	—	(2,977)	(2,977)
Balance, June 30, 2008	18,347,783	$20	$8,274	$37,518	2,135,550	$(2,242)	$(37,622)	$5,948

The accompanying notes are an integral part of these consolidated financial statements.

Enable Holdings, Inc. and Subsidiaries
Consolidated Condensed Statements of Cash Flows
(Dollars in Thousands)
(Unaudited)

	Six Months Ended June 30,
	2008	2007
Cash Flows From Operating Activities
Net loss	$(5,362)	$(2,953)
Adjustments to reconcile net loss to net cash used in
Operating activities
Depreciation and amortization	309	409
Non-cash stock compensation expense	223	365
Warrants issued for services	32	-
Changes in assets and liabilities:
Accounts receivable	(636)	(304)
Merchandise inventories	(580)	(249)
Prepaid expenses and other current assets	(83)	152
Accounts payable	(140)	146
Accrued expenses	73	(479)

Net cash used in operating activities	(6,164)	(2,913)

Cash Flows From Investing Activities
Capital expenditures	(473)	(100)
Change in restricted investments	-	(2)

Net cash used in investing activities	(473)	(102)

Cash Flows From financing Activities
Change in flooring facility	(198)	827
Credit line borrowings	3,911	-
Common stock and warrant repurchase	-	(2,242)

Net cash provided by (used in) financing activities	3,713	(1,415)

Net Decrease in Cash and Cash Equivalents	(2,924)	(4,430)

Cash and Cash Equivalents, beginning of period	7,724	14,785

Cash and Cash Equivalents, end of period	$4,800	$10,355

Supplemented Cash Flow Disclosure
Cash paid for interest	$97	$95
Non-cash Investing Activity - Shares issued for domain name acquisition	203	-

The accompanying notes are an integral part of these consolidated financial statements.

Enable Holdings, Inc.
Notes to Consolidated Condensed Financial Statements
(Dollars in Thousands, except per share data)

1. Basis of Presentation

Enable Holdings, Inc. and subsidiaries (the “Company”) has operated a leading online business to consumer and business to business auction marketplace that enables itself, certified merchants, manufacturers, retailers, distributors and small businesses to offer high quality excess, new, overstock, close-out, refurbished and limited supply brand name merchandise to the consumer and business customers primarily located in the United States. Through the Company’s website, located at www.ubid.com, the Company offers merchandise across a wide range of product categories including, but not limited to, computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, home improvement products and collectibles. The Company’s marketplace employs a combination of auction style and fixed price formats.

In the first quarter of 2008, the Company began transforming its business model to an asset recovery solution. Asset recovery is a rapidly growing industry with revenues of $38.5 billion in 2004 and is expected to climb to over $63.1 billion in 2008, according to D.F. Blumberg Associates Inc., a logistics research and consulting firm.

For manufacturers and retailers, the Company offers excess inventory asset recovery solutions. For consumers, the Company is a connection to excess name brand inventory. The Company has identified seven proprietary inventory selling solutions. These solutions are structured as separate operating divisions and include:

•	uBid.com - The Company’s historical auction site which has operated for ten years. This division will focus solely on auction format rather than the current auction and fixed price format.
•	RedTag.com - A fixed price internet site that is currently under development with an expected launch date in the third quarter of 2008.
•	RedTag Live - An inventory liquidation company dedicated to physical location sales. RedTag Live was launched in the beginning of the third quarter of 2008.
•
Dibu Trading Co. - A wholesale inventory liquidation company dedicated to Business-to-Business solutions. This division was formed in the fourth quarter of 2007 and dedicated staff was hired in the first quarter of 2008.

•
Commerce Innovations - A software service company which licenses auction software to third party companies. The Company is currently developing this hosted solution which is expected to launch in the middle of the third quarter of 2008.

The Company’s unaudited consolidated condensed financial statements reflect normal recurring adjustments that are necessary to present fairly the Company’s financial position and results of operations on a basis consistent with that of the prior audited consolidated financial statements. As permitted by rules and regulations of the Securities and Exchange Commission,, the Company has condensed or omitted certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Results for interim periods are not necessarily indicative of the results that may be expected for a full year. These interim financial statements should be read along with the audited consolidated financial statements included in our Form 10-K for the year ended December 31, 2007. The consolidated condensed financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s Consolidated Condensed Financial Statements and accompanying notes. Actual results could differ materially from those estimates.

2. Summary of Significant Accounting Policies

Since December 31, 2007, none of the critical accounting policies, or the Company’s application thereof, as more fully described in the Company’s 2007 Annual Report, has significantly changed. Certain critical accounting policies have been presented below due to the significance of related transactions during the six months ended June 30, 2008.

Revenue Recognition

The Company sells merchandise under two types of arrangements: direct purchase sales and revenue sharing arrangements.

For direct purchase sales to consumer and business customers, the Company is responsible for conducting the auction or listing the fixed sale price for merchandise owned by the Company, billing the customer, shipping the merchandise to the customer, processing merchandise returns and collecting accounts receivable. In accordance with the provisions of Staff Accounting Bulletin 104, the Company recognizes revenue when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped (FOB Shipping Point) and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.

For sales of merchandise under revenue-sharing agreements, the Company is responsible for conducting the auction for merchandise owned by third parties, billing the customer, arranging for a third party to complete delivery to the customer, processing merchandise returns and collecting accounts receivable. The Company bears no physical inventory loss or return risk related to these sales. The Company records commission revenue at the time of shipment.

Shipping and Handling Costs

Shipping costs that are billable to the customer are included in revenue and all shipping costs that are payable to vendors are included in the cost of revenues in the accompanying consolidated statements of operations. Handling costs consisting primarily of the third party logistics warehouse costs are included in general and administrative expenses and for the quarters ended June 30, 2008 and 2007, were $153 and $126, respectively.

Stock Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123R”). This pronouncement requires companies to measure the cost of employee service received in exchange for a share based award (typically stock options) based on the fair value of the award. The Company has elected to use the “modified prospective” transition method for stock options granted prior to January 1, 2006, but for which the vesting period is not complete. Under this transition method, the Company accounts for such awards on a prospective basis, with expense being recognized in its statement of operations beginning in the first quarter of 2006 and continuing over the remaining requisite service period based on the grant date fair value estimated in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award which is generally the option vesting term of four years. The total compensation expense related to the stock option plan for the six months ended June 30, 2008 and 2007 was approximately $223 and $365, respectively.

On February 19, 2008 the Company offered eligible employees the opportunity to exchange on a grant by grant basis, their outstanding eligible options for restricted stock rights.

Options eligible for the exchange in this offer were granted under the Company’s 2005 Equity Incentive Plan (the “2005 Equity Incentive Plan”) in 2005 and 2006 and had an exercise price per share greater than $2.00. Individuals that held 500 or fewer eligible options were cashed out.

The number of restricted stock rights granted in exchange for each eligible option surrendered was based upon an exchange ratio of 3 to 1. The 3 to 1 exchange ratio was determined based on the fair value of the eligible options which approximated the share price at a 3 to 1 conversion rate. The incremental stock compensation expense resulting from the offer is $109 to be amortized over the remaining life of the original options granted of approximately 2.5 years.

Pursuant to the offer, 16,000 options were canceled and cashed out by individuals who had 500 or fewer options. There were an additional 20 individuals that tendered 765,000 options for an aggregate of 255,000 restricted stock rights.

At June 30, 2008 and 2007 the Company had options to purchase 1,693,500 and 1,762,200 shares, respectively, of common stock outstanding to certain officers and other employees.

At June 30, 2008 the Company had restricted stock rights outstanding of 253,333, of which 98,333 are vested. There were no restricted stock rights outstanding at June 30, 2007.

On March 25, 2008, the Company issued warrants to purchase 90,000 shares of its common stock to an unrelated investor relations company. The warrants are exercisable for 10 years at the exercise price of $0.55, $1.20 and $4.50, for each tranche of 30,000 warrants, respectively. These warrants were issued for services to be provided over a period of time, as indicated in the agreement and the Company expensed the entire fair value of these warrants ($32) during the quarter ended June 30, 2008. The fair value was determined in accordance with the Black-Scholes model using an expected volatility of 68%, risk free interest rate of 5% and the warrants expiration of approximately 10 years from the date of issuance.

The compensation costs charged against income was $114 and $127 for the three months ended June 30, 2008 and 2007, respectively. Compensation costs are included in general and administrative expenses in the consolidated Condensed Statement of Operations.

Intangibles

On June 13, 2008, the Company agreed with the Petters Group Worldwide, LLC, a holder of greater than 5% of our voting common stock, for the purchase of an internet domain name or Universal Resource Locator or URL, www.redtag.com, in exchange for 150,000 shares of our common stock. The URL has an indefinite useful life and thus in accordance with the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the intangible asset need not be amortized. Each reporting period, the Company will evaluate the useful life of the intangible asset to determine whether events and circumstances continue to support an indefinite useful life, and record impairment if needed.

3. Net Loss Per Share (“EPS”)

The Company computes loss per share under Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” The statement requires presentation of two amounts: basic and diluted loss per share. Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average common shares outstanding. Dilutive earnings per share would include all common stock equivalents unless anti-dilutive.

Due to losses in each period presented, the Company has not included the following common stock equivalents in its computation of diluted loss per share as their input would have been anti-dilutive.

June 30,	2008	2007
Shares subject to stock warrants	3,412,398	3,232,939
Shares subject to stock options	1,693,500	1,762,200
	5,105,898	4,995,139

4. Merger and Private Offerings

On December 29, 2005 (the “Closing Date”), Cape Coastal Trading Corporation (or “Cape Coastal”), uBid Acquisition Co., Inc. (“Acquisition Sub”) and uBid, Inc. entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”). Under the Merger Agreement, Acquisition Sub merged with and into uBid, Inc., with uBid, Inc. remaining as the surviving corporation and a 100% owned subsidiary of Cape Coastal Trading Corporation. Just prior to the Closing Date, all outstanding convertible preferred shares and warrants to acquire shares of uBid, Inc. before the merger were converted and exercised such that, just prior to the merger, 3,793 shares of common stock were outstanding which were exchanged on a 2,320 to 1 basis on the closing date into 8,800,000 shares of common stock of Cape Coastal, with up to 444,444 shares of such common stock subject to redemption at a redemption price of $4.50. The stockholders of Cape Coastal before the merger retained 599,331 shares of common stock of Cape Coastal after the merger. Before the merger, Cape Coastal was a public shell company.  Concurrent with the merger, the Company amended its Certificate of Incorporation to change its name from Cape Coastal Trading Corporation to “uBid.com Holdings, Inc.”

The merger was treated as a recapitalization of uBid, Inc. for financial accounting purposes. Accordingly, the historical financial statements of Cape Coastal before the merger were replaced with the historical financial statements of uBid, Inc. before the merger. All share and per share data has been retroactively restated to reflect the implicit conversion ratio related to the exchange of shares in the merger.

Concurrent with the merger, the Company completed the first part of a private offering to accredited investors. The Company sold 10,000,003 shares of  its common stock (of which 2,222,224 shares were subject to redemption) and warrants to purchase 2,500,003 shares of its common stock at $5.85 for a period of 5 years (the shares and warrants are collectively referred to as “Units”), for aggregate consideration of approximately $45.0 million. These warrants were valued at $2.08 per warrant for an aggregate of $5.2 million using a Black-Scholes option-pricing model using a 5 year expected life, a risk free interest rate of 5.0%, no expected dividends and 68.0% volatility. Some of the investors participating in the first part of the private offering held notes that were issued by uBid before the merger, including $10.5 million of debt held by the Petters Group, a holder greater than 5% of our voting common stock, (“Petters Group”) and $5.0 million of debt held by the bridge loan holders. Rather than accepting cash consideration for the Units acquired by these investors, the Company agreed to issue Units at a rate of one Unit for each $4.50 of debt for consideration of the note holders’ cancellation of the existing notes. Therefore, the consideration the Company received on the Closing Date consisted of approximately $29.5 million in cash and $15.5 million in cancelled debt. In addition, on the Closing Date, the Company issued warrants to purchase 333,333 shares of our common stock to the bridge note holders as a financing fee, which warrants are exercisable for three years at an exercise price of $4.50 and the value of which, $0.6 million, was recorded as interest expense. The Company also issued warrants to purchase 230,000 shares of its common stock to its placement agents in the offering, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $0.5 million, was recorded as a cost of the equity issuance. These warrants were valued at $1.80 and $2.27 respectively per warrant for an aggregate of $1.1 million using a Black-Scholes option-pricing model using the warrants respective life, a risk free interest rate of 5.0%, no expected dividends and 68.0% volatility. Issuance costs, including the value of the warrants, were $4.7 million.

On February 3, 2006, the Company completed the second part of the private offering of Units to accredited investors. In this offering, the Company sold 3,000,000 shares of its common stock and warrants to purchase 750,002 shares of its common stock on the same terms as described above for an aggregate of $13.5 million. The Company also redeemed the 2,666,668 shares of common stock issued in connection with the merger and the first private offering that were subject to redemption at a price of $4.50 per share and issued 600,667 shares of common stock (valued at $4.50 per share) to Cape Coastal and uBid’s financial advisor, Calico Capital Group. In addition, the Company issued additional warrants to purchase 90,000 shares of its common stock to its placement agents on the same terms as described above. The second part of the private offering resulted in no net cash proceeds being retained by the Company. Issuance costs, including the value of the warrants and the shares issued to Calico Capital Group, were $4.4 million.

On April 25, 2007, the Company entered into a stock repurchase agreement with a group of private investors under common management to repurchase 2,135,550 shares of the Company’s common stock and warrants to purchase 580,937 shares of the Company’s common stock held by such private investors at a combined price of $1.05 for the company stock and for the warrants for an aggregate purchase price of $2,242,000. These shares and warrants repurchased in this privately negotiated transaction were originally acquired by the private investors in the Company’s private placement that initially closed on December 29, 2005. The repurchase represented 11% of the common stock and warrants outstanding.

5. 2005 Equity Incentive Plan

The 2005 Equity Incentive Plan is an equity-based compensation plan to provide incentives to, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock (collectively, “Incentive Awards”) to present and future employees, consultants, directors, and other third party service providers.

A total of 2,500,000 shares of common stock have been reserved for issuance under the 2005 Equity Incentive Plan. If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, expires and is unexercised or is forfeited, or if any shares are surrendered to the Company in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for future awards under the 2005 Equity Incentive Plan. Options generally vest over a period of four years and have a ten year contractual life.

On February 19, 2008 the Company offered eligible employees the opportunity to exchange on a grant by grant basis, their outstanding eligible options for restricted stock rights.

Options eligible for the exchange in this offer were granted under the Company’s 2005 Equity Incentive Plan that were granted in 2005 and 2006 and had an exercise price per share that is greater than $2.00. Individuals that held 500 or fewer eligible options were cashed out.

The number of restricted stock rights to be granted in exchange for each eligible option surrendered was based upon an exchange ratio of 3 to 1. The 3 to 1 exchange ratio was determined because at the origination of the offer the fair value of the eligible options approximated the share price at a 3 to 1 conversion rate. The incremental stock compensation expense resulting from the offer is $109 to be amortized over the remaining life of the original options granted.

Pursuant to the offer, 16,000 options were canceled and cashed out by individuals who had 500 or fewer options. There were an additional 20 individuals that tendered 765,000 options for an aggregate of 255,000 restricted stock rights, of which 98,333 are vested.

At June 30, 2008 the Company had restricted stock rights outstanding of 253,333, due to the forfeiture of 1,667 unvested stock rights during the quarter ended June 30, 2008. There were no restricted stock rights outstanding at June 30, 2007.

Restricted Stock Rights
Outstanding at 3/31/2008	255,000
Granted	-
Exercised	-
Forfeited	1,667
Outstanding at 6/30/2008	253,333

Vested and Exercisable at 6/30/2008	98,333

At June 30, 2008 and 2007 the Company had options to purchase 1,693,500 and 1,762,200 shares, respectively, of common stock outstanding to certain officers and other employees.

The compensation costs charged against income was $114 and $127 for the three months ended June 30, 2008 and 2007, respectively. Compensation costs are included in general and administrative expenses in the consolidated Condensed Statement of Operations.

None of the Incentive Awards granted under the 2005 Equity Incentive Plan were issued for cash consideration collected from the participants. The Incentive Awards were granted to participants in the 2005 Equity Incentive Plan on the basis of services to be provided to the Company by the participants.

The fair value of the options awarded for the six months ended June 30, 2008 and 2007, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Risk -free interest rate	5.0%	5.0%	5.0%	5.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	68.0%	68.0%	68.0%	68.0%
Expected life (years)	6.0	6.0	6.0	6.0
Weighted average grant date fair value	$0.56	$0.85	$0.51	$0.92
Estimated forfeiture rate	5%	5%	5%	5%

The risk-free interest rate is based on the U.S. Treasury Bill rates. The dividend reflects the fact that the Company has never paid a dividend on its common stock and does not expect to in the future. Expected volatility was based on a market-based implied volatility. The expected term of the options is based on what the Company believes will be representative of future behavior. In addition, the Company is required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

The following is a summary of all of the Company’s stock option activity:

	Shares under option	Weighted-average exercise price per share
Outstanding at December 31, 2007	1,984,100	$2.68
Granted	214,000	0.74
Exercised	0.00	0.00
Surrendered	(31,100)	4.38
Converted	(765,000)	4.60
Outstanding at March 31, 2008	1,402,000	$1.30
Granted	296,500	0.92
Excercised	0.00	0.00
Surrendered	(5,000)	6.74
Outstanding at June 30, 2008	1,693,500	$1.22

Exercisable at June 30, 2008	131,625	$1.90

As of June 30, 2008 there was $1,898 of total unrecognized compensation cost related to the non-vested option awards and restricted stock under the 2005 Equity Incentive Plan. That cost is expected to be recognized over the 3.2 year remaining vesting period of the non-vested option awards. The total fair value of the option awards and restricted stock that were vested during the three months ended June 30, 2008 and 2007 was $145 and $224, respectively.

The following table summarizes information about stock options at June 30, 2008:

	Outstanding			Exercisable
Exercise Price	Number Outstanding at June 30, 2008	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at June 30, 2008	Weighted Average Exercise Price
.01 - 2.00	1,619,500	9.3	$1.13	101,875	$1.46
2.01 - 4.00	62,000	8.4	$3.02	21,750	$2.98
4.01 - 6.00	11,000	7.5	$4.50	7,500	$4.50
6.01+	1,000	7.5	$6.15	500	$6.15
	1,693,500		$1.22	131,625	$1.90

The aggregate intrinsic value of the outstanding options (the difference between the closing stock price on the last trading day of the period ended June 30, 2008 of $1.87 per share and the exercise price, multiplied by the number of in-the-money options) was $1,204. This amount will change based on changes in the fair market value of the Company’s common stock.

6. Note Payable – Bank

On May 9, 2006, the Company and its subsidiaries entered into a Credit and Security Agreement with Wells Fargo Bank, National Association acting through Wells Fargo Business Credit and related security agreements and other agreements described in the Credit and Security Agreement (the “Credit Agreement”). The Credit Agreement provides for advances to the Company of up to a maximum of $25.0 million. The amount actually available to the Company will vary from time to time, depending on, among other factors, the amount of eligible inventory and the amount of eligible accounts receivable. The obligations under the Credit Agreement and all related agreements are secured by all of the Company assets. The initial term of the Agreement is three years, expiring on April 28, 2009. Up to $7.0 million of the maximum amount is available for irrevocable, standby and documentary letters of credit. Advances under the Credit Agreement bear interest at a base rate (Wells Fargo Bank's prime rate) or LIBOR plus 2.5%. The Credit Agreement requires a prepayment fee of $125,000 if the Company terminates the Credit Agreement during the third year. The Credit Agreement requires the Company, among other things, to limit capital expenditures and maintain minimum availability on the line. Also, the Company is obligated contractually by a restrictive lock box arrangement. The Credit Agreement also requires the Company to pay a variety of other fees and expenses, including minimum annual interest of $120,000. The Company, as of June 30, 2008, had $35,000 in deferred financing fees being amortized over the life of the Credit Agreement. As of June 30, 2008, the effective loan rate was 8.25% and the Company had an outstanding balance of $3,911,000.

On July 25, 2008, Wells Fargo Bank notified the Company of the Company’s failure to meet the minimum excess availability requirement of $3.5 million. Since the Company did not meet the minimum excess availability requirement as stated in the agreement, the financial covenants went into effect which required that we demonstrate net earnings at the levels stated in the agreement. Due to the recent restructuring, the Company was unable to meet the covenants. Wells Fargo Bank has not elected to accelerate or call the loan at this point, but has put into effect the default interest rate of 11.25% on the outstanding balance of the loan.

In response to the notification of violation from Wells Fargo, the Company is currently evaluating several options; including, but not limited to, the payment of a waiver fee of $100,000 to Wells Fargo Bank along with resetting the covenants, complete the sale of 2.1 million shares of common stock held in treasury in a private offering, draw upon the Fusion Capital Equity Line or refinance the Wells Fargo credit facility with alternative lenders.

7. Segment Information

The Company is currently organized into four operating segments but is changing its business model as previously discussed in Note 1 (Basis of Presentation): Direct sales channel, uBid Certified Merchant (“UCM”) sales channel, Business to Business sales channel and Other. In classifying its operational entities into a particular segment, the Company segregated its operations with similar economic characteristics, products and services, customers and methods of distribution into distinct operating groups. Prior to March 31, 2007, all operating segments were aggregated into one reportable segment. The Company’s management reviews the four operating segments revenue and gross profits to evaluate segment performance and allocate resources. Operating expenses are not analyzed by segment.

For the Direct sales channel, the Company is responsible for conducting the auction or listing the fixed sale price for merchandise owned by the Company, billing the customer, shipping the merchandise to the customer, processing merchandise returns and collecting accounts receivable.

For the UCM sales channel, the Company is responsible for conducting the auction for merchandise owned by third parties, billing the customer, arranging for a third party to complete delivery to the customer, processing merchandise returns and collecting accounts receivable. The Company bears no physical inventory loss or return risk related to these sales. The Company records commission revenue at the time of shipment.

For the Business to Business sales channel, the Company sells product purchased directly to other businesses. Revenues are recognized upon shipment.

All other revenues consist primarily of advertising revenue. Advertising revenues are derived principally from the sale of online advertisements. Advertising revenues on contracts are recognized as “impressions” (i.e., the number of times that an advertisement appears in pages viewed by users of our websites). Impressions are delivered over the term of the agreement where such agreements provide for minimum monthly, quarterly or annual advertising commitments.

	(Dollars in Thousands)
	Three months Ended June 30,		Six months Ended June 30,
	2008	2007	2008	2007
Net Revenue
Direct	$4,671	$9,002	$8,166	$16,770
UCM	1,182	1,341	2,460	2,797
Business to Business	2,537	3,035	4,750	3,096
Other	36	285	191	607
Total	$8,426	$13,663	$15,567	$23,270

Gross Profit
Direct	$(190)	$873	$(138)	$1,633
UCM	1,182	1,341	2,460	2,797
Business to Business	286	370	673	384
Other	36	285	191	607
Total	$1,314	$2,869	$3,186	$5,421

Gross Profit %
Direct	-4.1%	9.7%	-1.7%	9.7%
UCM	100.0%	100.0%	100.0%	100.0%
Business to Business	11.3%	12.2%	14.2%	12.4%
Other	100.0%	100.0%	100.0%	100.0%
Total	15.6%	21.0%	20.5%	23.3%

8. Subsequent Events

On July 25, 2008, Wells Fargo Bank notified the Company of the Company’s failure to meet the minimum excess availability requirement of $3.5 million. Since the Company did not meet the minimum excess availability requirement as stated in the agreement, the financial covenants went into effect which required that we demonstrate net earnings at the levels stated in the agreement. Due to the recent restructuring, the Company was unable to meet the covenants. Wells Fargo Bank has not elected to accelerate or call the loan at this point, but has put into effect the default interest rate of 11.25% on the outstanding balance of the loan.

In response to the notification of violation from Wells Fargo, the Company is currently evaluating several options; including, but not limited to, the payment of a waiver fee of $100,000 to Wells Fargo Bank along with resetting the covenants, complete the sale of 2.1 million shares of common stock held in treasury in a private offering, draw upon the Fusion Capital Equity Line or refinance the Wells Fargo credit facility with alternative lenders.

On July 15, 2008 the Company signed a $10.0 million common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion Capital”). Concurrently with entering into the common stock purchase agreement, the Company entered into a registration rights agreement with Fusion Capital. Under the registration rights agreement, the Company agreed to file a registration statement related to the transaction with the U.S. Securities and Exchange Commission (“SEC”) covering the shares that have been issued or may be issued to Fusion Capital under the common stock purchase agreement. After the SEC has declared effective the registration statement related to the transaction, the Company has the right over a 24-month period to sell shares of common stock to Fusion Capital from time to time in amounts between $60,000 to $1.0 million, depending on certain conditions set forth in the agreement, up to an aggregate of $10.0 million.

In consideration for entering into the agreement, upon execution of the common stock purchase agreement the Company issued to Fusion Capital 230,074 shares of the Company’s common stock as a commitment fee. Also, the Company will issue to Fusion Capital an additional 230,074 shares as a commitment fee pro rata as the Company receives the $10.0 million of future funding. The purchase price of the shares related to the $10.0 million of future funding will be based on the prevailing market prices of the Company’s common stock at the time of sales without any fixed discount, and the Company will control the timing and amount of any sales of shares to Fusion Capital. Fusion Capital shall not have the right or the obligation to purchase any shares of the Company’s common stock on any business day that the price of the Company’s common stock is below $0.75 per share. The common stock purchase agreement may be terminated by the Company at any time at the Company’s discretion without any cost to the Company. There are no negative covenants, restrictions on future funding, penalties or liquidated damages in the agreement. The proceeds received by the Company under the common stock purchase agreement will be used to provide working capital to further implement the Company’s recently announced strategic change to focus on liquidating excess inventories.

The Company issued the initial 230,074 shares at the agreed upon price of $1.52 per share, determined based on the 20-day moving average as of the date the agreement was accepted. The Company will record the transaction in the quarter ended September 30, 2008.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses of the Registrant in connection with the offering described in the registration statement.

SEC registration fee	$213
Legal fees and expenses	$40,000
Accounting fees and expenses	$7,500
Miscellaneous	$7,500

TOTAL	$55,213

ITEM 14.	Indemnification of Directors and Officers.

Under Delaware law, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than one by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, if such director or officer acted in good faith, for a purpose which such person reasonably believed to be in or not opposed to the best interests of the corporation and, in criminal actions or proceedings, had no reasonable cause to believe that such conduct was unlawful.

In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses, including attorneys’ fees, actually and necessarily incurred by such person in connection with the defense or settlement of such action or suit, if such director or officer acted in good faith for a purpose which such person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Delaware law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting a director’s liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. Delaware law provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner.

Our certificate of incorporation and bylaws provide that we will indemnify our directors to the fullest extent permitted by Delaware law and may, if and to the extent authorized by our board of directors, indemnify our officers and any other person whom we have the power to indemnify against any liability, reasonable expense or other matter whatsoever.

Any amendment, modification or repeal of the foregoing provisions shall be prospective only, and shall not affect any rights or protections of any of our directors existing as of the time of such amendment, modification or repeal.

We may also, at the discretion of our board of directors, purchase and maintain insurance to the fullest extent permitted by Delaware law on behalf of any of our directors, officers, employees or agents against any liability asserted against such person and incurred by such person in any such capacity.

On December 29, 2005, we entered into indemnification agreements with all of our officers and directors providing for the indemnification of each of them for actions brought against any of them by reason of the fact that they are or were our agents. The indemnification agreements provide for indemnification of certain expenses, judgments, fines, and settlement amounts incurred by the indemnitee in any action or proceeding, including any action by or in the right of Enable arising out of such person’s services to us, to any of our subsidiaries, or to any other company or enterprise to which such indemnitee provides services at our request. The indemnity agreements provide for the advancement of expenses, make indemnification contingent on the indemnitee’s good faith in acting or failing to act, and except the obligation to indemnify for expenses or liabilities paid directly to the indemnitee by directors’ and officers’ insurance. A form of indemnity agreement was filed as an Exhibit to our Current Report on Form 8-K, filed with the SEC on January 5, 2006.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15.	Recent Sales of Unregistered Securities.

Recent Sales of Unregistered Securities

Upon the December 29, 2005 closing of the merger of uBid Acquisition Co., Inc. with and into uBid, following which uBid became our wholly-owned subsidiary, the stockholders of uBid before the merger surrendered all of the issued and outstanding shares of uBid and received 8,800,000 shares of our common stock. On February 6, 2006, 444,444 of such shares of our common stock were redeemed, at a price of $4.50 per share. The Cape Coastal stockholders before the merger retained 599,331 shares of common stock. The offering and sale were deemed to be exempt under Rule 506 of Regulation D and Section 4(2) of the Securities Act, because the shares were sold to less than 35 purchasers, as calculated pursuant to Rule 501 of the Securities Act. No advertising or general solicitation was employed in the offering.

Immediately following the closing of the merger, we granted options to purchase 1,721,700 shares of common stock under our 2005 Equity Incentive Plan to our Named Executive Officers and other employees. Except as otherwise described herein, the options are issuable pursuant to the 2005 Equity Incentive Plan at an exercise price of $4.50 per share and will vest in equal annual increments over the four year period following the date of grant.

Also on December 29, 2005, we completed the first part of a private offering to accredited investors. We sold 10,000,003 shares of our common stock and warrants to purchase 2,500,003 shares of our common stock, for aggregate consideration of $45 million. The warrants issued to the investors are exercisable for five years at an exercise price of $5.85. Some of the investors participating in the first part of the private offering held notes that were issued by uBid before the merger, including $10.5 million of debt held by the Petters Group and $5.0 million of debt held by the bridge loan holders. Rather than accepting cash consideration for the Units acquired by these investors, we agreed to issue Units at a rate of one Unit for each $4.50 of debt for consideration of the note holders’ cancellation of the existing notes. Of the 3,444,444 Units issued in exchange for debt, 2,222,224 Units were issued to Petters Group with common shares that were subject to redemption at a redemption price of $4.50. For debt exchanged with Units that did not have redeemable common shares, the value of the securities issued in exchange for the debt equaled the face value of the debt exchanged, and accordingly, we did not recognize or record a gain or loss. Due to the higher value of the redeemable common shares issued to Petters Group, we realized a loss of approximately $1.2 million upon the exchange of debt for Units with those redeemable common shares. However, as the Petters Group is considered a significant related party to us, the exchange was treated for accounting purposes as a capital transaction and the resulting loss was reflected as a dividend to shareholders rather than as a direct reduction of net earnings. Therefore, the consideration we received on the Closing Date consisted of approximately $29.5 million in cash and $15.5 million in cancelled debt. In addition, on the Closing Date, we issued warrants to purchase 333,333 shares of our common stock to the bridge note holders as a financing fee, which warrants are exercisable for three years at an exercise price of $4.50 and the value of which, $600,000, was recorded as interest expense. We also issued warrants to purchase 230,000 shares of our common stock to our placement agents in the offering, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $522,000, was recorded as a cost of the equity issuance.

On February 3, 2006, we completed the second part of our private offering to accredited investors. In this offering, we sold 3,000,000 shares of our common stock and warrants to purchase 750,002 shares of our common stock. On February 6, 2006, we redeemed the 2,666,668 shares of our common stock issued subject to redemption to former uBid stockholders and certain participants in the first part of the private offering, at a redemption price of $4.50 per share and issued 600,667 shares of common stock to Cape Coastal and uBid’s financial advisor, Calico Capital Group, LLC. We issued additional warrants to purchase 90,000 shares of our common stock to our placement agents, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $162,000, was recorded as additional costs of the equity issuance.

In connection with the First Closing, on December 29, 2005, we issued warrants to the holders of our bridge notes to purchase 333,333 shares of common stock for a period of three years at an exercise price of $4.50. These warrants were issued as a deferred fee for providing bridge loans to uBid on October 3, 2005.

On February 3, 2006, we closed another round of financing with accredited investors (the “Second Closing”). We issued 3,000,000 shares of our common stock and warrants to purchase 750,002 shares of common stock to various accredited investors for a purchase price of $13.5 million. We also redeemed 1,000,001 shares from Petters Group for a total of $4.5 million and 1,222,223 shares from the Petters Company, Inc. for $5.5 million. On February 6, 2006, in connection with the Second Closing, we redeemed a total of 444,444 shares of our common stock from Robert Tomlinson and Timothy Takesue for a total of $2 million. Additionally, we issued 600,667 shares of our common stock to Calico Capital Group, LLC, our financial advisors. Pursuant to a letter agreement, Calico subsequently transferred a total of 50,000 of its shares to two stockholders of the former Cape Coastal Trading Corporation. Our placement agents were issued warrants to acquire an additional 90,000 shares of our common stock for five years at an exercise price $4.50 per share, also in connection with the Second Closing.

On July 15, 2008 we issued to Fusion Capital 230,074 shares of our common stock as a commitment fee in connection with entering into a common stock purchase agreement. For more information, see the section titled “The Fusion Transaction” in this prospectus.

For the three months ended June 30, 2008, options to purchase an aggregate of 688,000 shares of the Company’s common stock were granted to individuals, all employees of Enable. Options to purchase an aggregate of 600,000 shares at $1.14 per share were granted on September 21, 2007. The options have a term of ten years and vest over a three to four year period either quarterly or annually beginning on the first quarter or year respectively after the date of grant. The option grants were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, which provides an exemption for transactions not involving a public offering.

The private offerings and related transactions discussed above are exempt from registration under Section 4(2) of the Securities Act or Rule 506 of Regulation D, promulgated by the SEC. With respect to the issuance of securities in connection with the First Closing and the Second Closing, no general solicitation was made by us or any person acting on our behalf; the securities were sold subject to transfer restrictions, and the certificates for the shares and warrants contained an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or an exemption therefrom.

ITEM 16.	Exhibits and Financial Statement Schedules

(a) Exhibits
Exhibit No.	Description	Reference

2.1	Agreement and Plan of Merger dated as of December 15, 2005, by and between Cape Coastal Trading Corporation, a New York corporation and Cape Coastal Trading Corporation, a Delaware corporation.	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 (File No. 000-50995).

2.2	Merger Agreement and Plan of Reorganization dated as of December 29, 2005, by and among Cape Coastal Trading Corporation, uBid Acquisition Co., Inc. and uBid, Inc.	Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).

3.1	Certificate of Incorporation.	Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 (File No. 000-50995).

3.2	Certificate of Amendment of Certificate of Incorporation.	Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2008 (File No. 000-50995).

3.3	Amended and Restated Bylaws.	Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2008 (File No. 000-50995).

4.1	Form of Warrant to be issued to the Investors.	Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).

4.2	Form of Warrant to be issued to the Placement Agents.	Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).

4.3	Form of Warrant to be issued to the Note Holders.	Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).

4.4	Form of Lockup Agreement.	Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).

5.1	Opinion of Fredrikson & Byron, P.A.	Filed herewith.

10.1	Asset Purchase Agreement dated as of January 13, 2005, by and between Cape Coastal Trading Corporation, a New York corporation and Kwajo Sarfoh.	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2005 (File No. 000-50995).

10.2	Form of Securities Purchase Agreement by and among Cape Coastal Trading Corporation, uBid, Inc. and the Investors named therein.	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).

10.3	Employment Agreement dated as of December 29, 2005 by and between Cape Coastal Trading Corporation and Timothy E. Takesue.	Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).

10.4	Employment Agreement dated as of September 21, 2007 by and between uBid.com Holdings, Inc and Jeffrey D. Hoffman.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2007 (File No. 000-50995).

10.5	2005 Equity Incentive Plan, effective as of December 15, 2005.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).

10.6	Form of Incentive Stock Option Agreement.	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).

10.7	Form of Non-Qualified Stock Option Agreement.	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).

10.8	Form of Indemnity Agreement.	Incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).

10.9	Form of Amendment Number 1 to Securities Purchase Agreement dated as of February 28, 2006.	Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2006 (File No. 000-50995).

10.10
Credit and Security Agreement between uBid.com Holdings, Inc., uBid, Inc. and Wells Fargo Bank, National Association acting through Wells Fargo Business Credit dated May 9, 2006 and Revolving Note in the amount of $25,000,000 issued on May 9, 2006 by uBid, Inc and uBid.com Holdings, Inc. payable to Wells Fargo Bank, National Association.
Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2006 (File No. 000-50995).

10.11	Separation Agreement and Release between uBid.com Holdings, Inc. and Robert H. Tomlinson, Jr. dated September 20, 2007.	Incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2008 (File No. 000-50995).

10.12	Employment Agreement by and between uBid.com Holdings, Inc. and Glenn R. Weisberger dated May 15, 2008.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2008 (File No. 000-50995).

10.13	Incentive Stock Option Agreement by and between uBid.com Holdings, Inc. and Glenn R. Weisberger dated May 15, 2008.	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2008 (File No. 000-50995).

10.14	Common Stock Purchase Agreement, dated as of July 15, 2008, by and between uBid.com Holdings, Inc. and Fusion Capital Fund II, LLC.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2008 (File No. 000-50995).

10.15	Registration Rights Agreement, dated as of July 15, 2008, by and between uBid.com Holdings, Inc. and Fusion Capital Fund II, LLC	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2008 (File No. 000-50995).

16.1	Letter regarding Change in Certifying Accountant.	Incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).

16.2	Letter regarding Change in Certifying Accountant.	Incorporated by reference to Exhibit 16.2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 10, 2006 (File No. 333-131733).

21.1 23.1	List of Subsidiaries. Consent of BDO Seidman, LLP, an independent registered public accounting firm.	Filed herewith Filed herewith
23.2	Consent of Fredrikson & Byron, P.A.	Contained in the opinion filed as Exhibit 5.1 hereof

ITEM 17.	Undertakings.

a.	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 5th day of September, 2008.

ENABLE HOLDINGS, INC.
By:	/s/ Jeffrey D. Hoffman
Jeffrey D. Hoffman
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey D. Hoffman and Miguel A. Martinez, Jr., and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign any or all amendments to this Registration Statement on Form S-1 (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Jeffrey D. Hoffman Jeffrey D. Hoffman	Chief Executive Officer (Principal Executive Officer)	September 5, 2008

/s/ Miguel A. Martinez, Jr. Miguel A. Martinez, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	September 5, 2008

/s/ Steven Sjoblad Steven Sjoblad	Director	September 5, 2008

/s/ David E. Baer David E. Baer	Director	September 5, 2008

/s/ Mary L. Jeffries Mary L. Jeffries	Director	September 5, 2008

/s/ Kenneth J. Roering Kenneth J. Roering	Director	September 5, 2008

/s/ Casey L. Gunnell Casey L. Gunnell	Director	September 5, 2008